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08005473

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sun Hung Kai Properties

*CURRENT ADDRESS

PROCESSED
OCT 22 2008 SA
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01755 FISCAL YEAR 6-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/20/08

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sun Hung Kai Properties Limited (the "**Company**"), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of the Company to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 4 December 2008 at 12:00 noon (the "**Annual General Meeting**") is set out on pages 14 to 16 of this circular.

Whether or not you are able to attend the Annual General Meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time of the Annual General Meeting or at any adjournment thereof. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting or at any adjournment thereof should you so wish.

15 October 2008

CONTENTS

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

Chairman:
Kwong Siu-hing *(Non-Executive Director)*

Executive Directors:
Kwok Ping-kwong, Thomas *(Vice Chairman & Managing Director)*
Kwok Ping-luen, Raymond *(Vice Chairman & Managing Director)*
Chan Kai-ming
Chan Kui-yuen, Thomas
Kwong Chun
Wong Yick-kam, Michael
Wong Chik-wing, Mike

Non-Executive Directors:
Lee Shau-kee *(Vice Chairman)*
Kwok Ping-sheung, Walter
Woo Po-shing
Li Ka-cheung, Eric
Kwan Cheuk-yin, William
Lo Chiu-chun, Clement
Woo Ka-biu, Jackson *(Alternate Director to Woo Po-shing)*

Independent Non-Executive Directors:
Chung Sze-yuen
Yip Dicky Peter
Wong Yue-chim, Richard
Cheung Kin-tung, Marvin

Company Secretary:
Yung Sheung-tat, Sandy

Registered Office:
45th Floor
Sun Hung Kai Centre
30 Harbour Road
Hong Kong

15 October 2008

To the shareholders

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE SHARES,
RE-ELECTION OF DIRECTORS
AND
NOTICE OF ANNUAL GENERAL MEETING

At the annual general meeting of the Company held on 6 December 2007, resolutions were passed giving general mandates to the directors of the Company (the "**Directors**") to exercise the powers of the Company to repurchase its own ordinary shares of the Company (the "**Shares**") in accordance with the relevant rules set out in the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**") and The Codes on Takeovers and Mergers and Share Repurchases (the "**Takeovers Code**") (together the "**Share Repurchase Rules**") and to allot, issue and deal with the Shares. These general mandates will lapse at the conclusion of the Annual General Meeting unless renewed at that meeting. Ordinary resolutions will therefore be proposed at the Annual General Meeting to renew the general mandates to repurchase Shares and to allot, issue and deal with Shares.

The purpose of this circular is to provide you with information regarding, inter alia, the proposed general mandates to repurchase Shares and to allot, issue and deal with Shares, the extension of the proposed general mandate to issue Shares and the re-election of Directors of the Company.

1. GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to repurchase Shares (the "**Share Repurchase Mandate**"). The Shares which may be repurchased pursuant to the Share Repurchase Mandate are up to 10% of the issued share capital of the Company on the date of passing the resolution approving the Share Repurchase Mandate.

As at 8 October 2008, the latest practicable date prior to the printing of this circular (the "**Latest Practicable Date**"), the issued share capital of the Company comprised 2,564,333,362 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of passing the resolution approving the Share Repurchase Mandate, the maximum number of Shares which may be repurchased pursuant to the Share Repurchase Mandate on the date of passing the resolution approving the Share Repurchase Mandate will be 256,433,336 Shares.

An explanatory statement as required under the Share Repurchase Rules, giving certain information regarding the Share Repurchase Mandate together with the details of the repurchases of Shares made by the Company during the six months preceding the Latest Practicable Date, are set out in Appendix I to this circular. The Share Repurchase Mandate will expire upon whichever is the earliest of : (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company (the "**Articles**") or by the laws of Hong Kong to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Repurchase Mandate is revoked or varied by an ordinary resolution of the shareholders.

2. GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to allot, issue and deal with the Shares (the "**Share Issue Mandate**"). The Shares which may be allotted and issued pursuant to the Share Issue Mandate is up to 10% of the issued share capital of the Company on the date of passing the resolution approving the Share Issue Mandate. In addition, an ordinary resolution will also be proposed for the shareholders to consider and, if thought fit, approve the extension of the Share Issue Mandate by adding to the aggregate number of Shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the Share Issue Mandate the number of Shares purchased under the Share Repurchase Mandate, if granted.

Details of the Share Issue Mandate and the extension of the Share Issue Mandate are respectively set out in Resolutions 6 and 7 in the Notice of Annual General Meeting set out on pages 14 to 16 of this circular. The Share Issue Mandate will expire upon whichever is the earliest of : (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or by the laws of Hong Kong to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Issue Mandate is revoked or varied by an ordinary resolution of the shareholders.

3. RE-ELECTION OF DIRECTORS

In accordance with Article 95 of the Articles, Madam Kwong Siu-hing and Dr. Cheung Kin-tung, Marvin will hold office until the Annual General Meeting and will be eligible for re-election. In accordance with Article 104(A) of the Articles, Dr. Lee Shau-kee, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-luen, Raymond, Mr. Chan Kai-ming, Mr. Wong Yick-kam, Michael and Mr. Wong Chik-wing, Mike will retire by rotation at the Annual General Meeting and, being eligible, will offer themselves for re-election. Details of the Directors who are proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

4. ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 4 December 2008 at 12:00 noon is set out on pages 14 to 16 of this circular. At the Annual General Meeting, resolutions will be proposed to approve, inter alia, the Share Issue Mandate, the Share Repurchase Mandate, the extension of the Share Issue Mandate and the re-election of Directors.

The procedure by which shareholders of the Company may demand a poll at any general meeting of the Company is set out in Appendix III to this circular.

A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the Annual General Meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time of the Annual General Meeting or at any adjournment thereof. Completion and delivery of the form of proxy will not preclude shareholders from attending and voting at the Annual General Meeting or at any adjournment thereof if they so wish.

5. RECOMMENDATION

The Directors believe that the grant of the Share Issue Mandate and Share Repurchase Mandate, the extension of the Share Issue Mandate and the re-election of Directors to be proposed at the Annual General Meeting are in the interests of the Company and the shareholders. Accordingly, the Board recommends the shareholders should vote in favour of the resolutions in relation to the above proposals to be proposed at the Annual General Meeting.

Yours faithfully,
Kwok Ping-luen, Raymond
Vice Chairman & Managing Director

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed Share Repurchase Mandate and also constitutes the memorandum under section 49BA of the Companies Ordinance. References in this statement to "Shares" means shares of all classes in the capital of the Company.

(a) Listing Rules

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their fully-paid up shares on the Stock Exchange subject to certain restrictions.

(b) Shareholders' approval

The Listing Rules provide that all on-market share repurchases by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by specific approval of a particular transaction or by a general mandate to the directors of the company to make such repurchases.

(c) Exercise of the Share Repurchase Mandate

As at the Latest Practicable Date, there were 2,564,333,362 Shares in issue. Subject to the passing of the ordinary resolution approving the Share Repurchase Mandate and on the basis that no further Shares are issued or no Shares are repurchased prior to the Annual General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 256,433,336 Shares.

(d) Reasons for the Repurchase of Shares

The Directors believe that the Share Repurchase Mandate is in the best interest of the Company and the shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per Share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company flexibility to do so if and when appropriate. The timing and the number(s), the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

(e) Source of Funds

Repurchases must be made out of funds which are legally available for such purpose in accordance with the Company's Memorandum and Articles of Association and the laws of Hong Kong. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the financial year ended 30 June 2008) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or its gearing level.

(f) Share Prices

The monthly highest and lowest prices at which the Shares were traded on the Stock Exchange during the twelve months preceding the Latest Practicable Date were as follows:

	Share Prices (per Share)	
	Highest	Lowest
	HK$	*HK$*
2007		
October	168.00	122.00
November	164.10	132.00
December	170.00	145.50
2008		
January	175.40	138.00
February	154.80	128.00
March	137.80	107.10
April	138.40	120.60
May	144.50	121.00
June	127.80	103.70
July	122.70	101.50
August	118.70	99.80
September	108.40	72.80
October (up to the Latest Practicable Date)	76.70	66.00

(g) Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Share Repurchase Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, currently intends to sell Shares to the Company or its subsidiaries in the event that the Share Repurchase Mandate is approved by the shareholders.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell the Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of Shares.

(h) The Takeovers Code

If, as a result of a repurchase of Shares by the Company, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. Accordingly, a shareholder, or group of shareholders acting in concert, could, depending on the level of increase of shareholding interest, obtain or consolidate control of the Company or become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, the following table sets out the interests of substantial shareholders which fall to be disclosed to the Company under Part XV of the Securities and Futures Ordinance ("**SFO**"). Their respective percentage shareholdings of the Company assuming that the Share Repurchase Mandate is exercised in full is set out in the last column of the table:

Name	As Trustee	Corporate interest	Beneficial owner	Total number of shares	% of shares in issue	% of shareholding assuming that the Share Repurchase Mandate is exercised in full
HSBC Trustee (C.I.) Limited ("HTCIL")	1,068,035,347	-	-	1,068,035,347[1]	41.64	46.27
Cerberus Group Limited ("CGL")	-	1,062,988,347	-	1,062,988,347[1]	41.45	46.05
Vantage Captain Limited ("VCL")	-	75,830,929	987,157,418	1,062,988,347[1]	41.45	46.05

Note:

1. The Shares in which VCL was interested were the same Shares in which CGL was interested; the Shares in which CGL was interested formed part of the Shares in which HTCIL was interested.

In the event that the Directors exercise in full the power to repurchase Shares under the Share Repurchase Mandate, the shareholdings of VCL, CGL and HTCIL in the Company would be increased to such an extent which will exceed the 2% creeper as specified in Rule 26.1 of the Takeovers Code. If so, this may give rise to an obligation on them to make a mandatory offer under Rules 26 and 32 of the Takeovers Code.

Save as aforesaid, the Directors are not aware of any consequence which may arise under the Takeovers Code as a result of any repurchases made pursuant to the Share Repurchase Mandate. In the event that the Share Repurchase Mandate is implemented in full, the number of Shares held by the public would not fall below 25%.

(i) Shares purchased by the Company

The Company did not repurchase any Shares in the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

The following are the particulars of the eight Directors proposed to be re-elected at the Annual General Meeting:

Kwong Siu-hing
Chairman & Non-Executive Director (Age: 79)

Madam Kwong was appointed as a Non-Executive Director and the Chairman of the Company on 27 May 2008. She is the wife of Mr. Kwok Tak-seng, the late chairman of the Company. Madam Kwong has over 40 years of experience in real estate business. In addition, she has participated in various charity and community activities for Sun Hung Kai Properties-Kwoks' Foundation Limited and The T.S. Kwok Foundation Limited. Madam Kwong is well-respected by the Board and the senior management of the Company. She is the mother of Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond and the sister of Mr. Kwong Chun.

Save as disclosed above, Madam Kwong did not hold any other directorships in any other public listed companies in the last three years and does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the Latest Practicable Date, Madam Kwong had personal interests of 21,000 Shares and other interests of 1,071,521,347 Shares[Note] within the meaning of Part XV of the SFO.

Madam Kwong has not entered into any service contract with the Company but she is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. Her director's fee is proposed by the Board and approved by the shareholders at the annual general meeting and her other emoluments are subject to review by the Board from time to time pursuant to the power given to it under the Articles with reference to her contribution in terms of time, effort and her expertise. For the financial year ended 30 June 2008, Madam Kwong received a fee of HK$11,475 for being Chairman of the Company.

Save as disclosed above, there are no other matters concerning Madam Kwong that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.

Dr. Cheung Kin-tung, Marvin
DBA(Hon), GBS, OBE, JP
Independent Non-Executive Director (Age: 61)

Dr. Cheung was appointed as an Independent Non-Executive Director of the Company on 7 December 2007. He is a Non-Official Member of the Executive Council, Chairman of the Airport Authority Hong Kong and Aviation Security Company Limited, Chairman of the Board of Supervisory Committee of the Trustees of the Tracker Fund, the Chairman of the Council of the Hong Kong University of Science and Technology and a Council Member of the Open University of Hong Kong. He is an Independent Non-Executive Director of Hang Seng Bank Limited, HKR International Limited and Hong Kong Exchanges and Clearing Limited. Dr. Cheung is also a Director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Limited.

Note: Of these Shares, Madam Kwong Siu-hing, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond were deemed to be interested in 1,071,521,347 Shares by virtue of being beneficiaries of certain discretionary trusts, which represented the same interests and were therefore duplicated amongst these four Directors for the purpose of the SFO.

Save as disclosed above, Dr. Cheung did not hold any other directorships in any other public listed companies in the last three years. He does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the Latest Practicable Date, Dr. Cheung did not have any interests in the Shares within the meaning of Part XV of the SFO.

Dr. Cheung has not entered into any service contract with the Company but he is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is proposed by the Board and approved by the shareholders at the annual general meeting and his other emoluments are subject to review by the Board from time to time pursuant to the power given to it under the Articles with reference to his contribution in terms of time, effort and his expertise. For the financial year ended 30 June 2008, Dr. Cheung received a fee of HK$56,557 for being a Director of the Company and a further fee of HK$136,066 for being the Chairman of the Audit Committee of the Company.

Save as disclosed above, there are no other matters concerning Dr. Cheung that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.

Dr. the Hon Lee Shau-kee
GBM, DBA(Hon), DSSc(Hon), LLD(Hon)
Vice Chairman & Non-Executive Director (Age: 79)

Dr. Lee has been a Non-Executive Director of the Company for the last 36 years. He is the Founder and Chairman and Managing Director of Henderson Land Development Company Limited and Henderson Investment Limited. He has been engaged in property development in Hong Kong for more than 50 years. He is also Chairman of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited as well as a Director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. In addition, Dr. Lee served as a Director of Henderson Cyber Limited (being a listed company in Hong Kong until its privatization on 12 December 2005) until his resignation in March 2007. In July 2007, the Government of the Hong Kong Special Administrative Region awarded Dr. Lee the Grand Bauhinia Medal for his distinguished community service.

Save as disclosed above, Dr. Lee did not hold any other directorships in any other public listed companies in the last three years. He does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the Latest Practicable Date, Dr. Lee had personal interests of 486,340 Shares and corporate interests of 343,000 Shares within the meaning of Part XV of the SFO.

Dr. Lee has not entered into any service contract with the Company but he is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is proposed by the Board and approved by the shareholders at the annual general meeting and his other emoluments are subject to review by the Board from time to time pursuant to the power given to it under the Articles with reference to his contribution in terms of time, effort and his expertise. For the financial year ended 30 June 2008, Dr. Lee received fees of HK$110,000 for being a Vice Chairman of the Company.

Save as disclosed above, there are no other matters concerning Dr. Lee that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.

Kwok Ping-sheung, Walter
D.Sc, Msc (Lond), DIC, MICE, JP
Non-Executive Director (Age: 57)

Mr. Kwok has been with the Group for 34 years. He holds an Honorary Doctor of Science degree and a Master of Science degree in Civil Engineering from the Imperial College of Science and Technology, University of London, and is a Member of the Institution of Civil Engineers, U.K. and a Member of the Hong Kong Institution of Engineers. He is an Executive Director of SUNeVision Holdings Ltd. ("**SUNeVision**"), a Non-Executive Director of Transport International Holdings Limited ("**Transport International**") and Director of Wilson Parking (Holdings) Limited and Hung Cheong Import & Export Co., Ltd.

He is also a Director of The Real Estate Developers Association of Hong Kong and Tsimshatsui East Property Developers' Association Ltd. and Honorary Treasurer of the Federation of Hong Kong Hotel Owners. On the community front, he is the Past Chairman of the Former Directors Committee of the Hong Kong Community Chest. He is also a Member of MBA Programmes Committee of The Chinese University of Hong Kong and an Honorary Member of The Court of The Hong Kong University of Science & Technology.

Mr. Kwok is an Honorary Citizen of Beijing & Guangzhou and a Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference. Mr. Kwok is the son of Madam Kwong Siu-hing, and the elder brother of Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond.

Save as disclosed above, Mr. Kwok did not hold any other directorships in any other public listed companies in the last three years and does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Kwok had personal interests of 75,000 Shares and other interests of 1,093,505,522 Shares[Note] within the meaning of Part XV of the SFO.

Mr. Kwok has not entered into any service contract with the Company but he is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is proposed by the Board and approved by the shareholders at the annual general meeting and his other emoluments are subject to review by the Board from time to time pursuant to the power given to it under the Articles with reference to his contribution in terms of time, effort and his expertise. For the financial year ended 30 June 2008, Mr. Kwok received fees of a total of HK$118,088 for being the Chairman and Chief Executive of the Company for the period from 1 July 2007 to 27 May 2008 and a Non-Executive Director of the Company for the period from 28 May 2008 to 30 June 2008, HK$30,000 for being a Director of SUNeVision and other emoluments of approximately HK$2.69 million.

Save as disclosed above, there are no other matters concerning Mr. Kwok that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.

Note: Of these Shares, Madam Kwong Siu-hing, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond were deemed to be interested in 1,071,521,347 Shares by virtue of being beneficiaries of certain discretionary trusts, which represented the same interests and were therefore duplicated amongst these four Directors for the purpose of the SFO.

Kwok Ping-luen, Raymond
MA (Cantab), MBA, Hon DBA, Hon LLD, JP
Vice Chairman & Managing Director (Age: 55)

Mr. Kwok has been with the Group for 30 years. He holds a Master of Arts degree in Law from Cambridge University, a Master degree in Business Administration from Harvard University, an Honorary Doctorate degree in Business Administration from The Open University of Hong Kong and an Honorary Doctorate degree in Laws from The Chinese University of Hong Kong. He is Chairman of SUNeVision and SmarTone Telecommunications Holdings Limited ("**SmarTone**"), a Non-Executive Director of Transport International and USI Holdings Limited ("**USI Holdings**"), and an Independent Non-Executive Director of Standard Chartered Bank (Hong Kong) Limited.

In civic activities, Mr. Kwok is a Director of The Real Estate Developers Association of Hong Kong, a Member of the General Committee of The Hong Kong General Chamber of Commerce, a Member of the Hong Kong Port Development Council and Vice-Chairman of the Council of The Chinese University of Hong Kong. Mr. Kwok is the son of Madam Kwong Siu-hing, and the younger brother of Mr. Kwok Ping-sheung, Walter and Mr. Kwok Ping-kwong, Thomas.

Save as disclosed above, Mr. Kwok did not hold any other directorships in any other public listed companies in the last three years and does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Kwok had personal interests of 75,000 Shares and other interests of 1,094,698,895 Shares[Note] within the meaning of Part XV of the SFO.

Mr. Kwok has not entered into any service contract with the Company but he is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is proposed by the Board and approved by the shareholders at the annual general meeting and his other emoluments are subject to review by the Board from time to time pursuant to the power given to it under the Articles with reference to his contribution in terms of time, effort and his expertise. For the financial year ended 30 June 2008, Mr. Kwok received fees of HK$110,000 for being a Vice Chairman of the Company, HK$40,000 for being Chairman of SUNeVision and HK$100,000 for being Chairman of SmarTone and other emoluments of approximately HK$2.02 million.

Save as disclosed above, there are no other matters concerning Mr. Kwok that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.

Note: Of these Shares, Madam Kwong Siu-hing, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond were deemed to be interested in 1,071,521,347 Shares by virtue of being beneficiaries of certain discretionary trusts, which represented the same interests and were therefore duplicated amongst these four Directors for the purpose of the SFO.

Chan Kai-ming
CEng, FIStructE, MICE
Executive Director (Age: 76)

Mr. Chan has been an Executive Director of the Company since January 1981. He also served as an appointed Member of the District Board of Shatin for three years from 1985.

Save as disclosed above, Mr. Chan did not hold any other directorships in any other public listed companies in the last three years and does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Chan had personal interest of 41,186 Shares within the meaning of Part XV of the SFO.

Mr. Chan has not entered into any service contract with the Company but he is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is proposed by the Board and approved by the shareholders at the annual general meeting and his other emoluments are subject to review by the Board from time to time pursuant to the power given to it under the Articles with reference to his contribution in terms of time, effort and his expertise. For the financial year ended 30 June 2008, Mr. Chan received fees of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$3.19 million.

Save as disclosed above, there are no other matters concerning Mr. Chan that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.

Wong Yick-kam, Michael
BBA, MBA
Executive Director (Age: 56)

Mr. Wong has been with the Group for 27 years. He obtained his Bachelor of Business Administration and Master of Business Administration degrees from The Chinese University of Hong Kong. He has been an Executive Director of the Company since 1996 and is currently responsible for the Group's strategic planning, corporate development, infrastructure projects, financial investments and investor relations.

Mr. Wong is Deputy Chairman of RoadShow Holdings Limited, an Executive Director of SUNeVision and a Non-Executive Director of SmarTone and USI Holdings.

In community service, Mr. Wong is Chairman of the Hong Kong Youth Hostels Association. He is a member of the Steering Committee on Promotion of Volunteer Service and a member of the Steering Committee on Child Development Fund of the Hong Kong Government. He is also a member of the Board of Trustees of New Asia College, The Chinese University of Hong Kong, and a member of the Council of The Open University of Hong Kong.

Save as disclosed above, Mr. Wong did not hold any other directorships in any other public listed companies in the last three years and does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Wong had personal interests of 145,904 Shares within the meaning of Part XV of the SFO.

Mr. Wong has not entered into any service contract with the Company but he is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is proposed by the Board and approved by the shareholders at the annual general meeting and his other emoluments are subject to review by the Board from time to time pursuant to the power given to it under the Articles with reference to his contribution in terms of time, effort and his expertise. For the financial year ended 30 June 2008, Mr. Wong received fees of HK$100,000 for being a Director of the Company and HK$30,000 for being a Director of SUNeVision, further fees of HK$80,000 and HK$120,000 for being a Director and member of the Audit Committee of SmarTone respectively and other emoluments of approximately HK$13.08 million.

Save as disclosed above, there are no other matters concerning Mr. Wong that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.

Wong Chik-wing, Mike
MSc(IRE), FHKIS, Registered Professional Surveyor (BS)
Executive Director (Age: 52)

Mr. Wong graduated from the Hong Kong Polytechnic University with distinction and holds a Master degree in International Real Estate. He is a Fellow of the Hong Kong Institute of Surveyors and a Registered Professional Surveyor. He joined the Group in 1981 and was appointed an Executive Director of the Company in January 1996. He is currently responsible for project management matters of the Group's development projects.

Save as disclosed above, Mr. Wong did not hold any other directorships in any other public listed companies in the last three years and does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Wong had personal interests of 195,999 Shares within the meaning of Part XV of the SFO.

Mr. Wong has not entered into any service contract with the Company but he is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is proposed by the Board and approved by the shareholders at the annual general meeting and his other emoluments are subject to review by the Board from time to time pursuant to the power given to it under the Articles with reference to his contribution in terms of time, effort and his expertise. For the financial year ended 30 June 2008, Mr. Wong received fees of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$13.88 million.

Save as disclosed above, there are no other matters concerning Mr. Wong that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.

Article 75 of the Articles sets out the procedure by which shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the Meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(v) as required by the applicable Listing Rules.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

NOTICE IS HEREBY GIVEN that the Thirty-sixth Annual General Meeting of the shareholders of Sun Hung Kai Properties Limited (the "**Company**") will be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 4 December 2008 at 12:00 noon for the following purposes:

1. To receive and consider the audited financial statements and the reports of directors and auditors for the year ended 30 June 2008.
2. To declare the final dividend.
3. To re-elect retiring directors and to fix directors' fees.
4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) the exercise by the directors of the Company (the "**Directors**") during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under The Codes on Takeovers and Mergers and Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by the passing of an ordinary resolution by the shareholders in general meeting."

6. "**THAT**:

(a) subject to paragraph (c) of this Resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and warrants which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to, (i) a Rights Issue, (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed the aggregate of:

(aa) ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by the passing of an ordinary resolution by the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. "**THAT** the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 6 in the notice convening this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board
Yung Sheung-tat, Sandy
Company Secretary

Hong Kong, 15 October 2008

Notes:

1. At the Annual General Meeting, the Chairman of the Meeting will exercise her power under Article 75 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll.

2. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time of the Annual General Meeting or at any adjournment thereof.

3. The Register of Members will be closed from Thursday, 27 November 2008 to Thursday, 4 December 2008 (both days inclusive). In order to establish entitlements to the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1712-6, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 26 November 2008.

4. With reference to Resolution 3 above, Madam Kwong Siu-hing, Dr. Cheung Kin-tung, Marvin, Dr. Lee Shau-kee, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-luen, Raymond, Mr. Chan Kai-ming, Mr. Wong Yick-kam, Michael and Mr. Wong Chik-wing, Mike will retire and being eligible, will offer themselves for re-election at the Annual General Meeting. Their requisite details are set out in Appendix II to the circular dated 15 October 2008.

5. With reference to Resolution 3 above, the proposed fees to be paid to each Director, each Vice Chairman and the Chairman for the financial year ending 30 June 2009 are HK$100,000, HK$110,000 and HK$120,000 respectively.

6. With reference to Resolutions 5, 6 and 7 above, the Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants pursuant to the relevant mandate.

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 16)

15 October 2008

Dear Sir or Madam,

Pursuant to our letter dated 27 January 2003 and your subsequent reply to us/the default arrangement as mentioned therein (as appropriate), we send you herewith the Corporate Communication in the printed form as you so directed. You are however advised that the Corporate Communications prepared in Website Form and in other language will be available upon request.

If you wish to receive Corporate Communications still in printed form but in other language, please send your notification of new choice to our Registrars, Computershare Hong Kong Investor Services Limited, by using the attached pre-paid envelope*.

Both the English and Chinese versions of the Corporate Communications as well as the public announcements are made available on our website www.shkp.com. Shareholders who choose to receive the Website Form may sign and return the attached reply slip and supply their email address using the attached pre-paid envelope* to our Registrars. The Registrars will then send you an email notification on the same day of issue each time the Corporate Communication is posted on our website.

The altered choice shall become effective 10 business days from the date of receipt of your notification by our Registrars. ***PLEASE IGNORE THIS LETTER if you do not have intention to change the choice of form and/or language as previously conveyed to us.*** Should you have any query relating to this letter, please call the Company's hotline at 2828 8648.

Yours faithfully,
Yung Sheung-tat, Sandy
Company Secretary

* *Postage pre-paid is only applicable to shareholders of a registered address within Hong Kong.*

REPLY SLIP

PLEASE IGNORE THIS LETTER *if your choice of form and/or language remains the same as previously conveyed to us.*

To: **Computershare Hong Kong Investor Services Limited**

I/We would like to receive the Corporate Communications of **Sun Hung Kai Properties Limited in Website Form instead of printed form.**

(My/our email address is : ______________________________)

Signature : ______________________________

Name of Shareholder : ______________________________

Date : ______________________________

Contact Phone No. : ______________________________

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 16)

FORM OF PROXY

This Form of Proxy is for use by shareholders at the Annual General Meeting (the "AGM") to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong, on Thursday, 4 December 2008 at 12:00 noon.

I/We (Note 1) ____

of ____

being the registered holder(s) of (Note 2) ____________ shares of HK$0.50 each in the capital of Sun Hung Kai Properties Limited (the "Company") hereby appoint the Chairman of the AGM or, failing him (Note 3) ____________________

____________________ of ____________________

____________________ as my/our proxy to attend and vote for me/us on my/our behalf as directed below at the AGM or at any adjournment thereof to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong, on Thursday, 4 December 2008 at 12:00 noon for the purpose of considering and, if thought fit, passing, with or without modifications, the resolutions set out in the notice convening the AGM and at such meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below and, if no such indication is given, as my/our proxy thinks fit.

Please indicate with "√" in the appropriate boxes how you wish your vote(s) to be cast on a poll.

			RESOLUTIONS	FOR (Note 4)	AGAINST (Note 4)
1.			To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 30 June 2008.		
2.			To declare the final dividend.		
3.	(i)	(A)	To re-elect Madam Kwong Siu-hing as director.		
		(B)	To re-elect Dr. Cheung Kin-tung, Marvin as director.		
		(C)	To re-elect Dr. Lee Shau-kee as director.		
		(D)	To re-elect Mr. Kwok Ping-sheung, Walter as director.		
		(E)	To re-elect Mr. Kwok Ping-luen, Raymond as director.		
		(F)	To re-elect Mr. Chan Kai-ming as director.		
		(G)	To re-elect Mr. Wong Yick-kam, Michael as director.		
		(H)	To re-elect Mr. Wong Chik-wing, Mike as director.		
	(ii)		To fix directors' fees. (The proposed fees to be paid to each director, each Vice Chairman and the Chairman for the financial year ending 30 June 2009 are HK$100,000, HK$110,000 and HK$120,000 respectively.)		
4.			To re-appoint auditors and to authorise the board of directors to fix their remuneration.		
5.			To grant a general mandate to the directors to repurchase shares (Ordinary Resolution No. 5 as set out in the notice of the AGM).		
6.			To grant a general mandate to the directors to issue new shares (Ordinary Resolution No. 6 as set out in the notice of the AGM).		
7.			To extend the general mandate to issue new shares by adding the number of shares repurchased (Ordinary Resolution No. 7 as set out in the notice of the AGM).		

Dated this __________ day of ______________ 2008.   Signature of Shareholder(s) (Note 5) ______________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s) to which this Form of Proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the AGM is preferred, strike out the words "the Chairman of the AGM or" and insert the name and address of the proxy desired in the space provided. If no name is inserted, the Chairman of the AGM will act as your proxy. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, PLEASE PLACE A "√" IN THE RELEVANT BOX MARKED "FOR"; IF YOU WISH TO VOTE AGAINST ANY OF THE RESOLUTIONS, PLEASE PLACE A "√" IN THE RELEVANT BOX MARKED "AGAINST".** Failure to tick either box of a resolution will entitle your proxy to cast your vote at his discretion in respect of that resolution. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the AGM other than those referred to in the Notice of the AGM.
5. This Form of Proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, must be either executed under its Common Seal or under the hand of an officer or attorney or other person duly authorised.
6. Where there are joint registered holders of any share of the Company, any one of such holders may vote at the AGM either personally or by proxy in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the AGM personally or by proxy, that one of such holders so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members of the Company in respect of the relevant joint holding. Several executors or administrators of a deceased member in whose name any share stands shall be deemed joint holders thereof.
7. To be valid, this Form of Proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 48 hours before the time appointed for the AGM (or at any adjournment thereof).
8. A member entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a member of the Company.
9. Completion and delivery of this Form of Proxy will not preclude you from attending and voting at the AGM if you so wish.
10. Notice of the AGM is contained in the circular issued by the Company dated 15 October 2008 which is sent to the shareholders of the Company together with this Form of Proxy.

新鴻基地產發展有限公司

(於香港註冊成立之有限公司)

(股份代號：16)

代表委任表格

本代表委任表格供股東於二〇〇八年十二月四日(星期四)正午十二時，假座香港港灣道三十號新鴻基中心五十三樓舉行之股東週年大會(「大會」)上使用。

本人／吾等(附註1) ____________________

地址 ____________________

為新鴻基地產發展有限公司(「本公司」)股本中每股面值港幣五角之股份共 ____________ 股(附註2)之登記持有人，茲委任大會主席或(附註3) ____________________

地址 ____________________

為本人／吾等之代表，代表本人／吾等出席於二〇〇八年十二月四日(星期四)正午十二時，假座香港港灣道三十號新鴻基中心五十三樓舉行之大會或其任何延會，以考慮並酌情通過(不論經修訂與否)大會通告所載的決議案，並在大會(或其任何延會)上就下文所列之決議案按下列指示代本人／吾等以本人／吾等的名義投票，及如並無給予指示，則酌情代本人／吾等投票。

請於適當方格內以「√」號指示　閣下於表決時投票之意向。

決議案			贊成 (附註4)	反對 (附註4)
1.	省覽及接納截至二〇〇八年六月三十日止年度之經審核財務報表及董事局報告與核數師報告			
2.	宣派末期股息			
3.	(i)	(A)　重選鄺肖卿女士為董事		
		(B)　重選張建東博士為董事		
		(C)　重選李兆基博士為董事		
		(D)　重選郭炳湘先生為董事		
		(E)　重選郭炳聯先生為董事		
		(F)　重選陳啓銘先生為董事		
		(G)　重選黃奕鑑先生為董事		
		(H)　重選黃植榮先生為董事		
	(ii)	釐定董事袍金(建議每位董事、每位副主席及主席於截至二〇〇九年六月三十日止財政年度之董事袍金分別為港幣十萬元、港幣十一萬元及港幣十二萬元)		
4.	續聘核數師及授權董事局釐訂其酬金			
5.	一般授權董事購回股份(大會通告的第5項普通決議案)			
6.	一般授權董事發行新股(大會通告的第6項普通決議案)			
7.	透過增加購回股份之數目而將發行新股的一般授權擴大(大會通告的第7項普通決議案)			

日期：二〇〇八年 ________ 月 ________ 日　　　　股東簽署(附註5)：____________________

附註：

1. 請以正楷填上姓名及地址。
2. 請填上登記於　閣下名下而適用於本代表委任表格之股份數目。倘未有填上數目，則以本公司股本中登記於　閣下名義之全部股份為準。
3. 如擬委派大會主席以外之其他人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上　閣下所擬委派代表之姓名及地址。如未有填上姓名，大會主席將出任　閣下之代表。本代表委任表格之每項更改，均須由簽署人簡簽示可。
4. 注意：　閣下如欲投票贊成決議案，請在有關決議案之「贊成」欄內填上「√」號。　閣下如欲投票反對決議案，請在有關決議案之「反對」欄內填上「√」號。如無該等明確指示，則　閣下之代表可自行酌情投票贊成或反對決議案或放棄投票。　閣下之代表亦有權酌情就大會通告所載以外並於大會上適當提出之任何決議案投票。
5. 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署。如股東為一法團，則代表委任表格須加蓋公司印鑑或經由公司負責人或發正式授權人親筆簽署。
6. 倘屬本公司任何股份之聯名登記持有人，則該等持有人其中任何一人均可就有關股份親身或委派代表於大會上投票，猶如其為唯一有權投票，惟倘超過一名該等持有人親身或委派代表出席大會，則出席大會的該等持有人中排名最前或(視情況而定)較前將單獨有權就有關聯名持股投票，就此而言，排名先後乃經參考本公司股東名冊上有關聯名持股的聯名股東姓名次序後決定。身故股東的數位遺囑執行人或遺產管理人將被視作該身故股東名下的任何股份的聯名持有人。
7. 本代表委任表格需連同簽署人之授權書(如有)或其他授權文件(如有)，或經由公證人核證之授權書或授權文件副本，最遲須於大會(或其任何延會)指定舉行時間前不少於四十八小時送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東一八三號合和中心十八樓一八〇六至七室，方為有效。
8. 有權出席大會並於會上投票之股東，均有權委派一位或以上代表代其出席大會，並於以書面點票形式進行投票表決時代其投票。受委代表毋須為本公司股東。
9. 閣下填妥及交回本代表委任表格後，屆時仍可親身出席上述大會並於會上投票。
10. 大會通告刊載於日期為二〇〇八年十月十五日本公司之通函內，並連同本代表委任表格正寄予各股東。

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code : 16)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Thirty-sixth Annual General Meeting of the shareholders of Sun Hung Kai Properties Limited (the "**Company**") will be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 4 December 2008 at 12:00 noon for the following purposes:

1. To receive and consider the audited financial statements and the reports of directors and auditors for the year ended 30 June 2008.

2. To declare the final dividend.

3. To re-elect retiring directors and to fix directors' fees.

4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT:**

   (a) the exercise by the directors of the Company (the "**Directors**") during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the shares which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

   (c) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; and

   (iii) the revocation or variation of the authority given to the Directors under this Resolution by the passing of an ordinary resolution by the shareholders in general meeting."

6. **"THAT:**

(a) subject to paragraph (c) of this Resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and warrants which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to, (i) a Rights Issue, (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed the aggregate of:

(aa) ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by the passing of an ordinary resolution by the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. "**THAT** the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 6 in the notice convening this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board
Yung Sheung-tat, Sandy
Company Secretary

Hong Kong, 15 October 2008

Notes:

1. At the Annual General Meeting, the Chairman of the Meeting will exercise her power under Article 75 of the Company's articles of association to put each of the above resolutions to the vote by way of a poll.

2. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at Rooms1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

3. The Register of Members will be closed from Thursday, 27 November 2008 to Thursday, 4 December 2008 (both days inclusive). In order to establish entitlements to the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1712-6, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 26 November 2008.

4. With reference to Resolution 3 above, Madam Kwong Siu-hing, Dr. Cheung Kin-tung, Marvin, Dr. Lee Shau-kee, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-luen, Raymond, Mr. Chan Kai-ming, Mr. Wong Yick-kam, Michael and Mr. Wong Chik-wing, Mike will retire and being eligible, will offer themselves for re-election at the Annual General Meeting. Their requisite details are set out in Appendix II to the circular dated 15 October 2008.

5. With reference to Resolution 3 above, the proposed fees to be paid to each Director, each Vice Chairman and the Chairman for the financial year ending 30 June 2009 are HK$100,000, HK$110,000 and HK$120,000 respectively.

6. With reference to Resolutions 5, 6 and 7 above, the Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants pursuant to the relevant mandate.

As at the date hereof, the Board of the Company comprises seven Executive Directors, being Kwok Ping-kwong, Thomas, Kwok Ping-luen, Raymond, Chan Kai-ming, Chan Kui-yuen, Thomas, Kwong Chun, Wong Yick-kam, Michael and Wong Chik-wing, Mike; seven Non-Executive Directors, being Kwong Siu-hing, Lee Shau-kee, Kwok Ping-sheung, Walter, Woo Po-shing (Woo Ka-biu, Jackson being his Alternate Director), Li Ka-cheung, Eric, Kwan Cheuk-yin, William and Lo Chiu-chun, Clement; and four Independent Non-Executive Directors, being Chung Sze-yuen, Yip Dicky Peter, Wong Yue-chim, Richard and Cheung Kin-tung, Marvin.

SUN HUNG KAI PROPERTIES LIMITED

Beijing 2008

6-30-08
AR/S

2007/08
Annual Report



Stock Code: 16

Cover graphic: Artist's rendition of International Commerce Centre and International Finance Centre forming a stunning Hong Kong Victoria Harbour Gateway. Over a decade from concept to completion, these magnificent structures are testament to the Group's long-term commitment to building a better Hong Kong.


PHILIPS
SAMSUNG







Contents

Corporate Structure

As at 30 June 2008



SUN HUNG KAI PROPERTIES
HONG KONG
MAINLAND CHINA
Property Development
Property Investment
Property Related Businesses
Telecoms & Information Technology
Transportation Infrastructure & Logistics
Property Development
Property Investment
12.4 million sq.ft. under development
Over 24.0 million sq.ft. of agricultural land (site area)
25.6 million sq.ft. completed investment properties
5.0 million sq.ft. under development
Hotels
Property Management
Construction
Financial Services
Insurance
SmarTone* 57.9%
SUNeVision* 84.6%
Transport* International 33.3%
RoadShow* 25.6%
Wilson Group 100%
Route 3 (CPS) 70%
Air Transport & Logistics Business
Port Business
53.0 million sq.ft. under development#
3.0 million sq.ft. completed investment properties#

* Listed in Hong Kong
# Updated to September 2008

Board of Directors and Committees

Board of Directors

Chairman	Kwong Siu-hing *(Non-Executive Director)*
Executive Directors	Kwok Ping-kwong, Thomas *(Vice Chairman & Managing Director)* Kwok Ping-luen, Raymond *(Vice Chairman & Managing Director)* Chan Kai-ming Chan Kui-yuen, Thomas Kwong Chun Wong Yick-kam, Michael Wong Chik-wing, Mike
Non-Executive Directors	Lee Shau-kee *(Vice Chairman)* Kwok Ping-sheung, Walter Woo Po-shing Li Ka-cheung, Eric Kwan Cheuk-yin, William Lo Chiu-chun, Clement Woo Ka-biu, Jackson *(Alternate Director to Woo Po-shing)*
Independent Non-Executive Directors	Chung Sze-yuen Yip Dicky Peter Wong Yue-chim, Richard Cheung Kin-tung, Marvin

Committees

Audit Committee	Cheung Kin-tung, Marvin* Yip Dicky Peter Li Ka-cheung, Eric
Remuneration Committee	Chung Sze-yuen* Lo Chiu-chun, Clement Wong Yue-chim, Richard
Nomination Committee	Wong Yue-chim, Richard* Kwan Cheuk-yin, William Yip Dicky Peter
Executive Committee	Kwok Ping-kwong, Thomas Kwok Ping-luen, Raymond Chan Kai-ming Chan Kui-yuen, Thomas Kwong Chun Wong Yick-kam, Michael Wong Chik-wing, Mike

* *Committee Chairman*

Corporate and Shareholders' Information

Corporate Information

Company Secretary
Yung Sheung-tat, Sandy

Auditors
Deloitte Touche Tohmatsu

Solicitors
Woo, Kwan, Lee & Lo
JSM
Winston Chu & Company

Registered Office
45th Floor, Sun Hung Kai Centre
30 Harbour Road
Hong Kong

Telephone	:	(852) 2827 8111
Facsimile	:	(852) 2827 2862
Website	:	www.shkp.com
E-mail	:	shkp@shkp.com

Registrars
Computershare Hong Kong Investor Services Limited
Rooms 1712-6
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Principal Bankers
Bank of China (Hong Kong) Limited
The Hongkong & Shanghai Banking Corporation Limited
The Bank of Tokyo – Mitsubishi UFJ, Ltd
Sumitomo Mitsui Banking Corporation
Mizuho Corporate Bank, Ltd
Industrial and Commercial Bank of China
Hang Seng Bank Limited
BNP Paribas
Bank of Communications
The Bank of East Asia, Limited

Shareholders' Information

Share Listing
The Company's shares are listed on The Stock Exchange of Hong Kong and are traded over the counter in the United States in the form of American Depositary Receipts (ADR).

Stock Code

The Stock Exchange of Hong Kong	:	16
Bloomberg	:	16 HK Equity
Reuters	:	0016.HK
Trading Symbol for ADR	:	SUHJY
CUSIP	:	86676H302

Investor Relations

Telephone	:	(852) 2828 8764
Facsimile	:	(852) 2827 0676
E-mail	:	ir@shkp.com

Financial Calendar for 2007/08

Interim results announcement	6 March 2008
Interim dividend paid	7 April 2008
Annual results announcement	11 September 2008
Closure of register of members	27 November 2008 – 4 December 2008 (both days inclusive)
Annual general meeting	4 December 2008
Final dividend payable	8 December 2008

Financial Highlights

For the year ended 30 June	2008	2007	Change(%)
Financial Highlights (HK$ million)			
Revenue	**24,471**	30,994	-21.1
Profit attributable to the Company's shareholders			
– Reported	**27,602**	21,226	+30.0
– Underlying[1]	**12,186**	11,495	+6.0
Gross rental income[2]	**8,262**	7,215	+14.5
Net rental income[2]	**5,992**	5,245	+14.2
Financial Ratios			
Net debt to shareholders' funds (%)	**15.3**	14.0	+1.3[3]
Dividend payout (%)	**52.1**	49.9	+2.2[3]
Financial Information per Share (HK$)			
Earnings per share for profit attributable to the Company's shareholders			
– Reported	**10.87**	8.52	+27.6
– Underlying	**4.80**	4.61	+4.1
Dividends			
– Interim dividend	**0.80**	0.70	+14.3
– Final dividend	**1.70**	1.60	+6.3
– Full-Year	**2.50**	2.30	+8.7
Shareholders' funds	**85.51**	74.43	+14.9
Land Bank in Hong Kong (gross floor area in million square feet)			
Properties under development[4]	**17.4**	19.6	-11.2
Completed investment properties	**25.6**	23.9	+7.1
Total	**43.0**	43.5	-1.1
Land Bank on the mainland (gross floor area in million square feet)[5]			
Properties under development	**53.0**	42.8	+23.8
Completed investment properties	**3.0**	3.0	–
Total	**56.0**	45.8	+22.3

Notes:

1 Underlying profit attributable to the Company's shareholders excluded the effect of fair value change on investment properties

2 Including contributions from jointly-controlled entities and associates

3 Change in percentage points, dividend payout based upon underlying profit

4 Excluding over 24 million square feet of agricultural land in terms of site area

5 Updated to September 2008

Underlying Earnings and Dividends per Share*


HK$
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.86
1.65
4.27
2.20
4.34
2.20
4.61
2.30
4.80
2.50
FY
2004^
2005^
2006
2007
2008
Dividend
Underlying Earnings

* Based upon underlying earnings

^ Adoption of new HKFRS from 2006 with 2004-2005 restated

Land Bank in Hong Kong


million square feet
60
50
40
30
20
10
0
42.8
41.9
40.8
43.5
43.0
FY
2004
2005
2006
2007
2008

Land Bank on the Mainland


million square feet
60
50
40
30
20
10
0
7.2
8.5
19.8
45.8
56.0
FY
2004
2005
2006
2007
2008'

' Updated to September 2008

Properties Under Development

Completed Investment Properties

Shareholders' Funds per Share


HK$
90
86
82
78
74
70
66
62
58
54
50
51.90
59.90
67.30
74.43
85.51
FY 2004^
2005^
2006
2007
2008

Net Debt to Shareholders' Funds Ratio


%
18
17
16
15
14
13
12
11
10
9
10.2
11.5
13.4
14.0
15.3
FY
2004^
2005^
2006
2007
2008

^ Adoption of new HKFRS from 2006 with 2004-2005 restated

Chairman's Statement

I am honoured to have been appointed as Chairman and a non-executive director of the Company in May 2008 and am pleased to present my report to the shareholders.

Results

Profit attributable to the Company's shareholders for the year ended 30 June 2008 was HK$27,602 million. This is an increase of 30 per cent over last year. Earnings per share were HK$10.87, an increase of 27.6 per cent over last year. The profit attributable to the Company's shareholders for the year includes a revaluation surplus (net of deferred taxation) on investment properties of HK$15,851 million (2007: HK$9,778 million). This unrealized valuation gain represents 57 per cent (2007: 46 per cent) of the reported profit attributable to the Company's shareholders.

Underlying profit attributable to the Company's shareholders, excluding the effect of fair-value changes on investment properties, was HK$12,186 million, an increase of six per cent over last year. Underlying earnings per share were HK$4.80, an increase of four per cent over last year.

Dividend

The directors have recommended the payment of a final dividend of HK$1.70 per share for the year ended 30 June 2008. Together with the interim dividend of HK$0.80 per share, the dividend for the full year will be HK$2.50, an increase of nine per cent over last year.

Property Sales

Revenue from property sales for the year as recorded in the accounts, including revenue from joint-venture projects, was HK$11,510 million, as compared to last year's HK$16,883 million. The Group sold and pre-sold an attributable HK$14,151 million of properties during the year, as compared to HK$20,930 million in the previous year. Of this, sales in Hong Kong contributed HK$13,074 million, mainly from Harbour Place in Kowloon, The Arch and Harbour Green in West Kowloon and Severn 8 on The Peak. It also included HK$542 million from sales on the mainland, mainly from The Woodland in Zhongshan and Taihu International Community in Wuxi, and HK$535 million from The Orchard Residences in Singapore.



The luxurious clubhouse of the Harbour Green in West Kowloon offers residents a relaxing environment.



Taihu International Community units in Wuxi have sold well.

Property Business – Hong Kong

Land Bank

Four residential sites were added to the Group's development land bank in Hong Kong during the year through land use conversions and private negotiations. The total attributable gross floor area was 420,000 square feet.

Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
18 Po Yip Street, Yuen Long	Residential	100	222,000
Chatham Garden Redevelopment, Kowloon	Residential/Shopping Centre	29	106,000
295-305 Shau Kei Wan Road	Residential	90	55,000
48-50 Stanley Village Road	Residential	100	37,000
Total			**420,000**

The Group had a Hong Kong land bank of 43 million square feet as at 30 June 2008, consisting of 25.6 million square feet of completed investment properties and 17.4 million square feet of properties under development. The Group holds more than 24 million square feet of agricultural land in terms of site area. Most of the agricultural land is along rail lines in the New Territories and is in the process of land use conversion. The Group will replenish its development land bank through various means when appropriate opportunities arise.

Property Development

The residential market in Hong Kong remained relatively resilient despite volatilities in financial markets. While the volume of transactions moderated in the past few months, investors became less active. Strong affordability, negative real interest and attractive mortgage rates relative to rents continued to support home purchases by end-users.

New supply in the primary market remained limited and inventory was close to record-low levels. New land supply has also been limited so far this year, which will result in the tight supply of new residential units continuing over the next few years.



The superb quality and facilities of The Arch at Kowloon Station set new standards for luxury.



La Maison Vineyard in Yuen Long will offer a regal chateau lifestyle.

Chairman's Statement

In addition to developing high-quality projects with efficient layouts, deluxe clubhouses and premium customer service, the Group is responding to an increasingly diverse homebuyer profile by constantly introducing new ideas to a wide range of products to suit their evolving needs and aspirations. The Cullinan at Kowloon Station will set a new standard for luxury residences. The low-density Peak One in Sha Tin and the extensive greenery at La Grove in Yuen Long are designed to give residents a relaxed lifestyle integrated with the natural environment. The Group's commitment to quality has earned widespread recognition from the industry. It won prestigious grand awards in the residential and non-residential categories of the Quality Building Award for the second time in a row with The Arch and the Four Seasons Hotel from nine building-related professional bodies. The constant striving for excellence has continued to strengthen the Group's premium brand and its market leading position.

The Group completed six projects in Hong Kong during the year with 2.5 million square feet of attributable gross floor area. International Commerce Centre (ICC) Phase 1 and Kowloon Commerce Centre Phase 1 are being kept as long-term investments.

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Harbour Place	8 Oi King Street Hung Hom	Residential/Shops	50	793,000
Beacon Lodge	373 Po On Road Kowloon	Residential/ Shopping Centre	Joint venture	134,000
Bedford 28	28 Bedford Road Kowloon	Residential	100	55,000
La Maison Vineyard	1 Ngau Tam Mei Road Yuen Long	Residential	100	36,000
International Commerce Centre Phase 1	1 Austin Road West Kowloon	Office	Joint venture	900,000
Kowloon Commerce Centre Phase 1	51 Kwai Cheong Road Kwai Chung	Office/Shops	100	578,000
Total				**2,496,000**


新鴻基地產
Sun Hung Kai Properties
Quality Building Awards
2008

The Arch took a grand prize in the residential category and the Four Seasons Hotel and Four Seasons Place for non-residential in the Quality Building Award. Chairman Madam Kwong Siu-hing (third right), Vice Chairmen and Managing Directors Thomas (second right) and Raymond Kwok (third left), Executive Director Mike Wong (second left), Sun Hung Kai Real Estate Agency Executive Directors Victor Lui (first left) and Eric Tung (first right) are pleased with the results.

Property Investment

The Group's gross rental income for the year, including its share from joint-venture properties, increased by 14.5 per cent to HK$8,262 million. Net rental income for the year was up 14.2 per cent to HK$5,992 million. Occupancy of the Group's rental portfolio remains high at 94 per cent. Overall rental income growth was driven by higher lease renewals in the office portfolio and stable growth in the retail portfolio.

The first phase of ICC was completed in late 2007 and the entire project will be finished in 2010. The excellent location and unparalleled transport connections are sure to make ICC a prestigious business address in Hong Kong. ICC is above Kowloon Station on the Airport Express. It offers exceptionally convenient access to Central and the airport, as well as to the mainland via planned cross-border rail lines. In addition to the Elements shopping mall that has become a major attraction since opening, the two deluxe hotels, Ritz-Carlton and W Hong Kong, together with the HarbourView Place serviced suites also complement ICC's position as a new business hub.

The Group secured renowned international investment banks Morgan Stanley, Credit Suisse and Deutsche Bank to move their headquarters from Central to ICC. This will be the first time Hong Kong has seen major investment banks based in Kowloon, making ICC an extension of Central. In addition to the three banks, a number of other respected firms in the financial sector have committed to taking up space.

Most of Millennium City 6 in Kowloon East is leased and other companies are near to concluding negotiations for the remaining space. Superior quality and intelligent infrastructure set the building apart as a premium office project in Kowloon. The first phase of Kowloon Commerce Centre in Kwai Chung is leasing well with a number of well-known companies having committed to taking up space. Construction of the second phase is under way. The gradual completion of these new projects will take the Group's total grade-A space beyond ten million square feet by 2010, making it the largest prime office landlord in Hong Kong.

The local retail sector continued to do well and the Group's shopping centres attracted more visitors, benefiting retail tenants with higher traffic and turnover. Occupancy of New Town Plaza, APM and IFC mall remains high and they continue to be popular spots for locals and tourists. The Group ensures that its shopping malls remain attractive by carrying out regular renovations and refinements to tenant mixes. The first phase of converting offices in World Trade Centre to retail space is finished and the second phase renewal of the facade is scheduled for completion by the end of 2008. The expansion and renovation of the mall added a substantial number of new retail tenants and enhanced its attraction. Other refurbished malls include East Point City in Tseung Kwan O and Tsuen Wan Plaza.



The Cullinan at Kowloon Station will redefine luxury living.



The modern design and advanced facilities in International Commerce Centre meet the requirements of multinational corporations.

The deluxe HarbourView Place serviced suites have attracted intense interest. The initial release will be 70 units for lease. Its convenient location and range of unit sizes will meet the high demand for luxury suite accommodation.

Property Business – Mainland and Singapore

Land Bank

The Group added four new sites in Guangzhou, Suzhou, Nanjing and Chengdu to its mainland land bank since July 2007, adding 12.4 million square feet of attributable gross floor area.

Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Liedecun, Guangzhou	Office/Shopping Centre/Hotel/ Serviced Apartments	33.3	2,039,000
Industrial Park, Suzhou	Residential/Office/Shopping Centre/Hotel	90	3,257,000
Hexi CBD, Nanjing	Office/Shopping Centre/Serviced Apartments	100	1,699,000
Dongda Avenue, Chengdu	Residential/Shopping Centre/Office/Hotel	40	5,395,000
Total			**12,390,000**

The Group's mainland land bank currently has an attributable 56 million square feet. This includes 53 million square feet that will be developed as high-end residences, serviced apartments, top-grade offices, shopping malls and premium hotels. The remaining three million square feet of completed investment properties, mainly offices and shopping centres in prime locations, are being held for investment.



The first phase of Shanghai IFC with 900,000 square feet of offices, a retail mall and W Hotel will be finished in mid-2009.



The Huai Hai Zhong Road Project in the thriving Puxi commercial district will be developed into offices, a retail mall and luxury residences.

Property Development

Continued macro-economic control measures, including tight credit for the property sector, weighed on the mainland residential market over the past year and market activity shrank. High-quality projects in prime locations or close to city centres showed resilience.

The initial phase of Taihu International Community in Wuxi has been very popular since it went on sale in 2007, and about 700 units have been sold to date. MIXC Residence in Hangzhou is now on sale and the response has been encouraging.

A deluxe 1.7-million-square-foot residential development being planned in Wei Fong will set new standards for luxury residences in Shanghai. Construction of other residential projects is progressing smoothly, and work on Jovo Town in Chengdu has resumed following the earthquake in May.

Property Investment

The Group's mainland investment property portfolio showed good performance. Shanghai Central Plaza was over 96 per cent let with reasonable rent increases, and Arcadia Shanghai recorded further rent increases and satisfactory occupancy during the year.

The renovated Beijing APM has a large collection of modern international retailers and food and beverage choices. It offers a new lifestyle and has become a prime choice for shoppers. Rents have improved significantly after the renovations. The office towers have also been renovated recently and they now offer a premium business environment for large corporations and multinationals.

Major projects in prime cities are progressing on schedule. Shanghai IFC will have over four million square feet of gross floor area and is set to be a spectacular new addition to the city's skyline with its cutting-edge architecture and construction quality. The first phase of the development will have 900,000 square feet of offices and will house the mainland headquarters of HSBC, a W Hotel and a prime shopping mall. Completion is scheduled for the middle of 2009. The mall will be the finest shopping destination in Shanghai and market response has been encouraging with interest from leading international retailers. The second phase, which comprises the second office tower and a Ritz-Carlton Hotel, is scheduled for completion by 2010.

Another major project on Huai Hai Zhong Road in the centre of the commercial and retail zone in Puxi is under construction. It will contain 2.5 million square feet of attributable gross floor area taken up by a mega-shopping mall, offices and deluxe residences. Completion is planned in phases from mid-2010 to 2011. Marketing of the mall has started and response has been very positive among international retailers.



Sales of MIXC Residence in Hangzhou have been encouraging.



The clubhouse of the Sandong Avenue Project in Guangzhou will offer leisure living.

Chairman's Statement

The world-class ION Orchard shopping mall on Orchard Road in Singapore is expected to open in mid-2009. Its prime location and innovative retail concept have attracted great market interest. Pre-leasing has been encouraging, with numerous renowned international retailers having committed to taking up space. The Group has 50 per cent interest in this project.

Other Businesses

Hotels

The Group's Four Seasons, Royal Garden, Royal Plaza and Royal Park hotels recorded an average occupancy of 92 per cent during the year, and room rates continued to rise. The Royal View Hotel on the Ting Kau waterfront has been operating satisfactorily since it opened in June last year. The W Hong Kong at Kowloon Station will offer guests a full range of deluxe facilities and a chic style, while the luxury Kowloon Station Ritz-Carlton will be completed in 2010. Construction of a hotel project in Tseung Kwan O and two premium hotels in Shanghai IFC to be run by Ritz-Carlton and W Hotel is progressing smoothly.

Telecommunications and Information Technology

SmarTone

SmarTone registered an increase in service revenue and profit during the year, reflecting its improving customer profile and average revenue per user. Data revenue showed encouraging growth with the increasing popularity of multimedia services. The company expanded beyond mobile during the year to provide innovative new services in the fixed-line and broadband markets. These new moves are establishing the company as the premium-quality provider of total communication services in Hong Kong. Though competition is intensifying in the market, the Group is confident in SmarTone's prospects over time and will continue to hold the company as a long-term strategic investment.

SUNeVision

SUNeVision saw further revenue growth and profitability during the year. iAdvantage kept strengthening its leading position in carrier-neutral data centre operation in Hong Kong and on the mainland, achieving good occupancy. With its sound financial strength, SUNeVision's business performance for the coming year will be good.



The deluxe facilities in the Four Seasons Hotel in Central are praised by customers.



The W Hong Kong boasts stylish and contemporary guest rooms.

Transportation and Infrastructure

Transport International Holdings

The bus operations of Transport International Holdings Limited (TIH) have faced a challenging environment in Hong Kong as a result of intensifying competition from the railways and rising fuel prices, wages and tunnel tolls. Sales of the Manhattan Hill residential units helped strengthen TIH's financial position. The TIH group will continue to look for investment opportunities on the mainland in view of the positive outlook. RoadShow Holdings, the TIH subsidiary in the media sales business, achieved satisfactory results.

Other Infrastructure Businesses

The Wilson Group performed well during the year, while both the River Trade Terminal and Airport Freight Forwarding Centre operated smoothly. Traffic on the Route 3 (Country Park Section) remained steady. All the Group's infrastructure projects are in Hong Kong, and given their potential to generate strong cash flows over time, the Group will continue holding them as long-term investments.

Corporate Finance

The Group has always been prudent in its financial policies, maintaining high liquidity and low financial gearing. As at 30 June 2008, its net debt to shareholders' funds stood at 15.3 per cent.

The Group placed 72.5 million shares in October 2007 at HK$150.75 per share, raising net proceeds of HK$10,884 million. This put the Group in a better financial position for future expansion both in Hong Kong and on the mainland.

A three-year RMB4,700 million syndicated term loan self-arranged by the Group at the most competitive interest rate in January 2008 will help finance the construction of its Shanghai IFC project. The Group also issued HK$1,940 million worth of bonds under its Euro Medium Term Note Programme with terms of five to seven years in the past year, to diversify its funding base and lengthen debt maturity profile. The Group has substantial undrawn committed facilities that enable it to meet its current funding needs and future business expansion.


276B
KMB
Transport International Holdings continues to improve service.


SmarTone
SmarTone provides customers with innovative premium service.

Chairman's Statement

The Group has minimal exposure to foreign exchange risk as most of its borrowings are in Hong Kong dollars. The Group has not entered into any speculative derivative or structured product transactions and has no collaterized debt obligations, off-balance-sheet or contingent liabilities, except for borrowings by joint-venture companies. The Group has consistently earned the highest credit ratings among Hong Kong developers; currently A1 with a stable outlook from Moody's and A with a stable outlook from Standard & Poor's.

Customer Service

An ongoing commitment to constantly improving standards of customer service sets the Group apart. Its property management subsidiaries Hong Yip and Kai Shing provide the finest customer care; surpassing the expectations of modern homebuyers and international businesses. The two companies won numerous accolades during the year, and as they expand on the mainland they will replicate this same high standard of service to reinforce their reputation for quality.

The Group's SHKP Club provides an effective link to the community and a channel for two-way communication. The Club has over 270,000 members who have access to a variety of property-related offers and shopping privileges, leisure and recreational activities, plus a new SHKP Club Academy programme that encourages a healthy family life. The Club's co-brand VISA card also offers members a wide range of discounts and services.

Corporate Governance

A reputation for high standards of corporate governance is one of the keys to the Group's success. The Group has a comprehensive set of mechanisms to ensure sound corporate governance practices.

The board comprises directors who are respected leaders from various industries with extensive professional and management expertise. There are sub-committees with independent non-executive directors to monitor audit, remuneration and nominations. All of the Group's executive directors sit on its Executive Committee, which oversees business operations supported by an experienced team of managers. Decisions are made in the best interests of the Group and its shareholders after detailed discussion and study. This decision-making mechanism, together with an effective internal control system, sets the Group apart as a leading company.

To maintain a high level of transparency, the Group puts great emphasis on its proactive investor relations programme and timely disclosure of information to the public and shareholders through various channels.


新地會學堂
用心溝通大本營

The SHKP Club Academy promotes a healthy family life.



The Group is always offering new services to meet customers' needs.

The Group's sophisticated management and good corporate governance are widely recognized by the investment community. Some of the accolades received during the year included a Best Corporate Governance in Asia award from Corporate Governance Asia magazine for the third year running, Best Company for Corporate Governance in both Hong Kong and Asia award from Asiamoney magazine and being named the Best Managed Property Company in Asia and Hong Kong by Euromoney magazine and Hong Kong's Best Managed Company by FinanceAsia magazine. The Group was also named number one Global Developer and number one Developer in Hong Kong and Asia in the 2007 Liquid Real Estate awards. The Group will continue its efforts to stay at the forefront of best corporate governance practices.

Corporate Social Responsibilty

A well-entrenched sense of corporate social responsibility motivates the Group's dedication to community involvement and concern for the environment. The Group encourages staff members to join its volunteer team to participate in various activities benefiting society. The Group also contributes to a wide variety of charitable organizations and supports education. It established the SHKP Book Club to promote a culture of reading in Hong Kong, and continues to host its Nobel laureates lecture series. The Group acts on its concern for the environment by following green practices in all aspects of its business from design and sourcing to construction and property management, and these efforts have garnered extensive praise.

The Group created a public City Art Square with a collection of pieces by artists from all over the world in an initiative to boost Hong Kong's standing as cultural centre in Asia. It was also one of the two Beijing 2008 Olympic Games equestrian events supporters, and its Royal Park Hotel served as the Olympic Village.

Believing that staff are the Group's most valuable asset, it recruits top graduates from respected universities and offers a broad range of training and development courses to all employees to help them reach their full personal and professional potential and ensure the continuity of its high-calibre management and corporate culture.



Sun Hung Kai Properties Charitable Fund sponsored the Olympic-themed City Art Square, a new cultural attraction in the city.



The Group promotes reading with its SHKP Book Club.

Chairman's Statement

Prospects

The year ahead is likely to remain challenging for the global economy in light of the continuing credit crunch, high oil prices, concerns about inflation and weakness in the US housing market. Coordinated policy responses by relevant authorities in the US and Europe should help cushion the downside risk facing the global economy.

On the mainland, although downside risks to growth increase as a result of credit tightening and moderation in exports, the Central government is expected to continue to strike a balance between maintaining steady growth and keeping inflation under control. The success of the Beijing Olympic Games has showcased China's economic prosperity and reinforced its position as a major player in the world economy. Given continuous inflows of foreign investment, ongoing infrastructure spending, a competitive labour force and a huge consumer market, the mainland economy will continue to grow at a relatively fast pace over the longer term.

The Hong Kong economy is likely to advance modestly despite a challenging external macro-environment. Consumer spending should hold steady amid a tight labour market and the government's relief package, and the tourist sector will benefit from increasing numbers of mainland visitors.

Prospects for Hong Kong's residential property market remain promising over the medium to long term due to strong fundamentals and favorable demand and supply conditions. Continuous economic growth, strong affordability for homebuyers, low mortgage interest rates and higher rental yields relative to mortgage rates will underpin the demand for residential properties. The supply of new private housing will also remain tight in the coming years.

The Group will replenish its land bank in Hong Kong via various channels including agricultural land conversion and private negotiations. New residential projects will go on sale as planned.

The Group's rental portfolio in Hong Kong should continue to do well, given anticipated rises in rents on renewals and new leases. It currently has five million square feet of investment property under development in Hong Kong, and these new projects, along with others on the mainland, will substantially boost rental income over the medium to long term. The Group will consider disposing of some non-core investment property assets to optimize the rental portfolio.



The Group will maintain its consistent and focused approach to mainland business, with emphasis on the prime cities of Beijing, Shanghai, Guangzhou and Shenzhen, as well as other selected major cities. It remains confident in the prospects for the mainland's property sector and will continue to stick to its strategy of raising its committed investments on the mainland to 30 per cent of total assets. With its strong financial position, the Group will take advantage of current market conditions to look for attractive investment opportunities as appropriate.



Chairman Madam Kwong Siu-hing.

Major residential projects in Hong Kong to go on sale in the next nine months include Peak One in Sha Tin, The Cullinan at Kowloon Station and La Grove in Yuen Long. Barring unforeseen circumstances, the results for the coming financial year are expected to be satisfactory.

Walter Kwok Ping-sheung ceased to be Chairman and Chief Executive of the Company during the year and has been redesignated a non-executive director. As the new chairman, I have full confidence in the Group, given its fundamental strengths and outstanding management team. I would like to reaffirm that the Group will adhere to its current business strategies and continue progressing with high standards of corporate governance. I believe that by building on these solid foundations, the Group will reach new heights in the future.

Appreciation

I would also like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to thank all our staff for their dedication and hard work.

Kwong Siu-hing
Chairman

Hong Kong, 11 September 2008

Review of Operations



Harbour Place, Kowloon



Property Sales

The financial year under review saw the Group sell or pre-sell an attributable HK$14,151 million of property compared to HK$20,930 million in the previous year.

Hong Kong sales made up HK$13,074 million of the total, mainly from Harbour Place in Kowloon, The Arch and Harbour Green in West Kowloon and Severn 8 on The Peak. The total also included HK$542 million from sales on the mainland, mainly from The Woodland Phase 3 in Zhongshan and Taihu International Community in Wuxi, plus HK$535 million from The Orchard Residences in Singapore.

The Group will continue offering new projects for sale as planned. Major Hong Kong developments to go on the market in the coming months include Peak One in Sha Tin, The Cullinan at Kowloon Station and La Grove in Yuen Long.

72 Transportation, Infrastructure and Logistics
75 Corporate Finance
76 Customer Service

Hong Kong Property Business

Highlights

- Acquired/converted four sites in Hong Kong with aggregate gross floor area of 420,000 square feet
- Diverse land bank of 43 million square feet by gross floor area, plus over 24 million square feet of agricultural land reserves by site area
- Investment property portfolio 94 per cent occupied
- Net rental income up 14.2 per cent to HK$5,992 million

Land Bank

Hong Kong Land Bank Composition

(43 million square feet in attributable gross floor area as at 30 June 2008)



5%
17%
6%
9%
63%
Hong Kong Island 3%
Kowloon 38%
New Territories 59%
By Usage
Properties Under Development
By Location
Residential
Shopping Centre
Office
Hotel
Industrial/Office
40%
60%
By Usage
Completed Investment Properties
By Location
4%
15%
38%
9%
34%
Hong Kong Island 26%
Kowloon 34%
New Territories 40%

The Group's Hong Kong land bank amounted to 43 million square feet as at 30 June 2008, consisting of 17.4 million square feet of properties under development and 25.6 million square feet of completed investment properties.

The Group replenishes its development land bank to meet future development needs through various means. Sites acquired during the year added an attributable 420,000 square feet of developable gross floor area. Details of the new additions are provided on page 9 of the Chairman's Statement.

The Group also owns over 24 million square feet of agricultural land in terms of site area, in various new towns with rail connections. Most of these sites are being converted to residential use, with the majority already in the advanced stage.

Of the 17.4 million square feet of properties under development, 12.4 million will be for sale and the other five million kept for long-term investment. The Group holds a diverse portfolio in terms of usage. Residential premises for sale account for 63 per cent of the development land bank and 72 per cent of the completed investment properties are shopping malls and prime offices.

The Group's development land bank is also geographically diverse, with 41 per cent in urban areas and 59 per cent in the New Territories. Completed investment properties are divided between 40 per cent in the New Territories and 60 per cent in Kowloon and on Hong Kong Island.

The Group's Hong Kong land bank as at 30 June 2008 was as follows:

	Attributable Gross Floor Area (million square feet)			
	Development for Sale	Development for Investment	Completed Investment Properties	Total
By Usage				
Residential	10.9	–	1.2	12.1
Shopping centre	–	0.9	9.6	10.5
Office	–	3.0	8.7	11.7
Hotel	–	1.1	2.4	3.5
Industrial / Office*	1.5	–	3.7	5.2
Total	**12.4**	**5.0**	**25.6**	**43.0**
By Location				
Hong Kong Island	0.5	0.1	6.6	7.2
Kowloon	3.4	3.1	8.7	15.2
New Territories	8.5	1.8	10.3	20.6
Total	**12.4**	**5.0**	**25.6**	**43.0**

* Includes godowns

Property Development



Peak One, Sha Tin



Hong Kong Property Business

Property Development



The low-density Peak One luxury development in Sha Tin enjoys sweeping mountain views.

Most of the Group's 17.4-million-square-foot development land bank in Hong Kong is earmarked as residential properties for sale. The majority of the projects will be large estates with deluxe clubhouses and a wide range of unit sizes catering to different customers.

The Group has earned a reputation for high-quality products and service over the years. Its recognized brand name gives homebuyers confidence and helps enhance development margins.

Major Projects Under Development

Peak One

Sha Tin Town Lots 421, 438 and 496
(100% owned)

Site area	: 371,000 square feet
Gross floor area	: 691,000 square feet
Approximate units	: 540
Expected completion	: late 2008 to mid-2009

Peak One is made up of three sites in close proximity. It will contain over 500 luxury units in low- and medium-rise towers plus a number of houses. Construction work is proceeding and over 520 units are set for completion in late 2008. The remaining 13 town houses are scheduled for completion in mid-2009. The project will offer residents a relaxing lifestyle surrounded by nature.

Kwu Tung, Sheung Shui

(100% owned)

Site area	: 1.7 million square feet
Gross floor area	: 683,000 square feet
Approximate units	: 330
Expected completion	: second half of 2009

The total gross floor area of this project was enlarged slightly to 683,000 square feet by converting adjacent lots. This low-density project will contain about 330 houses surrounded by the greenery adjacent to the Beas River. Construction is progressing smoothly.



The Kwu Tung Project by the Beas River will be surrounded by lush greenery.

The Latitude

638 Prince Edward Road East
(100% owned)

Site area	: 137,000 square feet
Gross floor area	: 1 million square feet (residential) 205,000 square feet (retail)
Approximate units	: 1,100
Expected completion	: first half of 2010

This project will provide approximately 1,100 flats in a wide range of flat sizes and layouts including scarce four-bedroom units, with many of the units capturing views of the Victoria Harbour and future Kai Tak Metropolis. It will be the first luxury development next to the proposed cruise terminal and is set to benefit from the southeast Kowloon development plan that will transform the district.



The Latitude in East Kowloon will be the exceptional luxury development in the area.

Property Development

Tuen Mun Town Lot 465, Castle Peak Road
(100% owned)

Site area	: 478,000 square feet
Gross floor area	: 621,000 square feet
Approximate units	: 450
Expected completion	: first half of 2010

This high-end residential development on Castle Peak Road will have a mixture of houses and medium-rise blocks in a tranquil, green environment. Piling has been finished and construction of the superstructure will soon commence.



The luxury Castle Peak Road development will be nestled in a tranquil environment with extensive greenery.

YOHO Town Phase 2
Yuen Long Town Lot 504
(100% owned)

Site area	: 318,000 square feet
Gross floor area	: 1.4 million square feet (residential)
	249,000 square feet (retail)
Approximate units	: 1,890
Expected completion	: second half of 2010

YOHO Town has easy access to road and rail networks, and Phase 2 will include a shopping mall linked to the Yuen Long West Rail Station, offering added convenience to the neighbourhood. Construction is under way and scheduled for completion in the second half of 2010.



Construction of YOHO Town Phase 2 is under way, echoing the planning of Phase 1 with better quality.

Aria
New Kowloon Inland Lot 6350, Ngau Chi Wan
(100% owned)

Site area	: 66,500 square feet
Gross floor area	: 775,000 square feet
Approximate units	: 730
Expected completion	: second half of 2010

This prime site by Kowloon Peak is being developed into luxury residential units, with most of the units overlooking panoramic views of urban Kowloon and Victoria Harbour. Construction is progressing smoothly.

Tseung Kwan O Area 56 Development
(Joint venture)

Site area	: 460,000 square feet
Gross floor area	: 1.8 million square feet (total) 1.5 million square feet (attributable)
Approximate units	: 1,150
Expected completion	: beyond 2010

Construction of this development above the Tseung Kwan O MTR Station is progressing smoothly. There will be 861,000 square feet of residential units for sale, and the Group will retain 626,000 square feet of hotel space and 54,000 square feet of office premises for rent. There will be a public square and open space to the immediate north of the development that will be the town centre and leisure and entertainment focus of Tseung Kwan O.



The development above the Tseung Kwan O MTR station will set new standards for the neighbourhood.

Kowloon Inland Lot 11146, West Kowloon
(100% owned)

Site area	: 122,000 square feet
Gross floor area	: 794,000 square feet (residential) 122,000 square feet (retail)
Approximate units	: 660
Expected completion	: beyond 2010

The Group acquired this site in a government auction in June 2007. It has a good location with harbour views, and will be developed into luxury residences. Work began recently.

West Rail Tuen Mun Station Development
(Joint venture)

Site area	: 286,000 square feet
Gross floor area	: 1.3 million square feet (residential) 269,000 square feet (retail)
Approximate units	: 1,900
Expected completion	: beyond 2010

There will be 1.3 million square feet of premium residential units and a shopping mall of 269,000 square feet. It will be the only major new residential development in the heart of Tuen Mun for the next few years, and with its easy links to railways and buses, it is destined to be a central focus in the area.



The Tuen Mun West Rail Station Development is at a transportation hub and has panoramic views.

Hong Kong Property Business

Property Development

Lot 2099 in DD 109, Yuen Long
(100% owned)

Site area	: 674,000 square feet
Gross floor area	: 856,000 square feet (residential)
	24,000 square feet (retail)
Approximate units	: 600
Expected completion	: beyond 2010

The Group is finalizing plans to develop this site into a prestigious residential development with a mixture of houses, duplexes and apartment towers. It is close to the Yuen Long and Kam Sheung Road West Rail stations and has convenient road links to the urban areas via Route 3.

Kowloon Commerce Centre Phase 2
51 Kwai Cheong Road
(100% owned)

Site area	: 89,000 square feet (entire project)
Gross floor area	: 520,000 square feet (Phase 2)
Expected completion	: second half of 2010

The development is made up of two office towers. Both towers contain premium offices combining fine architecture, international specifications and green features. The development's convenient location offers tenants easy access to other parts of the territory via railway connection. An occupation permit was issued for the first phase of 563,000 square feet of offices and 15,000 square feet of retail space in June 2008. Leasing response is good with a number of well-known companies having committed to taking up space. Construction of the second phase has commenced.



Phase 1 of Kowloon Commerce Centre in Kwai Chung is leasing well with well-known companies having committed to taking up space.

International Commerce Centre Phase 2 & 3
Airport Railway Kowloon Station Development
(Joint venture)

Site area	: 790,000 square feet (Packages 5, 6 & 7)
Gross floor area	: 5.4 million square feet (Packages 5, 6 & 7) 2 million square feet (under development)
Expected completion	: 2009 to 2010

Packages 5, 6 & 7 consist of 5.4 million square feet of gross floor area, of which the Group has an attributable 4.7 million square feet. Packages 5 & 6 comprising a million square feet of deluxe residential units and serviced apartments in The Cullinan, a 900,000-square-foot shopping mall Elements, The HarbourView Place suite hotel and W Hong Kong Hotel have been completed.

Package 7 is made up of the ultra-modern International Commerce Centre (ICC) office tower and Ritz-Carlton Hotel. The first phase of 900,000 square feet of offices was completed during the year and the second phase of 600,000 square feet of office space under construction is scheduled for completion in 2009. The entire project will be finished by 2010. Leasing has been very encouraging with several prestigious investment banks taking up significant space. More details about leasing progress are provided under Investment Property on page 41.



The first phase of International Commerce Centre at Kowloon Station was completed in late 2007 and the entire project will be finished by 2010.

Hong Kong Property Business

Property Development

Major Projects Under Development by Year of Completion

Location	Project Name	Group's Interest (%)	Residential
Projects to be completed in financial year 2008/09			
Sha Tin Town Lots 421, 438 and 496	Peak One	100	691,000
Lot 4042 in DD 120, Yuen Long	La Grove	100	358,000
Ma Wan Development	Park Island Phase 6	Joint Venture	80,000
Pak Sha Tsuen, Yuen Long	One Hyde Park	100	49,000
Ngau Tam Mei Phase 1A, Yuen Long		100	48,000
Airport Railway Kowloon Station Development Package 7	International Commerce Centre Phase 2	Joint Venture	–
Year Total			**1,226,000**
Projects to be completed in financial year 2009/10			
638 Prince Edward Road East	The Latitude	100	1,025,000
Tuen Mun Town Lot 465		100	616,000
Kwu Tung, Sheung Shui		100	683,000
Tsing Lung Tau Lot 67		100	10,500
Tsing Lung Tau Lot 68		100	9,000
129 Hoi Bun Road, Kwun Tong		100	–
483 Castle Peak Road, Cheung Sha Wan		100	–
77 Wing Hong Street, Cheung Sha Wan		100	–
Airport Railway Kowloon Station Development Package 7	International Commerce Centre Phase 3/Ritz-Carlton Hotel	Joint Venture	–
Year Total			**2,343,500**
Projects to be completed in financial year 2010/11			
Yuen Long Town Lot 504	YOHO Town Phase 2	100	1,454,000
New Kowloon Inland Lot 6350, Ngau Chi Wan	Aria	100	775,000
Lot 4313 in DD 124, Hung Shui Kiu, Yuen Long		74	83,000
Tuen Mun Town Lot 461, Lam Tei		100	27,000
Kwai Chung Town Lot 215	Kowloon Commerce Cente Phase 2	100	–
49 King Yip Street, Kwun Tong		100	–
Year Total			**2,339,000**
Projects to be completed in financial year 2011/12 and beyond			
West Rail Tuen Mun Station Development		Joint Venture	1,286,000
Lot 2099 in DD 109, Yuen Long		100	856,000
Kowloon Inland Lot 11146, West Kowloon		100	794,000
Tseung Kwan O Area 56 Development		Joint Venture	861,000
Ap Lei Chau Inland Lot 129		35	316,000
Shek Wu Wai, Yuen Long		50	227,000
18 Po Yip Street, Yuen Long		100	222,000
Larch Street/Fir Street Development, Kowloon		Joint Venture	177,000
Chatham Garden Redevelopment, Kowloon		29	88,000
295–305 Shau Kei Wan Road		90	55,000
12 Mount Kellett Road, The Peak		100	42,700
48–50 Stanley Village Road		100	37,000
20–24 Hung To Road, Kwun Tong		100	–
50 Wong Chuk Hang Road		100	–
181 Hoi Bun Road, Kwun Tong		100	–
Total			**4,961,700**

Attributable Gross Floor Area (square feet)

Shopping Centre	Office	Hotel	Industrial	Total
-	-	-	-	691,000
-	-	-	-	358,000
-	-	-	-	80,000
-	-	-	-	49,000
-	-	-	-	48,000
-	622,000	-	-	622,000
0	**622,000**	**0**	**0**	**1,848,000**
205,000	-	-	-	1,230,000
5,000	-	-	-	621,000
-	-	-	-	683,000
-	-	-	-	10,500
-	-	-	-	9,000
-	292,000	-	-	292,000
-	109,000	-	-	109,000
-	-	-	242,000	242,000
-	973,000	417,000	-	1,390,000
210,000	**1,374,000**	**417,000**	**242,000**	**4,586,500**
249,000	-	-	-	1,703,000
-	-	-	-	775,000
-	-	-	-	83,000
-	-	-	-	27,000
-	520,000	-	-	520,000
-	120,000	-		120,000
249,000	**640,000**	**0**	**0**	**3,228,000**
269,000	-	-	-	1,555,000
24,000	-	-	-	880,000
122,000	-	-	-	916,000
-	54,000	626,000	-	1,541,000
-	-	-	-	316,000
-	-	-	-	227,000
-	-	-	-	222,000
24,000	-	-	-	201,000
18,000	-	-	-	106,000
-	-	-	-	55,000
-	-	-	-	42,700
-	-	-	-	37,000
-	207,000	-	-	207,000
-	120,000	-	-	120,000
-	-	-	309,000	309,000
457,000	**381,000**	**626,000**	**309,000**	**6,734,700**


One Hyde Park in Yuen Long features 30 luxury villas nestled in a serene and lush environment.


La Grove in Yuen Long is for young professionals who want a new lifestyle.

Hong Kong Property Business

Property Development

Major Projects Under Development

	Residential	▲	Shopping Centre
▲	Office	△	Industrial/Office
▲	Hotel		

01		Peak One
02		Kwu Tung
03		Shek Wu Wai
04		Ngau Tam Mei Phase 1A
05		Park Island Phase 6
06		Tsing Lung Tau Lots 67 and 68
07		Ap Lei Chau Inland Lot 129
08		La Grove
09		One Hyde Park
10		Lot 4313 in DD124, Hung Shui Kiu
11		Aria
12		Tuen Mun Town Lot 461, Lam Tei
13		12 Mount Kellett Road, The Peak
14		295-305 Shau Kei Wan Road
15		48-50 Stanley Village Road
16		18 Po Yip Street
17	▲	Chatham Garden Redevelopment
18	▲	Tuen Mun Town Lot 465
19	▲	West Rail Tuen Mun Station Development
20	▲	YOHO Town Phase 2
21	▲	The Latitude
22	▲	Lot 2099 in DD 109, Yuen Long
23	▲	Kowloon Inland Lot 11146
24	▲	Larch Street / Fir Street Development
25	▲▲	Tseung Kwan O Area 56 Development
26	▲▲	International Commerce Centre and Ritz-Carlton Hotel
27	▲	129 Hoi Bun Road
28	▲	Kowloon Commerce Centre Phase 2
29	▲	483 Castle Peak Road
30	▲	49 King Yip Street
31	▲	20-24 Hung To Road
32	▲	50 Wong Chuk Hang Road
33	△	77 Wing Hong Street
34	△	181 Hoi Bun Road



9
Lantau Island
MTR
Major Highway
MTR (under construction)
Major Highway (under construction)
MTR (under study)
Cross-Harbour Tunnel
Interchange Station
MTR (future projects)


Shenzhen
New Territories
Kowloon
Hong Kong Island
28
33
29
26
27
30
32

Hong Kong Property Business

Property Investment



International Commerce Centre, Kowloon Station



Hong Kong Property Business

Property Investment


apm
apm
apm
apm

APM in Kowloon East is a trendy hotspot for young shoppers and offers a wide range of retailers.

The Group's gross rental income, including contributions from joint-venture properties, increased by 14.5 per cent during the year to HK$8,262 million. Net rental income increased 14.2 per cent during the year to HK$5,992 million. Occupancy stayed high at 94 per cent, and higher office rents on lease renewals and stable growth in retail rents led to a respectable performance during the period under review.

Grade-A office rents in core areas remained firm over the past year despite volatilities in the financial markets, as vacancy rates stayed at historical lows. The market for decentralized offices had become more competitive as a result of increased supply.

Shopping mall rents rose during the year as growth in retail sales and tourist arrivals remained solid. Higher domestic consumption and tourist spending bolstered the retail sector over the year.

The Group enhances rental values by regularly upgrading its investment properties. The first phase of the conversion of offices in World Trade Centre into retail space is finished and the second phase of renovating the existing mall is scheduled for completion by the end of 2008. The East Point City shopping arcade in Tseung Kwan O and Tsuen Wan Plaza have also been recently refurbished. A commitment to customer care helps build loyalty and keep occupancies high. Regular two-way communications between the Group and its tenants through surveys and day-to-day interaction ensure that their needs are understood and addressed.

Gross Rental Income


HK$million
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
FY
2004
2005
2006
2007
2008
5,461
5,649
6,466
7,215
8,262

Gross Rental Income by Sector*


5%
5%
8%
55%
27%
Shopping Centre
Office
Residential
Car Park
Industrial/Office

* Including contributions from jointly-controlled entities and associates

Completed Investment Properties

Shopping Centres

Rents rose modestly in the Group's 9.6-million-square-foot Hong Kong shopping centre portfolio during the year. APM mall in Kowloon East has a reputation for constantly introducing cutting-edge trends that has made it Hong Kong's most popular mall with young shoppers. It is almost fully let. IFC Mall is also near fully let and a major attraction in Central with its restaurants and high-end retailers. The Group's other major malls also performed well, with Grand Century Place in Mong Kok, Metroplaza in Kwai Chung and Tai Po Mega Mall almost fully occupied.



World Trade Centre is more spacious and comfortable for shoppers following an expansion and renovation.



New Town Plaza has a choice location in Sha Tin and a wide assortment of retailers.

Hong Kong Property Business

Property Investment

Offices

The Group owns 8.7 million square feet of premium office space spread across the territory. Occupancy remained high over the year and higher rents were recorded for renewals and new leases. Occupancy of Millennium City in Kowloon East remained high despite keen competition and new supply. Most of the newly completed Millennium City 6 is already leased. Other premium office developments by the Group like Sun Hung Kai Centre and Central Plaza in Wan Chai, Grand Century Place in Mong Kok and Metroplaza in Kwai Chung recorded nearly full occupancies.

Residential & Suites

The Group holds 1.2 million square feet of luxury residential property plus about 1,000 premium suites for lease under its Signature Homes portfolio, offering tenants comprehensive personal service. The new suites at The HarbourView Place have attracted great market interests with its convenient location and deluxe facilities.

Other Properties

The Group owns 30,000 car parking bays, a number of industrial buildings, godowns and data centres that provide steady rental income. Some industrial premises are being evaluated for conversion into other uses.

Investment Properties Under Development

Constant upgrades optimize the Group's investment property portfolio. It has been steadily increasing the proportion of high-grade investment properties in prime locations over the years, replacing non-core properties with major new developments.

The most important project under way is the 118-storey ICC at Kowloon Station. The first phase was finished in late 2007 and the entire project is scheduled for completion in 2010. The Kowloon Station development will also include a new Ritz-Carlton hotel, Hong Kong's first W Hotel, suites in The HarbourView Place and the high-end Elements shopping mall.



The HarbourView Place suites are elegantly appointed and offer sweeping sea views.

Leasing of ICC is satisfactory, with commitments in hand for the majority of the office space. Major tenants include leading financial firms and multinationals like Morgan Stanley, Credit Suisse and Deutsche Bank. The Group is currently negotiating with potential tenants from a wide spectrum of trades.

Other office projects under construction will set new area benchmarks for premium quality. Kowloon Commerce Centre will set a new standard for premium offices in the neighborhood with modern facilities and a sizeable floor plate. The first phase has 563,000 square feet of offices and 15,000 square feet of retail space, which is just completed. Construction of the second phase started recently.

The Group has an attributable five million square feet of new investment properties under development. The total is made up of three million square feet of premium office space with the latest technology and modern facilities, 900,000 square feet of retail area and 1.1 million square feet of high-end hotels and suites.



International Commerce Centre has signed leases with top financial firms and multinationals.

Investment Property: Completed and Under Development


million square feet
14
12
10
8
6
4
2
0
1.2
10.5
9.6
11.7
8.7
3.5
2.4
3.7
Residential
Shopping centre
Office
Hotel
Industrial/ Office
Completed
Under development



Millennium City 6 has set new standards for offices in Kowloon East with top quality and advanced facilities.

Hong Kong Property Business

Property Investment

Major Completed Investment Properties

Project	Location	Lease Expiry	Group's Interest (%)	Residential
Hong Kong Island				
One IFC	Harbour View Street, Central	2047	50	–
Two IFC & IFC Mall	8 Finance Street, Central	2047	50	–
Four Seasons Hotel and Four Seasons Place	8 Finance Street, Central	2047	50	–
Sun Hung Kai Centre	30 Harbour Road, Wan Chai	2127	100	–
Central Plaza	18 Harbour Road, Wan Chai	2047	50	–
World Trade Centre	280 Gloucester Road, Causeway Bay	2842	100	–
Harbour Centre	25 Harbour Road, Wan Chai	2128	33.3	–
Dynasty Court (Blocks 2 & 3)	23 Old Peak Road	2886	100	341,000
Pacific View (Blocks 2 & 3)	38 Tai Tam Road	2047	100	248,000
Hillsborough Court (Block 4)	18 Old Peak Road	2884	100	126,000
Kowloon				
International Commerce Centre Phase 1	1 Austin Road West, Kowloon	2047	Joint venture	–
The HarbourView Place / W Hotel	1 Austin Road West, Kowloon	2047	Joint venture	–
Millennium City 1*	388 Kwun Tong Road	2047	100	–
Millennium City 2	378 Kwun Tong Road	2047	50	–
Millennium City 3	370 Kwun Tong Road	2047	100	–
Millennium City 5	418 Kwun Tong Road	2047	100	–
Millennium City 6	392 Kwun Tong Road	2047	100	–
Grand Century Place	193 Prince Edward Road West, Mong Kok	2047	100	–
Royal Plaza Hotel	193 Prince Edward Road West, Mong Kok	2047	100	–
The Sun Arcade	28 Canton Road, Tsim Sha Tsui	2047	100	–
The Royal Garden	69 Mody Road, Tsim Sha Tsui	2127	100	–
Kerry Hung Kai Godown	3 Fat Tseung Street, Cheung Sha Wan	2047	50	–
APEC Plaza	49 Hoi Yuen Road, Kwun Tong	2047	100	–
Peninsula Tower	538 Castle Peak Road, Cheung Sha Wan	2047	100	–
New Tech Plaza	34 Tai Yau Street, San Po Kong	2047	100	–
Hing Wah Centre	82-84 To Kwa Wan Road	2099	100	–
New Territories				
New Town Plaza I	18 Shatin Centre Street, Sha Tin	2047	100	–
New Town Plaza III	2-8 Shatin Centre Street, Sha Tin	2047	100	–
New Town Tower	10-18 Pak Hok Ting Street, Sha Tin	2047	100	–
Grand Central Plaza	138 Shatin Rural Committee Road, Sha Tin	2047	100	–
Royal Park Hotel	8 Pak Hok Ting Street, Sha Tin	2047	100	–
Metroplaza Tower I & Shopping Centre	223 Hing Fong Road, Kwai Chung	2047	100	–
Landmark North	39 Lung Sum Avenue, Sheung Shui	2047	100	–
Tai Po Mega Mall	9 On Pong Road, Tai Po	2047	100	–
Tsuen Wan Plaza	5-21 Pak Tin Par Street, Tsuen Wan	2047	100	–
East Point City Shopping Centre	8 Chung Wa Road, Tseung Kwan O	2047	100	–
Sun Yuen Long Centre Shopping Arcade	8 Long Yat Road, Yuen Long	2047	87.5	–
Park Central Shopping Centre	Tseung Kwan O Town Lots 57 & 66	2047	57.52/25	–
Yuen Long Plaza Shopping Arcade	249-251 Castle Peak Road, Yuen Long	2047	100	–
Uptown Plaza Shopping Arcade	9 Nam Wan Road, Tai Po	2047	100	–
Grand City Plaza	1-17 Sai Lau Kok Road, Tsuen Wan	2047	100	–
Citygate / Novotel Citygate Hong Kong Hotel	Tung Chung Town Lot 2	2047	20	–
Kowloon Commerce Centre Phase 1	51 Kwai Cheong Road, Kwai Chung	2047	100	–
Royal View Hotel	353 Castle Peak Road, Ting Kau	2047	100	–
Sunhing Hungkai Godown	8 Wong Chuk Yeung Street, Sha Tin	2047	100	–
Advanced Technology Centre	2 Choi Fat Street, Sheung Shui	2047	100	–

* Including the attributable share in areas held by SUNeVision, in which the Group has an 84.6 per cent interest.

Attributable Gross Floor Area (square feet)				
Shopping Centre	Office	Hotel	Industrial/ Office	Total
–	392,000	–	–	392,000
320,000	566,000	–	–	886,000
–	–	550,000	–	550,000
53,400	850,600	–	–	904,000
–	700,000	–	–	700,000
280,000	232,000	–	–	512,000
20,500	80,000	–	–	100,500
–	–	–	–	341,000
–	–	–	–	248,000
–	–	–	–	126,000
–	900,000	–	–	900,000
–	–	606,000	–	606,000
27,000	890,000	–	–	917,000
–	133,000	–	–	133,000
–	108,000	–	–	108,000
598,000	308,000	–	–	906,000
29,000	373,000	–	–	402,000
725,000	475,000	–	–	1,200,000
–	–	400,000	–	400,000
204,800	–	–	–	204,800
–	–	295,000	–	295,000
–	–	–	285,000	285,000
–	–	–	240,000	240,000
–	–	–	198,000	198,000
–	–	–	184,000	184,000
–	–	–	182,700	182,700
1,300,000	–	–	–	1,300,000
350,000	–	–	–	350,000
–	96,000	–	–	96,000
236,000	505,000	–	–	741,000
–	–	258,000	–	258,000
600,000	569,000	–	–	1,169,000
181,500	375,500	–	–	557,000
588,800	–	–	–	588,800
583,000	–	–	–	583,000
415,000	–	–	–	415,000
245,000	–	–	–	245,000
195,000	–	–	–	195,000
145,000	–	–	–	145,000
120,000	–	–	–	120,000
35,100	137,200	–	–	172,300
99,000	32,000	47,000	–	178,000
15,000	563,000	–	–	578,000
–	–	310,000	–	310,000
–	–	–	500,000	500,000
–	–	–	142,000	142,000



A new image and tenant mix offer shoppers at East Point City in Tseung Kwan O a fresh experience.



IFC Mall is a major attraction in Central with its wide range of high-end retailers.

Hong Kong Property Business

Property Investment

Major Completed Investment Properties

Residential ▲ Shopping Centre ▲ Office
△ Industrial/Office ▲ Hotel

01		Dynasty Court
02		Hillsborough Court
03		63 Deep Water Bay Road
04		51 & 55 Deep Water Bay Road
05		Pacific View
06	▲	Uptown Plaza
07	▲	Tai Po Mega Mall
08	▲	Sun Yuen Long Centre
09	▲	Yuen Long Plaza
10	▲	Chelsea Heights
11	▲	Tsuen Wan Plaza
12	▲	New Kowloon Plaza
13	▲	The Sun Arcade
14	▲	East Point City
15	▲	Park Central
16	▲	Chi Fu Landmark
17	▲	New Jade Shopping Arcade
18	▲▲	New Town Plaza / New Town Tower
19	▲▲	Grand Central Plaza
20	▲▲	Landmark North
21	▲▲	Grand City Plaza
22	▲▲	Metroplaza
23	▲▲	Grand Century Place
24	▲▲	World Trade Centre
25	▲▲	Sun Hung Kai Centre
26	▲▲	Harbour Centre
27	▲▲	IFC
28	▲▲	Millennium City Phases 1, 2, 3, 5 & 6
29	▲▲	Kowloon Commerce Centre Phase 1
30	▲▲▲	Citygate / Novotel Citygate Hong Kong Hotel
31	▲	Central Plaza
32	△	APEC Plaza
33	△	Infotech Centre
34	△	Hing Wah Centre
35	△	New Tech Plaza
36	△	Advanced Technology Centre
37	△	Peninsula Tower
38	△	Kerry Hung Kai Godown
39	△	Sunhing Hungkai Godown
40	▲	The Royal Garden
41	▲	Four Seasons Hotel & Four Seasons Place
42	▲	Royal Plaza Hotel
43	▲	Royal Park Hotel
44	▲	Royal View Hotel
45	▲▲	The HarbourView Place / W Hotel / International Commerce Centre Phase 1



10
30
Lantau Island
MTR
Major Highway
MTR (under construction)
Major Highway (under construction)
MTR (under study)
Cross-Harbour Tunnel
Interchange Station
MTR (future projects)


Shenzhen
20
36
07
06
09
08
New Territories
39
19
18
43
21
11
22
29
Kowloon
44
37
35
14
38
12
42
23
34
28
15
33
32
45
13
40
27
41
24
26
25
31
17
16
Hong Kong Island

Mainland Property Business

Highlights

- Added four new sites in Guangzhou, Suzhou, Nanjing and Chengdu since July 2007, with aggregate attributable gross floor area of 12.4 million square feet
- Holds 53 million square feet of properties under development plus three million square feet of completed properties for rent

Land Bank

Mainland Land Bank Composition

(56 million square feet in attributable gross floor area as at September 2008)


71%
12%
13%
4%
Shanghai 16%
Guangzhou & Pearl River Delta 38%
Hangzhou 5%
Wuxi 11%
Suzhou 6%
Nanjing 3%
Chengdu 21%
By Usage
Properties Under Development
By Location
Residential
Shopping Centre
Office
Hotel
95%
5%
By Usage
Completed Investment Properties
By Location
63%
27%
10%
Beijing 52%
Shanghai 27%
Guangzhou & Pearl River Delta 21%

The Group has acquired four sites in Guangzhou, Suzhou, Nanjing and Chengdu since July 2007. Together these added 12.4 million square feet of attributable gross floor area to the Group's mainland development land bank. The mainland land bank has now 53 million square feet of attributable gross floor area under development. The other three million square feet are completed investment properties comprising mainly offices and shopping centres in top locations.

The Group's mainland land bank as at September 2008 was as follows:

	Attributable Gross Floor Area (million square feet)		
	Under Development	Completed Investment Properties	Total
By Usage			
Residential*	37.6	0.3	37.9
Shopping centre	6.3	1.9	8.2
Office	6.9	0.8	7.7
Hotel	2.2	-	2.2
Total	**53.0**	**3.0**	**56.0**
By Location			
Beijing	-	1.6	1.6
Shanghai	8.6	0.8	9.4
Guangzhou and Pearl River Delta	20.0	0.6	20.6
Hangzhou	2.4	-	2.4
Wuxi	5.7	-	5.7
Suzhou	3.3	-	3.3
Nanjing	1.7	-	1.7
Chengdu	11.3	-	11.3
Total	**53.0**	**3.0**	**56.0**

* Includes serviced apartments

Mainland Property Business

Property Development



Wei Fong Project, Shanghai



Mainland Property Business

Property Development



Shanghai IFC in a prime area of Pudong will make its mark on the city with innovative architecture.



The new Shanghai IFC shopping mall will feature well-known international retail outlets.

The residential markets in most mainland cities have undergone consolidation since late 2007 amid tightened credit conditions and continued macro-control measures. Although markets are consolidating overall, projects at prime locations and near the city centres tended to be more resilient. The Group remains optimistic about the long-term prospects for mainland markets, in view of the continuing economic growth, ongoing urbanization and generally rising affluence.

Major Projects

Shanghai

Shanghai IFC

Lujiazui, Shanghai
(100% owned)

Shanghai IFC is at 8 Century Avenue in the heart of the Lujiazui financial and trade zone in Pudong. The integrated complex will contain over four million square feet of gross floor area spread over two high-rise towers, a retail podium and a low-block building. There will be over two million square feet of grade-A offices, hotels covering one million square feet with 656 rooms managed by Ritz-Carlton and W Hotels and a one-million-square-foot mall with an array of high-end international retailers. The W Hotel, retail mall and about 900,000 square feet of offices will be finished in the middle of 2009, while the remaining parts are scheduled for completion in 2010. Leasing enquiries from multinationals and international retailers have been encouraging.



The development on Huai Hai Zhong Road Lot 3 is scheduled for completion by 2011.

Huai Hai Zhong Road Lot 3, Shanghai
(Joint venture)

The Group is developing this site as a first-class retail mall, offices and luxury residences. Construction is under way and scheduled for completion in phases by 2011. The project will have over 2.5 million square feet of attributable floor area. It is in the busiest commercial area of Puxi and the mall will be linked to a new mass transit station at the interchange of three transit lines.

Wei Fong Project, Shanghai
(100% owned)

This project is on the waterfront of the Huangpu River in the most prestigious residential area of Pudong, with a panoramic view of the famous Bund. The Group will apply its expertise in developing luxury residences to build 1.7 million square feet of top-quality units and serviced apartments. This project will stand out and set new standards of luxury in Shanghai.

Property Development



The low-density Lake Dragon residential development in Guangzhou is next to a scenic golf course.

Guangzhou & Pearl River Delta

Lake Dragon
Huadu, Guangzhou
(60% owned)

This project is in the scenic Dragon Lake resort area close to the Guangzhou city centre and Guangzhou Baiyun International Airport. The project will have a gross floor area of over nine million square feet in a low-density development integrated with a golf course. The first 1.3 million square feet is under construction and targeted for completion in the financial year 2009/10.

Sandong Avenue Project
Huadu, Guangzhou
(95% owned)

This development is at the centre of Huadu, with convenient access to the Guangzhou Baiyun International Airport and Guangzhou's city centre. The project will have 1.1 million square feet of luxury residences for sale and is scheduled for completion in the second half of 2009. It will offer various layouts and flat sizes to cater for different customers' needs. Its garden theme with an emphasis on harmony with nature will provide residents with a pleasant and comfortable living environment.



The Sandong Avenue Project in Guangzhou follows a garden theme and provides residents with comprehensive amenities.



The Phase 4 of Woodland in Zhongshan is under construction.

Shiling Project

Huadu, Guangzhou
(100% owned)

The Shiling Project is another residential development in Huadu, on a site surrounded by a green environment where most units will have scenic views of the reservoir. There will be over seven million square feet of high-end apartments and houses to be completed in phases.

Liedecun Project

Zhujiang Xincheng, Guangzhou
(33.3% owned)

This will be an integrated complex in Zhujiang Xincheng, a new business area in Guangzhou. There will be over six million square feet of gross floor area, including a large shopping mall, premium offices, a hotel and serviced apartments.

The Woodland

Zhongshan 5 Road, Zhongshan
(Joint venture)

The Woodland is a low-rise development of over five million square feet of premium residential units being built in phases. The first two phases of over 1.2 million square feet are finished and nearly sold out. The third phase of 660,000 square feet, which is 80 per cent sold, was completed in the third quarter of 2008. Work on the Phase 4A with over 130,000 square feet of gross floor area has begun and is scheduled for completion in 2010.

Mainland Property Business

Property Development





Taihu International Community in Wuxi is an integrated development covering 15 million square feet.

Other Cities

Hangzhou MIXC

Qianjiang New City, Hangzhou

(40% owned)

Hangzhou MIXC, with a total gross floor area of over six million square feet, will contain a large shopping mall, grade-A offices, a five-star hotel and top-end luxury residences. The development is in the Qianjiang New City central business district, close to the planned new city government headquarters and with easy accessibility via an extensive transport network. One of the two subway stations that will connect with the project is scheduled for completion in 2011. The first phase of 1.1 million square feet luxury residences and a large shopping centre will be completed in the financial year 2009/10. The residential component, MIXC Residence, will contain over 600 units in three high-rise towers. Units are now on sale and market reception has been good.



MIXC Residence in Hangzhou is adjacent to Qiantangjiang River and enjoys high accessibility.

Taihu International Community

Taihu New City, Wuxi

(40% owned)

Taihu International Community is an integrated development with 15 million square feet of residential units, serviced apartments, hotel and retail space. The project is in a scenic area in Taihu New City, complemented by a full range of community facilities including a new art and culture centre, an art school, a business centre, plus an array of restaurants and entertainment facilities. This large integrated development will be a distinctive new landmark in Wuxi. Over 700 residential units have been sold since its launch in mid-2007, and the first 700,000 square feet containing over 400 units were completed during the year. Another 900,000 square feet is scheduled for completion in the financial year 2008/09.

Industrial Park Project
Suzhou
(90% owned)

The Suzhou Industrial Park Project encompasses three sites, with a total gross floor area of about 3.6 million square feet. The two sites on the lakefront will be developed into luxury residences and a hotel with sweeping views of Jinji Lake. A shopping mall, offices and high-end serviced apartments will take shape on the site in the east-central district that will be served by a future mass transit link.

Hexi CBD Project
Hexi, Nanjing
(100% owned)

The Group acquired the Hexi project in the new Nanjing town centre during the year. The project has a gross floor area of about 1.7 million square feet. While detailed planning is under way, the Group intends to build a shopping centre, first-class offices and serviced apartments on this prime site.

Jovo Town
Shuangliu County, Chengdu
(91% owned)

The project has a total gross floor area of 6.6 million square feet, situated in a new district in the southern part of the city. It will be developed into high-end residences to be completed in phases from the second half of 2010. It will be close to the new municipal government headquarters, exhibition and convention centres, and the largest ocean park in Chengdu. Construction has resumed after a thorough safety review of the design was carried out to ensure that the quake-resistant features are of the highest standard.

Dongda Avenue Project
Jinjiang, Chengdu
(40% owned)

The Group entered into a joint venture to build a top-class residential/commercial complex on this prime site in Chengdu. The total gross floor area will be over 13 million square feet, comprising an office tower, a five-star hotel, a high-end shopping centre with international retailers and luxury residences. A mass transit line is currently under construction, which will further enhance the accessibility of the development and help transform the district into a new financial centre.



Jovo Town in Chengdu has a total gross floor area of 6.6 million square feet scheduled for completion in phases from the second half of 2010.

Mainland Property Business

Property Development

Major Mainland Properties Under Development by Year of Completion

Project	Project Name	City	Group's Interest(%)
Projects to be completed in financial year 2008/09			
Taihu New City Project Phase 2	Taihu International Community	Wuxi	40
Zhongshan 5 Road Project Phase 3	The Woodland	Zhongshan	Joint Venture
Year Total			
Projects to be completed in financial year 2009/10			
Lujiazui Project Phase 1	Shanghai IFC	Shanghai	100
Taihu New City Project Phase 3	Taihu International Community	Wuxi	40
Qianjiang New City Project Phase 1	Hangzhou MIXC	Hangzhou	40
Sandong Avenue Project		Guangzhou	95
Zhongshan 5 Road Project Phase 4A	The Woodland	Zhongshan	Joint Venture
Dragon Lake Project Phase 1	Lake Dragon	Guangzhou	60
Year Total			
Projects to be completed in financial year 2010/11 and beyond			
Lujiazui Project Phase 2	Shanghai IFC	Shanghai	100
Huai Hai Zhong Road Lot 3		Shanghai	Joint Venture
Wei Fong Project		Shanghai	100
Taihu New City Project remaining phases	Taihu International Community	Wuxi	40
Qianjiang New City Project remaining phases	Hangzhou MIXC	Hangzhou	40
Industrial Park Project		Suzhou	90
Hexi CBD Project		Nanjing	100
Dragon Lake Project remaining phases		Guangzhou	60
Shiling Project		Guangzhou	100
Liedecun Project		Guangzhou	33.3
Zhongshan 5 Road Project remaining phases	The Woodland	Zhongshan	Joint Venture
Shuangliu County Project	Jovo Town	Chengdu	91
Dongda Avenue Project		Chengdu	40
Total			

* Gross floor area including retail basement area

Attributable Gross Floor Area (square feet)*				
Residential	Shopping Centre	Office	Hotel	Total
362,000	–	–	–	362,000
663,000	–	–	–	663,000
1,025,000	**0**	**0**	**0**	**1,025,000**
–	1,102,000	836,000	503,000	2,441,000
456,000	–	–	–	456,000
455,000	656,000	–	–	1,111,000
1,090,000	–	–	–	1,090,000
133,000	–	–	–	133,000
789,000	–	–	–	789,000
2,923,000	**1,758,000**	**836,000**	**503,000**	**6,020,000**
–	–	1,377,000	523,000	1,900,000
195,000	1,177,000	1,167,000	–	2,539,000
1,656,000	18,000	–	–	1,674,000
3,610,000	1,016,000	–	254,000	4,880,000
567,000	49,000	603,000	129,000	1,348,000
1,464,000	578,000	827,000	388,000	3,257,000
176,000	646,000	877,000	–	1,699,000
4,644,000	–	–	–	4,644,000
7,284,000	–	–	–	7,284,000
909,000	361,000	554,000	215,000	2,039,000
3,324,000	–	–	–	3,324,000
5,940,000	–	–	–	5,940,000
3,888,000	646,000	646,000	215,000	5,395,000
33,657,000	**4,491,000**	**6,051,000**	**1,724,000**	**45,923,000**


The revamped Beijing APM offers more international brands.


MIXC Residence in Hangzhou will have a deluxe clubhouse with comprehensive facilities.

Mainland Property Business

Property Development

Major Projects

● Under Development ◌ Completed
Residential ▲ Shopping Centre
△ Office ▲ Hotel

District		Project Name	Usage
BEIJING	◌	Beijing APM 138 Wangfujing Dajie	▲△
SHANGHAI	●	Shanghai IFC Lujiazui	▲△▲
	●	Wei Fong Project	▲
	●	Huai Hai Zhong Road Lot 3	▲△
	◌	Central Plaza 381 Huai Hai Zhong Road	▲△
	◌	Arcadia Shanghai 88 Guang Yuan Xi Road	
GUANGZHOU & PEARL RIVER DELTA			
Guangzhou	●	Lake Dragon Huadu	
	●	Sandong Avenue Project Huadu	
	●	Shiling Project Huadu	
	●	Liedecun Project	▲△▲
Zhongshan	●	The Woodland Zhongshan 5 Road	
Foshan	◌	Nanhai Plaza Nanhai Avenue	▲
OTHER CITIES			
Hangzhou	●	Hangzhou MIXC Qianjiang New City	▲△▲
Wuxi	●	Taihu International Community Taihu New City	▲▲
Chengdu	●	Jovo Town Shuangliu County	
	●	Dongda Avenue Project	▲△▲
Suzhou	●	Industrial Park Project	▲△▲
Nanjing	●	Hexi CBD Project	▲△




Beijing
Nanjing
Wuxi
Suzhou
Shanghai
Hangzhou
Chengdu
Guangzhou &
Pearl River Delta

Mainland Property Business

Property Investment



Shan[illegible]



Huai Hai Zhong Road Project, Shanghai

Mainland Property Business

Property Investment


Cartier

The renovated Beijing APM sets new standards in shopping and is a hotspot for local customers and tourists.

The Group's three-million-square-foot portfolio of completed investment property on the mainland consists mainly of key projects in Beijing and Shanghai. All these projects are in prime districts and produce highly satisfactory leasing results, recording increases in office and retail rents during the year.

Completed Investment Properties

Beijing APM

138 Wangfujing Dajie, Beijing
(Joint venture)

Attributable gross floor area	: 1 million square feet (retail)
	460,000 square feet (office)
Lease expiry	: 2043

Beijing APM is in the heart of Wangfujing and a recognized landmark in Beijing. The mall underwent a major revamp last year and is now a trendy shopping spot for high-spending customers with a wide collection of international brands and more food and beverage outlets. It is now 90 per cent let. Renovations to the office towers were completed by the middle of this year, creating a premium environment that appeals to large corporations and multinationals.

Central Plaza

381 Huai Hai Zhong Road, Shanghai
(80% owned)

Attributable gross floor area	: 106,000 square feet (retail)
	366,000 square feet (office)
Lease expiry	: 2044

Central Plaza is located in the busy Puxi commercial district in Shanghai, with 588,000 square feet of top-quality offices and retail space. Its prime location makes it a favourite with multinational companies and retailers. The development was over 96 per cent let and both office and retail rents increased over the past year.

Arcadia Shanghai
88 Guang Yuan Xi Road, Shanghai
(97% owned)
Attributable gross floor area : 320,000 square feet
Lease expiry : 2064

Arcadia Shanghai in Xuhui consists of two serviced apartment blocks that were completed in 1999 and a residential tower completed in 2004. The Group is holding one of the serviced apartment blocks as a rental property and leasing was satisfactory during the year.

Nanhai Plaza
Nanhai Avenue, Foshan
(100% owned)
Gross floor area : 640,000 square feet
Lease expiry : 2045

Nanhai Plaza is a nine-level shopping complex on Nanhai Avenue in Foshan with 640,000 square feet, anchored by a department store, a supermarket and a cinema. Renovations to the first four levels were carried out during the year and new Hong Kong and international retailers were recruited. Unit rents rose during the year.

Investment Properties Under Development

The Group currently is developing 15.4 million square feet of prime offices, shopping centres and premium hotels on the mainland. Most of these will be kept as long-term investments upon completion.

Construction of the two major investment properties under development in Shanghai – Shanghai IFC in Lujiazui of Pudong and the integrated complex on Huai Hai Zhong Road in Puxi – is progressing smoothly. The first phase of Shanghai IFC, comprising 900,000 square feet of offices, a W Hotel and a prime shopping mall, will be completed in the middle of 2009. Its superior quality and fine architecture appeal to large corporations and multinationals including HSBC, which will set up its mainland headquarters there. The whole development will be completed in 2010. The project at Huai Hai Zhong Road will contain a large-scale shopping mall, offices and deluxe residences. Completion is planned in phases from mid-2010 to 2011. Market response to the mall has been positive among international retailers. The gradual completion of these landmark projects will help strengthen the Group's premium brand on the mainland.



Central Plaza in Shanghai has high occupancy in both the retail and office components.



The Group is holding one of the serviced apartment blocks in Arcadia Shanghai as an investment.

The Group is also developing integrated complexes at Qianjiang New City of Hangzhou, Taihu New City of Wuxi, Industrial Park of Suzhou, Leidecun in Zhujiang Xincheng of Guangzhou, Hexi CBD of Nanjing and Dongda Avenue of Chengdu, that will include shopping malls, offices or hotels as part of the development.

Property Related Businesses



Four Seasons Hotel, Central



Property Related Businesses



The Four Seasons Hotel in Central has gained worldwide acclaim with its deluxe facilities and service.

Hotels

The hospitality sector in Hong Kong remained robust over the past year, with numbers of tourists and business travellers steadily rising. The Group's hotels maintained high occupancies with decent room rate increases in this positive market environment.

The **Four Seasons Hotel** has become the city's market leader in its three years of operation, achieving high occupancy and room rates. The hotel's banquet facilities remain the first choice for social events and over 240 weddings are expected to be held at the hotel in 2008. Its international reputation as one of the world's best hotels keeps growing during the year, accompanied by numerous accolades and awards. The readers of Institutional Investor have again voted the hotel as Asia's best, and its restaurants were also rated the best by renowned travel guides.



The Royal Garden Hotel in Tsim Sha Tsui is constantly improving service to stay attractive.

The **Royal Garden Hotel** maintained high occupancy and healthy average room rates during the year. Food and beverage outlets did well despite intense competition and rising costs, contributing significantly to the hotel's operating profits. A highlight of the year was the opening of a new Vietnamese restaurant: Le Soleil. The other hotel restaurants and bars have maintained popularity with an assortment of promotions.

The **Royal Park Hotel** saw notable increase in average room rates and maintained high occupancy during the period under review. Last year saw the completion of renovations to the guest floors and the hotel health club, and in August this year the hotel served as the Olympic Village for athletes and officials



The Royal Park Hotel in Sha Tin was Hong Kong's Olympic Village serving the athletes and officials taking part in the equestrian events.



Restaurants at the Royal Plaza Hotel in Mong Kok are regularly updated to offer diverse food and beverage choices.

taking part in the equestrian events being held in Hong Kong as part of the 2008 Beijing Olympic Games. In consistence with the its commitment in exceeding guest expectation with a truly unique experience, staff training has always been the main focus of the hotel, further enhancing its status as an international establishment with world-class services that cater to the attentive and extensive needs for business travelers.

The **Royal Plaza Hotel** recorded an increase in average room and occupancy rates that contributed to the overall improved performance during the period. It celebrated its tenth anniversary in 2007, and a highlight of the year was the renovation of the La Scala restaurant to give it a completely new image and a contemporary touch. The upgraded restaurant outlet is expected to boost food and beverage revenue.

The **Royal View Hotel** has been operating satisfactorily since it opened in June 2007. The hotel plans to add a spa, a business centre and the Royal View Kids' Club to attract more customers and offer a comfortable, resort-like environment.

The Group's new **W Hong Kong** at Kowloon Station offers luxurious hospitality with its nearly 400 fully-equipped guest rooms. There are also premium restaurants and bars, a spa, a gym and a rooftop pool, along with meeting rooms and banquet facilities.

Long-term prospects for the hospitality sector are promising, with Hong Kong being a major tourist and business hub and relatively fast economic growth on the mainland. The Group's portfolio of premium hotels will continue expanding over the next few years, both in Hong Kong and on the mainland. The Ritz-Carlton Hotel at Kowloon Station will be completed in 2010. Another new hotel project is under construction in Tseung Kwan O. On the mainland, the Group will complete two world-class hotels at Shanghai IFC, to be run by W Hotels and Ritz-Carlton, in 2009 and 2010 respectively.



The Royal View Hotel is a resort-style retreat for relaxation.



The new W Hong Kong at Kowloon Station offers contemporary amenities and hospitality.

Property Related Businesses


投資王
星島日報

Hong Yip Vice Chairman and Chief Executive Alkin Kwong (right) receives an Excellent Services Brand award (Residential Property Management) from Sing Tao Daily.


星島日報

Kai Shing Director Patrick Lam (right) accepts an Excellent Services Brand award (Best Employee Training) from Sing Tao Daily.

Property Management

The Group is committed to offering its customers the finest products and services, and it delivers on this promise through its property management subsidiaries, the **Hong Yip Service Company Limited** and **Kai Shing Management Services Limited**. The companies manage 224 million square feet of residential, commercial and industrial premises containing over a quarter of a million households and have won numerous awards for excellence in environmental management and service.

Hong Yip and Kai Shing take the lead in Hong Kong property management by lifting their services to new heights. Adhering to the principle of "Customer First", the companies have pioneered concierge services in both residential and commercial properties, while at the same time offering their frontline staff professional training in order to provide tenants with top-notch services. The companies won many accolades over the year, such as a 2007 High Flyers Outstanding Enterprise award from Hong Kong Business magazine, a Hong Kong Leaders' Choice Brand awards from Metro Finance and Excellent Services Brand awards from Sing Tao Daily. Honours in 2008 include an Outstanding Brand award from the Economic Digest and a Capital Weekly Service award.

Both companies practise green property management with recycling programmes in the estates they oversee and stringent conservation measures to save energy, water and resources. They work to maintain a lush green environment for residents with landscaping expertise. The year under review saw both Kai Shing and Hong Yip gain wide recognition from various organizations, thanks to their acclaimed initiatives on energy and waste reduction, environmental sustainability as well as green education.

Premises Managed by the Group


million square feet
250
200
150
100
50
0
192
200
207
215
224
FY
2004
2005
2006
2007
2008
Non-Residential
Residential

Hong Yip and Kai Shing manage a number of properties in addition to those developed by the Group, for notable clients in different sectors such as the Hong Kong Housing Authority and the former Kowloon-Canton Railway Corporation. To capitalize on the growing mainland market, both Hong Yip and Kai Shing are extending their presence there. Apart from currently managing 25 projects on the mainland, Kai Shing is deploying its proprietary Super e-Management system on the mainland to enable managers in Hong Kong to monitor daily operations in different parts of the mainland.



Advanced management systems from Hong Kong have been introduced to mainland developments.



Constant improvements in service reinforce the leading positions of Hong Yip and Kai Shing.


Millennium Club

Concierge service in the Group's office buildings satisfies the needs of modern business.



Frontline staff are trained to offer excellent service.

Property Related Businesses



The Arch at Kowloon Station received a grand prize in the 2008 Quality Building Award.

Construction

The construction division completed projects totaling 1.3 million square feet of floor area during the year, including La Maison Vineyard, Beacon Lodge, Bedford 28 and the first phase of Kowloon Commerce Centre. The division achieved turnover of HK$6,044 million (on a progressive completion basis). Another HK$90 million was recorded by joint venture companies.

Major projects in progress include YOHO Town Phase 2, Park Island Phase 6, the low-density Peak One, One Hyde Park and villas in Kwu Tung, apartments on New Kowloon Island Lot 6350 and International Commerce Centre, which will be Hong Kong's tallest building. The division is also carrying out a number of other projects including renovations to World Trade Centre in Causeway Bay.

The Quality Building Award for 2008 gave top honours to the Group's The Arch in the residential category and Four Seasons Hotel and Four Seasons Place for non-residential. This was the second time that the Group has been recognized in these prestigious industry awards for its high standards of quality.



The Group always strives to enhance its construction quality.

The division's wholly-owned subsidiaries in related fields include Everlight Engineering Company Limited, Everfield Engineering Company Limited, Eversun Engineering Company Limited, Aegis Engineering Company Limited, and Sanfield Landscape Company Limited. The companies provide construction-related services to the Group and outside clients including electrical and fire prevention systems, construction plant and machinery and landscaping. The division also supplies concrete to the Group and external contractors through its associate Glorious Concrete (HK) Limited.

Financial Services

The financial services division is made up of the Hung Kai Finance Company Limited and Honour Finance Company Limited. It offers mortgage servicing, home mortgages, deposit taking and other services to support the Group's property development business. The division remained profitable despite intense competition in the industry.

Insurance

Sun Hung Kai Properties Insurance Limited has been providing its clients with comprehensive and efficient insurance services since its establishment in 1979. It also offers and promotes a wide variety of insurance products through its website www.shkpi.com.hk, which helps expand its customer base and build stronger link with existing customers. The company faced a challenging year in a continuing soft market. It aims to achieve healthy growth in turnover by continually upgrading its products and services as clients become more informed and discerning.

Telecommunications and Information Technology


MUSICXS. GET IT ALL.

SmarTone leads the market with a full range of high-quality communications service.



SUNeVision's iAdvantage provides world-class data centre facilities and service.

SmarTone

SmarTone posted solid results for the year. Net profit increased by 75 per cent to HK$276 million. Service revenue grew by nine per cent to HK$3,433 million despite fierce competition in the Hong Kong mobile market. As at 30 June 2008, the company had over 1.1 million customers in Hong Kong. Its 3G customer base further expanded and currently accounts for over 47 per cent of all postpaid customers.

The company has been improving its customer profile, with the best network in town and compelling, differentiated products and services, as well as unrivalled customer service. This results in a continued increase in average revenue per user and robust growth in data service revenue.

The company expanded its business scope by providing innovative new services in the fixed-line and broadband markets. It introduced a wireless fixed-line service for both residential and business customers during the year. In mobile broadband, the company led the market by introducing new tiered price plans for different speeds. This brings price points close to those of fixed broadband, allowing the company to address a much wider market.

SmarTone is establishing its position as the premium quality provider of total communications services in Hong Kong. The Group is confident in the company's prospects over time.

Information Technology

SUNeVision continued to be profitable during the year, recording a profit attributable to shareholders of HK$261.6 million. Revenue increased by 25 per cent over the previous financial year to HK$406.4 million. Higher revenues from the company's data centre and last-mile connectivity businesses contributed to the increase.

iAdvantage continued investing in infrastructure and strengthening its market position in carrier-neutral data centre facilities and service in Hong Kong and on the mainland. Its world-class facilities and service have kept pace with the increasingly demanding requirements of global financial service firms, telecommunications and IT service providers, multinational corporations and government authorities. Overall data centre occupancy was approximately 85 per cent.

The company's consumer-enabling and property-related technology businesses continued to deliver value-added services to their customers.

Transportation, Infrastructure and Logistics



Staff of Transport International are committed to premium service.



Route 3 (CPS) is a fast and convenient link for commuters.

Franchised Bus Operation

Transport International Holdings (TIH) is a publicly-listed company mainly engaged in franchised public bus operations in Hong Kong. Its franchised bus operations in Hong Kong have been adversely affected by soaring oil prices and increases in wages and toll charges, as well as intensified competition from the railways. The financial performance of its mainland joint venture and non-franchised bus business in Hong Kong has also been suppressed by rising fuel prices and operation costs. On a more positive note, sales of the Manhattan Hill residential units have helped strengthen the financial position of TIH. The Group owns 33.3 per cent of TIH.

RoadShow Holdings Limited, a 73 per cent subsidiary of TIH primarily engaged in the media sales business in both Hong Kong and the mainland, achieved satisfactory results.

Toll Road

The Group owns 70 per cent of the Route 3 (CPS) Company Limited. The company operates the strategic north-south expressway between Yuen Long and Ting Kau under a 30-year build-operate-transfer franchise that runs to 2025. The dual three-lane expressway consists of the 3.8-kilometre Tai Lam Tunnel and 6.3-kilometre Tsing Long Highway. It provides a direct link from Lok Ma Chau and the northwest New Territories to the container ports in Kwai Chung, Hong Kong International Airport, Disney theme park and the urban areas. It helps alleviate traffic congestion on Tuen Mun Road and the Tolo Highway and provides a faster and more convenient link for commuters. Traffic volume remained fairly stable during the year.

Transport Infrastructure Management

The **Wilson Group** is a wholly-owned subsidiary of the Group involved in car park, bridge and toll road management. Its acquisition of VINCI Park Services in late 2007 further strengthened its operations in Hong Kong, adding more top talent and technological expertise to deliver even better service.

Wilson Parking is Hong Kong's parking industry leader. It secured a contract to manage all the Transport Department's 16 car parks and renewed its contracts with The Link REIT. It now manages 406 car parks and 136,000 bays. Its pioneering operations support centre for monitoring car parks in real time won a merit award from the Hong Kong General Chamber of Commerce.

Wilson's Transport Infrastructure Management subsidiary was awarded the management, operation and maintenance contract for the Tsing Sha Control Area on Route 8. Stage 1 from Sha Tin and Cheung Sha Wan was commissioned in March, and the entire route to Tsing Yi will open by 2009. Traffic on the Lantau Link, part of the Tsing Ma Control Area that Wilson manages grew steadily to 56,000 vehicles per day. Other key toll roads under Wilson management include the 10.1 km Route 3 (CPS).

Parking Systems and SkiData Parking Systems are 74 per cent owned by Wilson. They supply a full range of highly innovative equipment, including a gantry speed enforcement system, a wind measuring system and a sophisticated parking guidance system. Autotoll Limited, 50 per cent owned by Wilson, won a government tender to develop a truck locating system for the logistics industry, which is now being tested. More than 230,000 vehicles use Autotoll's electronic toll collection tags and membership in the Autotoll Club increased by an impressive 20 per cent over the past year.

Wilson continued to expand its operations to mainland China and Macau during the year. It opened its first car park in Pudong in Shanghai, and is supplying the latest parking solutions for the central business districts in Shenzhen, Guangzhou and Beijing. It is running the parking operations at the Venetian Macao Resort and has recently been awarded the equipment and service contracts for Parcel 2 of the development.

Port Business

The Group owns 50 per cent of the River Trade Terminal Company Limited. The facility occupies a 65-hectare site in Tuen Mun with 49 berths along 3,000 metres of quay front. The company provides container handling and storage, container freight station and other port related services. It is an important hub for river trade vessels in the region, handling over two million TEUs in 2007.

The Group also owns the Hoi Kong Container Services Company Limited on Stonecutters Island in Kwai Chung. It is a leading midstream operator in Hong Kong, managing a 3.3-hectare terminal with four berths. It provides comprehensive midstream and related container handling services, processing over a million TEUs in 2007.


Star Ferry Car Park
Wilson Parking
P
The Wilson Group now manages over 400 car parks in Hong Kong.


The Wilson Group won the management contract for the Route 8 Tsing Sha Control Area during the year.

Transportation, Infrastructure and Logistics

Air Transport & Logistics Business

The Airport Freight Forwarding Centre Company Limited operates a world-class air freight facility at Hong Kong International Airport with over 1.5 million square feet warehouse space and offices.

The company posted higher revenues and profit during the year as a result of a continuous increase in cargo throughput and its prime location near the two air cargo terminals. New infrastructure development such as a third air cargo terminal is expected to support healthy cargo growth.

Sun Hung Kai Logistics Holdings Limited and Expresslink Logistics Limited are Group subsidiaries offering comprehensive air cargo support services such as palletization, storage, collection and delivery.

The Hong Kong Business Aviation Centre Limited holds the franchise to serve private aircraft flying in and out of Hong Kong. The use of private aircraft has been increasing, with over 3,600 flights handled last year. The Centre opened a second hangar in September 2007 and is now close to finalizing negotiations with the Hong Kong Airport Authority for the construction of a third hangar to meet the rising demand. The Group owns 35 per cent of the company.

Waste Management

The Group helps provide a greener and cleaner environment for the community through its 20 per cent ownership of Green Valley Landfill Limited and South China Transfer Limited.

Green Valley operates the 100-hectare South East New Territories Landfill in Tseung Kwan O with a capacity to handle a total of 43 million tonnes of waste. It is working with the Hong Kong and China Gas Company to construct a landfill gas plant to convert gas generated at the site through decomposition into useable energy. It is expected the project will be commissioned in 2011.

South China operates the largest refuse transfer station in Stonecutters Island, which currently processes 2,600 tonnes of waste per day. It will start operating a new grease treatment facility in the second half of 2008. The facility will be able to handle 400 tonnes of grease per day, collected from restaurants and grease waste trap cleaners, for processing and recycling as bio-fuel.



The Hong Kong Business Aviation Centre is planning to construct a third hangar.



The Airport Freight Forwarding Centre recorded an increase in cargo throughput during the year.

Corporate Finance

The Group is consistently prudent in its financial policies, maintaining high liquidity and low financial gearing. Its net debt to shareholders' funds was 15.3 per cent as at 30 June 2008. The Group's operating profit before change in fair value of investment properties, interest and tax for the year under review was 7.6 times its net interest expenses before capitalization.

A three-year RMB4,700 million syndicated term loan facility at the most competitive rate was self-arranged in January 2008 to finance construction of the Group's Shanghai IFC project. The Group also issued a total of HK$1,940 million in five and seven year bonds under its Euro Medium Term Note Programme to lengthen its debt maturity profile, to ensure ample funds for future developments in Hong Kong and on the mainland. The Group has substantial undrawn, committed facilities to meet its current funding needs and future business expansion.

Most of the Group's borrowings are in Hong Kong dollars and its projects in China are financed by RMB loans. So, there is minimal exposure to foreign exchange risk.

The Group maintains its conservative approach to financial management, not entering into any speculative derivative or structured-product transactions. It has neither collaterized debt obligations nor off-balance-sheet or other contingent liabilities, except borrowings by joint-venture companies.

The Group has consistently earned the highest credit ratings among Hong Kong developers; currently with an A1 rating with a stable outlook from Moody's and an A rating with a stable outlook from Standard & Poor's.

Credit Ratings

	Foreign currency	**Local currency**	**Outlook**
Moody's	A1	A1	Stable
Standard & Poor's	A	A	Stable

Customer Service




ICC CONCIERGE

Customer Service


napoleon
Customer Care Ambassadors in shopping malls offer helpful service.


High-quality, professional service wins praise from customers and industry peers.

The Group believes that first-class customer service sets it apart in the market, and it is constantly responding to the changing market with innovative ideas to meet higher consumer expectations and enhance service standards.

Paying close attention to feedback from customers is one way in which the Group keeps abreast of market trends so that it can offer the products and services that people want. The Group has systems in place to effectively respond to customer concerns and ensure that worthwhile ideas for improvement get proper consideration. New developments are closely monitored throughout construction to ensure the highest quality, and the Group has inter-departmental teams to oversee the handover of new flats and make sure that they meet its exacting standards before buyers take possession. These efforts win high praise from new owners.

The group is always looking for new ways to enhance customer service. It led the way with shopping mall Customer Care Centres to provide extra service, and these have proven to be popular. The Group deployed specially-trained ambassadors in its New Town Plaza shopping mall in Sha Tin near where the Olympic and Paralympic equestrian events were held in Hong Kong in August and September this year to provide added service for tourists and spectators. The Group's property management subsidiaries Hong Yip and Kai Shing are committed to providing comprehensive service, offering residents carefree living. The Group also offers comprehensive personalized service in its office buildings to satisfy the exacting requirements of multinational corporate tenants.


Regular opinion surveys help the Group track market trends.

Residential and commercial developments managed by Hong Yip and Kai Shing received numerous awards for superior service during the year, including Sing Tao Excellent Service Brand awards, a Capital Weekly Service award and an Asia Pacific Customer Relationship Excellence award. As the Group expands its mainland presence, its management companies are poised to replicate their Hong Kong successes on the mainland to cement the Group's reputation as a quality developer in China.

The SHKP Club was established to facilitate two-way communication with the community. It offers a diverse range of benefits and activities that are popular with its over 270,000 members. The Club allows the Group to sample members' views on its residential estates and shopping malls. Suggestions are conveyed to the departments concerned for further action to ensure that service and products improve constantly and live up to market expectations.

The SHKP Club also stages regular exclusive previews of the Group's properties and provides its members with property-related and entertainment benefits as well as useful information. The Club introduced a Star membership category to reward buyers and tenants with attractive property purchase rewards and privileges. The Club will continue to upgrade its service and host a wide range of activities and seminars in order to strengthen bonds with members and promote family harmony. The Club co-brand VISA card combines credit, building access and membership cards in one, offering cardholders premium service and unrivalled privileges.


benvenuto
Welcome
ようこそ
A tourist care centre was set up at New Town Plaza in Sha Tin during the Olympic equestrian events.


New flats are thoroughly checked to ensure that fittings and finishes meet the highest standards before buyers take possession.


新地會
SHKP Club benefits include previews of show flats and clubhouses for members.


新地會
The SHKP Club stages green activities to promote healthy living.

Corporate Governance

Maintaining high standards of business ethics and corporate governance has always been one of the Group's prime tasks. It believes that conducting its business in an open and responsible manner and following good corporate governance practices serve its long-term interests and those of its shareholders by maximizing returns. Details of the Group's investor relations initiatives and the recognition it has received for good management can be found under Investor Relations on page 86.

Corporate Governance Practices

Rigorous standards of corporate governance enhance the Group's accountability and transparency, earning the confidence of shareholders and the public. The Company has complied with the code provisions in the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year under review, except there was no separation of the roles of Chairman and Chief Executive.

Following the appointment of Madam Kwong Siu-hing as Chairman and a Non-Executive Director of the Company and the cessation of Mr. Kwok Ping-sheung, Walter as the Chairman and Chief Executive of the Company on 27 May 2008, the Company complies with the code provisions in the Code. The Board of Directors of the Company (the "Board") continued to monitor and review the Group's progress in respect of corporate governance practices to ensure compliance.

Board of Directors

Composition

The Board has 18 Directors – seven Executive Directors, seven Non-Executive Directors and four Independent Non-Executive Directors. Further details of the composition of the Board can be found on page 4. All Directors give sufficient time and attention to the Group's affairs. The Board believes that the balance between Executive and Non-Executive Directors is reasonable and adequate to provide sufficient checks and balances that safeguard the interests of shareholders and the Group.

Non-Executive Directors provide the Group with diversified expertise and experience. Their views and participation in Board and committee meetings bring independent judgment and advice on issues relating to the Group's strategy, performance, conflicts of interest and management process, to ensure that the interests of all shareholders are taken into account.

In compliance with rule 3.10 of the Listing Rules, the Company has four Independent Non-Executive Directors, at least one of whom has appropriate professional qualifications or accounting or related financial management expertise. The Company has received from each Independent Non-Executive Director an annual confirmation of his independence, and the Company considers such Directors to be independent in accordance with each and every guideline set out in rule 3.13 of the Listing Rules. No Independent Non-Executive Director has served the Company for more than nine years.

Independent Non-Executive Directors are identified as such in all corporate communications containing the names of the Directors.

Madam Kwong Siu-hing is the mother of Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond, who are brothers. Also Madam Kwong is the sister of Mr. Kwong Chun. Save as disclosed above, there are no family or other material relationships among members of the Board.

Board Meetings

The full Board met in person on five regular occasions and six other occasions in the year ended 30 June 2008 and up to the date of this Annual Report. The Directors discussed and formulated overall strategies for the Group, monitored financial performance and discussed the annual and interim results, as well as other significant matters at the Board meetings. Daily operational matters are delegated to the management.

At least 14 days' notice of all regular Board meetings was given to all Directors, and all Directors were given the opportunity to include matters for discussion in the agenda. An agenda and accompanying Board papers are sent in full to all Directors at least three days in advance of every regular Board meeting or committee meeting.

The Company Secretary assists the Chairman in preparing the agenda for the meeting and ensures that all applicable rules and regulations regarding the meetings are followed. He also keeps detailed minutes of each meeting, which are available to all Directors.

The attendance record of the Board meetings held in the year ended 30 June 2008 and up to the date of this Annual Report is set out below:

Director	Meetings attended/Total
Executive Directors	
Kwok Ping-kwong, Thomas	11/11
Kwok Ping-luen, Raymond	11/11
Chan Kai-ming	11/11
Chan Kui-yuen, Thomas	11/11
Kwong Chun	11/11
Wong Yick-kam, Michael	11/11
Wong Chik-wing, Mike	11/11
Non-Executive Directors	
Kwong Siu-hing (appointed on 27 May 2008)	1/3
Lee Shau-kee	11/11
Kwok Ping-sheung, Walter (re-designated on 27 May 2008)	7/11
Woo Po-shing	11/11
Li Ka-cheung, Eric	8/11
Kwan Cheuk-yin, William	11/11
Lo Chiu-chun, Clement	9/11
Independent Non-Executive Directors	
Chung Sze-yuen	10/11
Yip Dicky Peter	10/11
Wong Yue-chim, Richard	8/11
Cheung Kin-tung, Marvin (appointed on 7 December 2007)	7/10
Fung Kwok-king, Victor (retired on 6 December 2007)	0/1

All Directors have access to relevant and timely information, and they can ask for further information or retain independent professional advisors if necessary in accordance with the agreed guidelines. They also, in accordance with the agreed guidelines, have unrestricted access to the advice and services of the Company Secretary, who is responsible for providing Directors with Board papers and related materials and ensuring that Board procedures are followed. Where queries are raised by Directors, steps would be taken to respond as promptly and fully as possible.

Should a potential conflict of interest involving a substantial shareholder or a Director arise, the matter will be discussed in an actual meeting, as opposed to being dealt with by written resolution. Independent Non-Executive Directors with no conflict of interest will be present at meetings dealing with such conflict issues. Board committees, including the Executive, Audit, Remuneration and Nomination Committees, all follow the applicable practices and procedures used in Board meetings for committee meetings.

Chairman

On 27 May 2008, Madam Kwong Siu-hing was appointed as Chairman and a Non-Executive Director of the Company, and Mr. Kwok Ping-sheung, Walter ceased to act as Chairman and Chief Executive of the Company (the "Change").

Mr. Kwok Ping-sheung, Walter, who has been re-designated as a Non-Executive Director, was Chairman and Chief Executive of the Company during the period up to 27 May 2008. This was at variance with paragraph A.2.1 of the Code, which provides that the roles of Chairman and Chief Executive Officer should be separate and not performed by the same individual. Although the Chairman and Chief Executive of the Company was the same individual, powers and authorities have not been concentrated as responsibilities have also been shared with the two Vice Chairmen and all major decisions have been made in consultation with members of the Board and appropriate Board committees, as well as top management. In addition, there are four Independent Non-Executive Directors on the Board offering independent and different perspectives. The Board is therefore of the view that there are adequate balance of power and safeguards in place.

Corporate Governance

Following the Change, the Company complies with the Code as the roles of the Chairman and the Chief Executive are separate and not performed by the same individual. Furthermore, the duties and responsibilities of the Chief Executive are assumed and discharged by Messrs. Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond, both Vice Chairmen and Managing Directors of the Company.

The Chairman is primarily responsible for leading the Board and ensuring that it functions effectively and smoothly. Directors are encouraged to participate actively in all Board and committee meetings.

Training and Support for Directors

All Directors must keep abreast of their collective responsibilities. The Group provides briefings and other training to develop and refresh the Directors' knowledge and skills. The Group continuously updates all Directors on the latest developments regarding the Listing Rules and other applicable regulatory requirements, to ensure compliance and enhance their awareness of good corporate governance practices. Periodic meetings are held, and circulars or guidance notes are issued to Directors and senior management where appropriate, to ensure awareness of best corporate governance practices.

Compliance with Model Code

The Company follows the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules (the "Model Code") as the code of conduct for Directors in their dealings in the Company's securities. Having made specific enquiry with Directors, all Directors confirmed that they have fully complied with the Model Code during the year ended 30 June 2008.

Executive Committee

The Executive Committee was established in 1977 and consists of all Executive Directors of the Company as members.

The Executive Committee meets regularly and is primarily responsible for formulating business policies and managing the day-to-day business of the Group, facilitating the approval of certain corporate actions that do not require the consideration by the full Board and exercising all the powers and authority of the Board in respect of matter which arise between regularly scheduled Board meetings.

Remuneration Committee

The Remuneration Committee was established in June 2005. The chairman is Sir Sze-yuen Chung, an Independent Non-Executive Director of the Company, and the other members are Mr. Lo Chiu-chun, Clement and Professor Wong Yue-chim, Richard. All members are Non-Executive Directors of the Company, with the majority of members being Independent Non-Executive Directors.

The Remuneration Committee is responsible for formulating and recommending remuneration policy to the Board, determining the remuneration of Executive Directors and members of senior management and reviewing and making recommendations on compensation-related issues. The Committee consults with the Chairman on its proposals and recommendations, and also has access to professional advice if deemed necessary. The Committee is also provided with other resources enabling it to discharge its duties. The Remuneration Committee's specific terms of reference are posted on the Group's website.

The Remuneration Committee held two meetings during the year ended 30 June 2008 and up to the date of this Annual Report. The attendance record of each member appears below:

Committee member	Meetings attended/Total
Chung Sze-yuen	2/2
Lo Chiu-chun, Clement	2/2
Wong Yue-chim, Richard	1/2

The Remuneration Committee reviewed matters relating to remuneration for Directors and senior management, as well as discussed the Group's remuneration policy.

Nomination Committee and Appointment of Directors

The Nomination Committee was established in June 2005 and is chaired by Professor Wong Yue-chim, Richard, an Independent Non-Executive Director of the Company. Other members of the Committee are Messrs. Kwan Cheuk-yin, William and Yip Dicky Peter. All members are Non-Executive Directors of the Company with the majority being Independent Non-Executive Directors.

The Nomination Committee is responsible for formulating policy and making recommendations to the Board on nominations, appointment of Directors and Board succession. The Committee develops selection procedures for candidates, and will consider different criteria including appropriate professional knowledge and industry experience, as well as consult external recruitment professionals when required. The Committee also reviews the size, structure and composition of the Board and assesses the independence of Independent Non-Executive Directors. The Committee is provided with sufficient resources enabling it to discharge its duties. The Nomination Committee's specific terms of reference are posted on the Group's website.

The Nomination Committee held two meetings during the year ended 30 June 2008 and up to the date of this Annual Report. The attendance record of each member appears below:

Committee member	Meetings attended/Total
Wong Yue-chim, Richard	1/2
Kwan Cheuk-yin, William	2/2
Yip Dicky Peter	2/2

The Nomination Committee discussed and reviewed the Board composition of the Company as well as other related matters. Dr. Fung Kwok-king, Victor retired as a Director of the Company at the annual general meeting ("AGM") of the Company held on 6 December 2007. During the year, the Nomination Committee recommended the appointment of one Independent Non-Executive Director and one Non-Executive Director to the Board for approval.

Non-Executive Directors are appointed for a specific term of two or three years. All Directors retire from office by rotation and are subject to re-election at an AGM at least once every three years.

Audit Committee and Accountability

The Board is responsible for presenting a balanced and clear assessment of the Group's performance and prospects. The Directors also acknowledge their responsibility for preparing the accounts that give a true and fair view of the Group's financial position on a going-concern basis and other price-sensitive announcements and other financial disclosures. Management provides all relevant information and records to the Board, giving it the relevant information it needs to discharge these responsibilities.

In compliance with rule 3.21 of the Listing Rules, an Audit Committee was established in 1999 and is chaired by Dr. Cheung Kin-tung, Marvin, an Independent Non-Executive Director, who has been appointed in place of Sir Sze-yuen Chung on 17 January 2008. Other members of the Committee are Mr. Yip Dicky Peter and Dr. Li Ka-cheung, Eric. The majority of the Committee members are Independent Non-Executive Directors.

No former partner of the Company's existing auditing firm acted as a member of the Audit Committee within one year from ceasing to be a partner or having any financial interest in the auditing firm.

The duties of the Audit Committee include:

- reviewing the financial statements of the Group's annual report and accounts, and half-year report before submitting them to the Board of Directors;
- reviewing the Group's financial control, internal control and risk management systems;
- ensuring that management has fulfilled its duty to establish and maintain an effective internal control system;
- considering findings of major investigations of internal control matters;
- reviewing the internal audit programme and ensuring the internal audit function is adequately resourced and effective;

- reviewing the Group's financial and accounting policies and practices;

- reviewing the external auditor's management letter and questions raised by the auditor to management, and management's response to such questions;

- reporting to the Board on matters relating to the Code;

- meeting with the external auditor to discuss issues regarding audit if considered necessary (and in the absence of the management if appropriate).

The Audit Committee is provided with sufficient resources enabling it to discharge its duties. The Audit Committee's specific terms of reference are posted on the Group's website.

The Audit Committee held five meetings during the year ended 30 June 2008 and up to the date of this Annual Report. The attendance record of each member appears below:

Committee member	Meetings attended/Total
Cheung Kin-tung, Marvin (appointed on 17 January 2008)	4/4
Yip Dicky Peter	5/5
Li Ka-cheung, Eric	5/5
Chung Sze-yuen (ceased on 17 January 2008)	1/1

There was no disagreement between the Board and the Audit Committee on the selection, appointment, resignation or dismissal of the external auditors.

The Audit Committee reviewed the interim and final results of the Group as well as discussed and approved financial and other reports for the year under review. The Committee also reviewed the Group's internal audit activities and discussed audit plans for the upcoming year.

The Audit Committee monitors the audit and non-audit service rendered to the Group by its external auditors and ensures their engagement in other non-audit services will not impair their audit independence or objectivity. An independence confirmation has been obtained from Deloitte Touche Tohmatsu which confirms for the year ended 30 June 2008 and thereafter to the date of this Annual Report, the Group's external auditors are independent of the Group in accordance with the independence requirements of the Hong Kong Institute of Certified Public Accountants.

The fees in respect of audit and non-audit services provided to the Company and its subsidiaries by external auditors for the year ended 30 June 2008 amounted to approximately HK$14 million and HK$2 million respectively. The non-audit services mainly consist of taxation, review and other reporting services.

Internal Control

The Board has overall responsibility for maintaining sound and effective internal control systems to safeguard the Group's assets and shareholders' interests, as well as for reviewing the effectiveness of these systems. The Board conducts regular reviews of the Group's internal control system. The system is designed to provide reasonable, but not absolute, assurance against misstatement or loss, and to manage risks of failure in the Group's operational systems.

The system includes a well-established organizational structure with clearly defined lines of responsibility and authority, which is designed to safeguard assets from inappropriate use, maintain proper accounts and ensure compliance with regulations.

It is the usual practice of the Company from time to time to engage independent consultants and auditors to conduct reviews of the Company in order to maintain high standards of corporate governance.

The Board, through the Audit Committee and with the assistance of an independent international firm of Certified Public Accountants, conducted a review of the effectiveness of the internal controls of the Group in accordance with paragraph C.2.1 of the Code for the year ended 30 June 2008.

The Internal Audit Department follows a risk-and-control-based approach. Different audit areas are assigned risk ratings and an audit plan is formulated in a risk-weighted manner so that priorities and appropriate audit frequency is given to areas with higher risks. The department performs regular financial and operational reviews on the Group. Summaries of major audit findings and control weaknesses, if any, are reviewed by the Audit Committee. The Internal Audit Department monitors the follow-up actions agreed upon in response to its recommendations.

Delegation by the Board

The Board formulates overall Group strategy. Given the diversity and volume of the Group's business, responsibility for execution and daily operations is delegated to the management. The Board gives clear directions as to the powers of the management, and periodically reviews all delegations to the management to ensure that they are appropriate and continue to be beneficial to the Group as a whole.

All committees have specific terms of reference clearly defining their powers and responsibilities. All committees are required by their terms of reference to report to the Board in relation to their decisions, findings or recommendations, and in certain specific situations, to seek the Board's approval before taking any action.

Shareholder Relations

The Company follows a policy of disclosing relevant information to shareholders in a timely manner. The Company's AGM allows the Directors to meet and communicate with shareholders. The Company ensures that shareholders' views are communicated to the Board. The Chairman proposes separate resolutions for each issue to be considered. Members of the Audit, Remuneration and Nomination Committees also attend the AGM to answer questions from shareholders.

AGM proceedings are reviewed from time to time to ensure that the Company follows best corporate governance practices. An AGM circular is distributed to all shareholders at least 21 days prior to the AGM, setting out details of each proposed resolution, voting procedures (including procedures for demanding and conducting a poll) and other relevant information. The procedures for demanding and conducting a poll are explained at the beginning of the meeting, and (except where a poll is required) the number of proxies for and against received in respect of each resolution is revealed where appropriate. Voting results are posted on the Group's website on the day of the AGM.

Investor Relations


LIQUID
awards

Vice Chairman and Managing Director Raymond Kwok (right) receives the number one Global Developer award from Liquid Real Estate magazine.

The Group is committed to maintaining high standards of corporate governance and effective accountability mechanisms in every aspect of its business. It ensures high transparency by promptly disseminating information to the investment community and proactively communicating with investors.

The timely disclosure of relevant corporate information includes annual and interim reports and the distribution of regular press releases and periodicals, all of which are available on the Group's Internet site www.shkp.com. The Group also convenes post-results press conferences and analyst meetings, with directors and senior management present to answer questions. The analyst briefings are also webcast for timely dissemination of information and enhanced transparency.

Frequent participation in large-scale conferences and presentations strengthens the Group's relationships with investors worldwide. It also hosted non-deal road shows overseas, in addition to regular meetings, to keep analysts and investors up to date on the Group's latest developments.

The Group's commitment to good corporate governance and quality management earned various major awards from leading financial magazines over the year, reflecting its seasoned management team, good investor relations and effective corporate governance.

Awards

Financial Year 2007/08

- 2008 Best Corporate Governance in Asia award from *Corporate Governance Asia Magazine*.
- Top platinum honour in the 2008 *Readers' Digest* Trusted Brand Awards – property developer category.
- Seven accolades from *Euromoney* in 2007 including best-managed property company in Hong Kong and Asia, best corporate governance, most convincing strategy, most transparent accounts, most accessible senior management and best website in Asia.
- Eleven awards from *Asiamoney* in 2007 including best company in Asia for corporate governance, best overall for corporate governance in Hong Kong, best for disclosure and transparency, best for responsibilities of management and the board of directors, best for shareholders' rights and equitable treatment, best for investor relations in Asia and best investor relations officer in Hong Kong.
- Named Hong Kong's 2007 Large-Cap Corporate of the Year by *Asiamoney*.
- Best overall investor relations at a Hong Kong Company – Large Cap from *IR Magazine*.

Major Investor Relations Events in 2007/08 Financial Year

Date	Event
2007	
September	• 2006/07 annual results announcement – Press conference – Analysts briefing – Post-results meetings with fund managers
	• Investors' conference in Hong Kong
October	• US roadshow
November	• Investors' conference in Singapore
	• Beijing roadshow
2008	
January	• Investors' conference in London
	• Investors' conference in Shanghai
	• Investors' corporate day for property sector in Hong Kong
	• Two investors' luncheons in Hong Kong
February	• Investors' corporate day for property sector in Hong Kong
March	• 2007/08 interim results announcement – Press conference – Analyst briefing – Post-results meetings with fund managers
	• Investors' luncheon in Hong Kong
	• Investors' conference in Hong Kong
May	• Investors' corporate day for property sector in Hong Kong


ASIA

Executive Director Michael Wong (right) receives the Best Corporate Governance in Asia award from Corporate Governance Asia magazine.

Communications with the Investment Community in Financial Year 2007/08


11%
56%
22%
11%
About 1,400 Participants
Overseas Roadshows
Investor Conferences/ Forums
Post-results Briefings and Meetings
Meetings and Conference Calls



Management attend analyst briefings to communicate effectively with the investment community.

Corporate Social Responsibility

Environmental Protection and Promotion



The various facilities and activities at Ma Wan Park teach about environmental protection, harmony with nature and love.

Committed to environmental protection, the Group introduces eco-friendly concepts into all aspects of its operations, adopts a green management approach, and innovates environmental protection facilities with the aim to promote a greener lifestyle.

As a responsible developer, the Group applies green construction principles to the early stages of its property developments. The measures include reduction of construction waste, source separation and recycling of site waste, coupled with efforts in maintaining a safe and healthy workplace. During the year under review, the Group's International Commerce Centre and the Kowloon Station Development Package 6 won the Considerate Contractors Site Awards and Outstanding Environmental Management Awards in recognition of the Group's dedication to green construction.


香港工商業獎頒獎典禮

Executive Director Mike Wong (left) accepts an Environmental Performance award from Business Environment Council Chief Executive Officer Andrew Thomson.

The Group has clear environmental policies in place with respect to design, construction, material sourcing and property management, and it has earned wide recognition such as the Hong Kong Enterprise Environmental Achievement Award from the Hong Kong Environmental Protection Association, the Hong Kong Awards for Industries: Environmental Performance Award from the Business Environment Council, and the Eco-Business Prime Award from Prime magazine.

The Group plays an active role in bringing in innovative green measures. For instance, International Commerce Centre boasts the city's first vertical garden for air purification and cooling, the world's first Energy Optimizer air-conditioning system, Hong Kong's first double-decker lift systems that offer high security, as well as over 100 environmentally-friendly features. The project was given the top platinum ranking by the HK-BEAM Society for its distinguished performance.

On the mainland, the Group's Shanghai IFC and Huai Hai Zhong Road Lot 3 Project in Shanghai was granted LEED-CS Gold precertification by the US Green Building Council. This certification is a testimony to the project's achievements in meeting international environmental standards.


Hong Kong Eco-Business Awar
香港環保企業獎

From left: Kai Shing General Manager Irene Wai, Director Patrick Lam and Managing Director Jimmy Wong, Hong Yip Executive Director Edmund Kwok, and Kai Shing General Manager SW Chan and Assistant General Manager Ben Kam receive grand and gold prizes at the Hong Kong Eco-Business Awards.



Eco-friendly facilities won The Parcville a grand prize at the 2008 Green Building Awards.

Aside from the provision of eco-friendly facilities, the Group's property management companies Hong Yip and Kai Shing also implement green management in both its residential and commercial developments, while establishing monitoring mechanisms and launching initiatives to encourage staff and tenants to care for our earth. Such efforts have paid off with many properties given awards on waste recycling and energy saving as well as a number of great honours attained in the Hong Kong Eco-Business Awards for their endeavour to promote environmental awareness among the residents. The Group's The Parcville in Yuen Long and Park Central in Tseung Kwan O also won Green Building Awards from the Professional Green Building Council for their unique eco-friendly facilities.

Moreover, the Group encourages its staff to devise eco-friendly features. The frontline staff of Millennium City in Kowloon East developed a range of renewable energy devices and green facilities, and built a greenhouse to take care of tenants' plants. Innovations as such have made it a model for green buildings in the district.

The Group also mobilizes its extensive network to support events concerning environmental protection and energy conservation, such as Hong Kong Harbour Day, Walk for the Environment, Green Power Hike, Lights Out and Stop Idling Engines. The SHKP Volunteer Team also helped with the weeding at the Mai Po Nature Reserve. Ma Wan Park Nature Garden, fully funded by the Group, features diverse facilities, including renewable energy systems, which offer learning and fun. The garden is meant to raise the environmental awareness of the people, as part of the Group's on-going commitment to environmental protection.



Group staff volunteers helped weed the Mai Po Nature Reserve.



The wind power generator at Millennium City was the first in a Hong Kong commercial building.

Corporate Social Responsibility

The Group and the Community



Chairman Madam Kwong Siu-hing, and Vice Chairmen and Managing Directors Thomas and Raymond Kwok attended the Group-sponsored farewell luncheon for Chinese gold medalists to offer their congratulations.

In keeping with its commitment to good corporate citizenship, the Group contributes to society by sponsoring a wide range of charitable and educational projects in Hong Kong and on the mainland. It works for a harmonious community through a multitude of initiatives.

The Group cheered the Beijing Olympics by making donation for the construction of the "Water Cube" in Beijing and becoming a Property Developer Supporter of the equestrian events in Hong Kong. Its Royal Park Hotel in Sha Tin was the Olympic Village serving equestrian athletes and support personnel, while its shopping malls hosted an array of activities to celebrate the Games. Vice Chairman and Managing Director Thomas Kwok was one of the bearers in the Hong Kong leg of the torch relay, sharing this historic event with all Hong Kong people.



The Group was a Property Developer Supporter of the Olympic equestrian events.


迎奧運

The Group's shopping malls supplemented the Games with exciting events.



Sun Hung Kai Centre featured a glittering light display to show support for the Games.

In addition, the Group sponsored a farewell luncheon for the visiting Chinese gold medalists to celebrate China's success in staging the Olypmic Games. Moreover, the Group's Sun Hung Kai Properties Charitable Fund helped beautify the Sha Tin Town Hall plaza by sponsoring the building of the City Art Square that incorporates world-class art and Olympic elements, adding a new cultural landmark for the city.



From left: Mayor of the Hong Kong Olympic Village and Paralympic Village Elsie Leung, Member of International Olympic Committee Timothy Fok, Vice Chairman and Managing Director Thomas Kwok, Chairman Madam Kwong Siu-hing, Secretary for Home Affairs Tsang Tak-sing, and Chief Executive Officer of the Equestrian Events (HK) of the Games of the XXIX Olympiad Company Lam Woon-kwong officiated at the opening ceremony of the City Art Square.


支持北京2008奧運會
中國加油

Vice Chairman and Managing Director Thomas Kwok (centre) was a torch bearer and hundreds of employees joined the cheering.

Corporate Social Responsibility

The Group and the Community


新地義工Team力量
第五屆義工嘉許禮

Vice Chairman and Managing Director Raymond Kwok (front, sixth left), and Executive Director Michael Wong (front, eighth right) praise the Group's volunteers for their contributions at the SHKP Volunteer Team Fifth Recognition Day.

In keeping with its commitment to creating happy families, the SHKP Club established the SHKP Club Academy to promote balanced family living through popular activities, seminars and workshops for Club members and Hong Kong residents. The initiatives of the Academy enjoy good participation from the community.

The SHKP Book Club was established to promote reading. It holds book review competitions and seminars and publishes a free literary magazine. The latest book review competition drew 15,000 entries, showing the Book Club's success. In another initiative, the Group took nearly 700 underprivileged children to the Hong Kong Book Fair and sponsored the children to buy books of their choice. The Group has hosted the Sun Hung Kai Properties Nobel Laureates Distinguished Lectures in collaboration with the Chinese University of Hong Kong for five years, and nearly 20 Nobel Prize winners have come to speak in Hong Kong to promote knowledge.

A concern over the future of the younger generation is behind the Group's support for numerous training programmes, including ongoing participation in the Modern Apprenticeship programme. It also sponsored 500 children from low-income families in a confidence-building programme at Ma Wan Park.

The Group's staff Volunteer Team currently has over 1,200 members who work to serve the community in conjunction with a number of charitable organizations. The Team's efforts were recognized by the Agency for Volunteer Service with a Hong Kong Community Volunteers Highest Service Hours gold award.


新鴻基地產諾貝爾獎得獎學人傑出講座系列
The Sun Hung Kai Properties
Nobel Laureates Distinguished Lectures

The Sun Hung Kai Properties Nobel Laureates Distinguished Lectures have brought nearly 20 Nobel Prize winners to Hong Kong in the last five years.


新鴻基地產

The Group gave generous support to relief efforts for the Sichuan earthquake.

The Group's generosity is not limited to Hong Kong, as it also sponsors educational and cultural initiatives on the mainland, and continues to subsidize talents on the mainland to study in Hong Kong or abroad through the SHKP-Kwok's Foundation. In the wake of the Sichuan earthquake in May this year, the Group made a substantial donation to the relief efforts and staged fundraisers in its shopping malls and residential developments. Employees were also encouraged to help the earthquake survivors.

The year under review also saw the Group being named a Top Donor and Corporate and Employee Contribution Programme platinum award winner by the Community Chest for its involvement in charity work. The Group and many of its related companies won the right to use Caring Company logos from the Hong Kong Council of Social Service for their outstanding corporate citizenship, while the Group also received the Council's Five-Year Plus distinction for its ongoing contributions.



Community Chest President Selina Tsang (left) presents the 2007/08 Top Donor Award to Executive Director Michael Wong.


邀遊書海—生命影響生命

The SHKP Book Club had speakers talking about reading and life.



The SHKP Club Academy promotes healthy family life through seminars and workshops.

Corporate Social Responsibility

Staff Development and Personal Growth



The Training Section conducts property-related seminars to update staff on market trend.

The Group provides a wide range of training programmes to foster the development of employees at all levels. It put on courses for over 10,000 attendees during the year, on topics including leadership skills, business strategies, China-related matters, languages and technical skills. High-potential staff get tailored support and individual coaching to foster their growth and the Group also develops talented people to propel its development. The Group employs over 30,000 staff.

Managerial staff are encouraged to attend seminars led by experts and overseas academics on people management, leadership skills and business strategies. Senior managers are able to attend programmes at prestigious overseas universities to develop a global perspective. New managerial staff receive training in supervisory skills so that they can competently take up their roles. The Group's Management Trainee Programme and Engineering/Surveying/Architectural Trainee Programmes continue to recruit high-caliber graduates from leading local, mainland and overseas universities.

Substantial efforts have been made to prepare for the Group's mainland expansion. Hong Kong staff attend seminars on the mainland's socio-economic development, legal system, and business practices, and some are seconded to mainland offices to facilitate the execution of projects. Selected mainland staff attend structured training programmes in Hong Kong to appreciate the Group's values and practices. Orientation programmes help new staff better understand the Group's business and culture, particularly those in newly-opened mainland offices. Mainland managerial staff go through intensive learning programmes and review sessions to ensure that they have the people-management skills to effectively lead their teams.



Trainees learn about construction with site visits.



Regular customer service workshops keep frontline staff up to date.



The Training Library stocks a wide range of learning materials for staff.

Regular service seminars instill a customer-oriented approach in staff and service workshops sharpen their communication skills. A programme on service excellence in property management has been running since 1999. Another initiative was to deploy tourist care ambassadors in the Group's shopping malls to ensure quality service for tourists during the Beijing Olympics equestrian events.

Staff attend sessions on energy saving, the impact of pollution and green practices in construction industry to raise awareness of environmental issues, and the Group has a green web page on its intranet and a paperless e-platform for course enrolment, leave applications and updating personal particulars. Regular seminars on public affairs update staff on social concerns and encourage participation in community service.

The Group provides seminars and workshops on stress management and mental health, and arranges interest classes, sports events and recreation activities to help staff achieve a balance between work and leisure.

A wide range of self-learning programmes, including online videos, multi-media learning materials in the Group's Training Library, e-learning programmes on the Internet and reference materials on the Group's intranet, are easily accessible to all staff. Besides, staff at all levels are eligible for external training sponsorship for job-related courses ranging from short seminars to degree programmes.



Recreational activities help staff achieve a balance between work and leisure.



Interest classes provide a diversion for staff.

Financial Review

Review of Results

Profit attributable to the Company's shareholders for the year ended 30 June 2008 was HK$27,602 million, an increase of HK$6,376 million or 30.0% compared to HK$21,226 million for the previous year. The reported profit has included an increase in fair value of investment properties net of related deferred taxation of HK$15,851 million for the current year and HK$9,778 million for the previous year.

Underlying profit attributable to the Company's shareholders for the year, excluding the effect of fair value changes on investment properties, amounted to HK$12,186 million, a rise of HK$691 million or 6.0% compared to HK$11,495 million in the previous year. Net rental income for the year amounted to HK$5,992 million, increased by HK$747 million or 14.2% over the last year, benefited from continuing rental reversions and high occupancy. Profit from property sales reported a decrease to HK$6,443 million, owing to a drop in sales volume of residential units. Hotel and telecommunication segments contributed an operating profit of HK$444 million and HK$344 million, a robust increase of 27.2% and 88.0%, respectively, over the last year. The Group also realized a profit of HK$1,056 million from disposal of certain long-term investments, mainly available-for-sale investments.

Financial Resources and Liquidity

(a) Net debt and gearing

The Company's shareholders' funds as at 30 June 2008 increased to HK$219,250 million or HK$85.5 per share from HK$185,476 million or HK$74.4 per share at the previous year end. The increase of HK$33,774 million or 18% was largely attributable to the net underlying profit retained for the year ended 30 June 2008, the increase in fair value of the Group's investment property portfolio, and the increase in the Company's equity of HK$10,891 million following the issue of 72.5 million new shares under a share placement made in October 2007.

The Group's financial position remains strong with a low debt leverage and strong interest cover. Gearing ratio as at 30 June 2008, calculated on the basis of net debt to Company's shareholders' funds, was 15.3% compared to 14% at 30 June 2007. Interest cover, measured by the ratio of operating profit to total net interest expenses including those capitalized, was 7.6 times compared to 9.2 times for the previous year.

As at 30 June 2008, the Group's gross borrowings totalled HK$40,303 million. Net debt, after deducting cash and bank deposits of HK$6,796 million, amounted to HK$33,507 million. The maturity profile of the Group's gross borrowings is set out as follows:

	30 June 2008 HK$ Million	30 June 2007 HK$ Million
Repayable:		
Within one year	**2,051**	773
After one year but within two years	**5,548**	5,429
After two years but within five years	**27,426**	21,585
After five years	**5,278**	5,545
Total borrowings	**40,303**	33,332
Cash and bank deposits	**6,796**	7,364
Net debt	**33,507**	25,968

Financial Resources and Liquidity (cont'd)

(a) Net debt and gearing (cont'd)

The Group has also procured substantial committed and undrawn banking facilities, most of which are arranged on a medium to long term basis, which helps minimize refinancing risk and provides the Group with strong financing flexibility.

With ample committed banking facilities in place, continuous cash inflow from property sales and a solid base of recurrent income, the Group has adequate financial resources for its funding requirements.

(b) Treasury policies

The entire Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 30 June 2008, about 87% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 13% through operating subsidiaries.

The Group's foreign exchange exposure was minimal given its large asset base and operational cash flow primarily denominated in Hong Kong dollars. As at 30 June 2008, about 85% of the Group's borrowings were denominated in Hong Kong dollars, 4% in Singapore dollars, 7% in United States dollars and 4% in Renminbi. The foreign currency borrowings were mainly for financing property projects outside Hong Kong.

The Group's borrowings are principally arranged on a floating rate basis. For some of the fixed rate notes issued by the Group, interest rate swaps have been used to convert the rates to floating rate basis. As at 30 June 2008, about 86% of the Group's borrowings were on floating rate basis including those borrowings that were converted from fixed rate basis to floating rate basis and 14% were on fixed rate basis. The use of financial derivative instruments is strictly controlled and solely for management of the Group's underlying exposures. It is the Group's policy not to enter into derivative transactions for speculative purposes.

As at 30 June 2008, the Group had outstanding fair value hedges in respect of fixed-to-floating interest rate swaps in the aggregate amount of HK$2,674 million and currency swaps (to hedge principal repayment of USD borrowings) in the aggregate amount of HK$380 million.

Charges of assets

As at 30 June 2008, certain bank deposits of the Group's subsidiary, SmarTone, in the aggregate amount of HK$333 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks. Additionally, certain assets of the Group's subsidiaries with an aggregate net book value of approximately HK$5,439 million have been charged to secure bank borrowings. Except for the above charges, all the Group's assets are free from any encumbrances.

Contingent liabilities

As at 30 June 2008, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$2,427 million (30 June 2007: HK$3,402 million).

Group Financial Summary

Key Financial Information and Ratios

Financial year	2004 (Restated)	2005 (Restated)	2006	2007	**2008**
	HK$	HK$	HK$	HK$	**HK$**
Reported earnings per share	6.81	7.45	8.23	8.52	**10.87**
Underlying earnings per share	2.86	4.27	4.34	4.61	**4.80**
Dividends per share	1.65	2.20	2.20	2.30	**2.50**
Shareholders' funds at book value per share	51.85	59.94	67.25	74.43	**85.51**
Net debt to shareholders' funds (%)					
Net debt / Shareholders' funds	10.2	11.5	13.4	14.0	**15.3**
Interest cover (times)					
Operating profit before change in fair value of investment properties / Net interest expenses before capitalization	29.1	20.1	9.9	9.2	**7.6**

Key Profit and Loss Account Items

For the year ended 30 June	2004	2005	2006	2007	**2008**
	HK$M	HK$M	HK$M	HK$M	**HK$M**
Revenue	21,764	22,945	25,598	30,994	**24,471**
Operating profit before change in fair value of investment properties	7,518	8,209	12,314	11,562	**10,728**
Operating profit after change in fair value of investment properties	18,074	16,348	21,424	20,466	**22,934**
Profit attributable to the Company's shareholders	16,351	17,900	19,850	21,226	**27,602**
Underlying profit attributable to the Company's shareholders	6,859	10,262	10,468	11,495	**12,186**

Key Balance Sheet Items

As at 30 June	2004	2005	2006	2007	**2008**
	HK$M	HK$M	HK$M	HK$M	**HK$M**
Investment properties and fixed assets	95,962	116,222	133,906	156,619	**179,976**
Associates and jointly controlled entities	20,774	20,939	24,046	23,098	**31,193**
Long-term investments and loans	8,162	7,549	4,776	7,417	**5,259**
Intangible assets	650	643	632	634	**605**
Net current assets	30,395	34,237	48,854	50,667	**64,888**
Non-current liabilities	(28,534)	(33,500)	(41,667)	(49,940)	**(57,864)**
Net assets	127,409	146,090	170,547	188,495	**224,057**
Share capital	1,201	1,201	1,246	1,246	**1,282**
Share premium and reserves	123,292	142,722	166,283	184,230	**217,968**
Shareholders' funds	124,493	143,923	167,529	185,476	**219,250**
Minority interests	2,916	2,167	3,018	3,019	**4,807**
Total Equity	127,409	146,090	170,547	188,495	**224,057**

Note : With effect from 1 July 2005, the Group has adopted the new / revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by Hong Kong Institute of Certified Public Accountants which are effective for accounting periods beginning on or after 1 January 2005. Figures for the years 2004 to 2005 have been restated for comparison purposes. Underlying profit attributable to the Company's shareholders excluded the effect of fair value change on investment properties.

Directors' Report

The Directors present their report for the year ended 30 June 2008:

Principal Activities

The principal activity of the Company continues to be holding investments in various subsidiaries.

The principal activities of the Group continue to be the development of and investment in properties for sale and rent. Ancillary and supporting businesses, which are described under subsidiaries on pages 182 to 186, are integrated with the main business of the Group. Revenue and contributions to operating profit from overseas activities are immaterial. A segmented analysis of revenue and contributions to operating profit after change on fair value of investment properties for the Group (excluding jointly controlled entities and associates) is set out below:

	Revenue		**Operating Profit**	
	2008 (HK$M)	2007 (HK$M)	**2008 (HK$M)**	2007 (HK$M)
Property				
Property sales	**7,040**	14,242	**4,263**	5,739
Rental income	**6,927**	6,078	**4,976**	4,384
	13,967	20,320	**9,239**	10,123
Hotel operation	**1,010**	799	**289**	232
Telecommunications	**4,073**	4,039	**344**	183
Other businesses	**5,421**	5,836	**1,340**	1,189
	24,471	30,994	**11,212**	11,727
Other income			**403**	516
Unallocated administrative expenses			**(887)**	(681)
Operating profit before change in fair value of investment properties			**10,728**	11,562
Increase in fair value of investment properties			**12,206**	8,904
Operating profit after change in fair value of investment properties			**22,934**	20,466

Group Profits

Profit after taxation, including shares of profit from jointly controlled entities and associates, amounted to HK$28,151 million (2007: HK$21,414 million). After taking minority interests into account, profit attributable to the Company's shareholders was HK$27,602 million (2007: HK$21,226 million).

Dividends

An interim dividend of HK$0.80 per share (2007: HK$0.70 per share) was paid on 7 April 2008. The Directors recommend a final dividend of HK$1.70 per share (2007: HK$1.60 per share), making a total dividend of HK$2.50 per share for the full year ended 30 June 2008 (2007: HK$2.30 per share).

Purchase, Sale or Redemption of Shares

Except for the share placement by the Company in October 2007, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's ordinary shares during the financial year ended 30 June 2008.

Directors' Report

Share Capital

Details of the share capital of the Company are shown in note 29 to the financial statements.

Share Premium and Reserves

Movements in the share premium and reserves of the Company and the Group during the year are shown in note 31 to the financial statements and on page 136 respectively.

Fixed Assets

Movements of fixed assets during the year are shown in notes 11 and 12 to the financial statements.

Group Financial Summary

The results, assets and liabilities of the Group for the last five years are summarized on page 98.

Properties

Particulars of major investment properties held by the Group are set out on pages 42 and 43.

Directors

The list of Directors is set out on page 4 of the report and their particulars are set out on pages 116 to 121.

During the year, Dr. Fung Kwok-king, Victor retired as a Director at the annual general meeting held on 6 December 2007. Dr. Cheung Kin-tung, Marvin was appointed as an Independent Non-Executive Director on 7 December 2007. On 27 May 2008, Madam Kwong Siu-hing was appointed as the Chairman and a Non-Executive Director of the Company and Mr. Kwok Ping-sheung, Walter ceased to be the Chairman and Chief Executive of the Company and was re-designated as a Non-Executive Director. All other Directors held office for the whole year.

In accordance with Article 95 of the Company's Articles of Association (the "Articles of Association"), Madam Kwong Siu-hing and Dr. Cheung Kin-tung, Marvin will hold office until the forthcoming annual general meeting (the "Annual General Meeting") and will be eligible for re-election. In accordance with Article 104(A) of the Articles of Association, Dr. Lee Shau-kee, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-luen, Raymond, Mr. Chan Kai-ming, Mr. Wong Yick-kam, Michael and Mr. Wong Chik-wing, Mike will retire by rotation at the Annual General Meeting and, being eligible, would offer themselves for re-election. None of the Directors proposed for re-election has a service agreement with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation, other than statutory compensation.

The Company has received from each Independent Non-Executive Director an annual confirmation of his independence pursuant to the independence guidelines under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and that the Company still considers the Independent Non-Executive Directors to be independent.

Directors' and Chief Executive's Interests

As at 30 June 2008, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which were notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules as adopted by the Company, to be notified to the Company and the Stock Exchange, were as follows:

1. Long positions in shares and underlying shares of the Company

	Number of shares held							
Name of Director	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (interests of controlled corporation)	Other interests	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue
Kwong Siu-hing	21,000	–	–	1,066,617,347[1]	1,066,638,347	–	1,066,638,347	41.60
Lee Shau-kee	486,340	–	343,000[2]	–	829,340	–	829,340	0.03
Kwok Ping-kwong, Thomas	1,976,281	304,065	–	1,086,651,214[1]	1,088,931,560	–	1,088,931,560	42.46
Kwok Ping-luen, Raymond	75,000	–	–	1,089,794,895[1]	1,089,869,895	–	1,089,869,895	42.50
Wong Yue-chim, Richard	–	1,000	–	–	1,000	–	1,000	0
Kwok Ping-sheung, Walter	75,000	–	–	1,088,601,522[1]	1,088,676,522	–	1,088,676,522	42.45
Woo Po-shing	46,000	–	–	–	46,000	1,280,906[3]	1,326,906	0.05
Li Ka-cheung, Eric	–	–	18,000[4]	–	18,000	–	18,000	0
Lo Chiu-chun, Clement	90,000	–	–	–	90,000	–	90,000	0
Chan Kai-ming	41,186	–	–	–	41,186	–	41,186	0
Chan Kui-yuen, Thomas	–	66,000	126,500[5]	–	192,500	–	192,500	0
Kwong Chun	702,722	339,358	–	–	1,042,080	–	1,042,080	0.04
Wong Yick-kam, Michael	145,904	–	–	–	145,904	–	145,904	0
Wong Chik-wing, Mike	195,999	–	–	–	195,999	–	195,999	0
Woo Ka-biu, Jackson (Alternate Director to Woo Po-shing)	–	1,000	–	–	1,000	–	1,000	0

Notes:

1. Of these shares in the Company, Madam Kwong Siu-hing, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond were deemed to be interested in 1,066,617,347 shares by virtue of being beneficiaries of certain discretionary trusts, which represented the same interests and were therefore duplicated amongst these four Directors for the purpose of the SFO.

2. Dr. Lee Shau-kee was deemed to be interested in the 343,000 shares in the Company held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited ("HK China Gas") which was 39.06% held by Henderson Land Development Company Limited ("Henderson Land Development"). Henderson Land Development was 53.01% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau-kee. He was taken to be interested in the 343,000 shares in the Company held by Superfun by virtue of the SFO.

3. These underlying shares were derived from unlisted and physically settled derivatives held by Sir Po-shing Woo as beneficial owner.

4. These shares were held by a company in which Dr. Li Ka-cheung, Eric is the managing director and owned 12.20% of its issued share capital.

5. These shares were held by a company which obliged to act in accordance with the instructions of Mr. Chan Kui-yuen, Thomas.

2. Long positions in shares and underlying shares of associated corporations of the Company

(a) SUNeVision Holdings Ltd. ("SUNeVision")

	Number of shares held					
Name of Director	**Personal interests (held as beneficial owner)**	**Other interests**	**Total**	**Number of underlying shares held under equity derivatives**	**Total**	**% of shares in issue**
Kwong Siu-hing	53,178	1,070,000[1]	1,123,178	–	1,123,178	0.06
Kwok Ping-kwong, Thomas	–	1,070,000[1]	1,070,000	–	1,070,000	0.05
Kwok Ping-luen, Raymond	–	1,742,500[1]	1,742,500	–	1,742,500	0.08
Kwok Ping-sheung, Walter	–	1,070,000[1]	1,070,000	–	1,070,000	0.05
Kwong Chun	300,000	–	300,000	–	300,000	0.01
Wong Yick-kam, Michael	100,000	–	100,000	–	100,000	0
Wong Chik-wing, Mike	109,000	–	109,000	–	109,000	0

Note:

1. Of these shares in SUNeVision, Madam Kwong Siu-hing, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond were deemed to be interested in 1,070,000 shares by virtue of being founder or beneficiaries of a certain discretionary trust, which represented the same interests and were therefore duplicated amongst these four Directors for the purpose of the SFO.

(b) SmarTone Telecommunications Holdings Limited ("SmarTone")

	Number of shares held				
Name of Director	**Other interests**	**Total**	**Number of underlying shares held under equity derivatives**	**Total**	**% of shares in issue**
Kwong Siu-hing	420,000[1]	420,000	–	420,000	0.07
Kwok Ping-luen, Raymond	2,237,767[2]	2,237,767	–	2,237,767	0.39

Notes:

1. Madam Kwong Siu-hing was deemed to be interested in these shares in SmarTone by virtue of being a founder and a beneficiary of certain discretionary trusts for the purpose of the SFO.

2. Mr. Kwok Ping-luen, Raymond was deemed to be interested in these shares in SmarTone by virtue of being a beneficiary of a certain discretionary trust for the purpose of the SFO.

(c) Transport International Holdings Limited

	Number of shares held				
Name of Director	Personal interests (held as beneficial owner)	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue
Kwok Ping-luen, Raymond	393,350	393,350	–	393,350	0.09
Chung Sze-yuen	18,821	18,821	–	18,821	0
Kwok Ping-sheung, Walter	61,522	61,522	–	61,522	0.01

(d) Each of Madam Kwong Siu-hing, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond had the following interests in shares of the following associated corporations:

Name of Associated Corporation	Attributable holding through corporation	Attributable % of shares in issue through corporation	Actual holding through corporation	Actual % interests in issued shares
Splendid Kai Limited	2,500	25	1,500[1]	15
Hung Carom Company Limited	25	25	15[1]	15
Tinyau Company Limited	1	50	1[1]	50
Open Step Limited	8	80	4[1]	40

Note:

1. Madam Kwong Siu-hing, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond were deemed to be interested in these shares, which represented the same interests and were therefore duplicated amongst these four Directors for the purpose of the SFO. These shares were held by corporations under a certain discretionary trust, in which Madam Kwong Siu-hing, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond were deemed to be interested by virtue of being founder or beneficiaries for the purpose of the SFO.

(e) Dr. Lee Shau-kee had corporate interests in shares of the following associated corporations:

Name of Associated Corporation	Total number of shares held	% of shares in issue
Anbok Limited	2 [2]	50
Billion Ventures Limited	1 [3]	50
Central Waterfront Construction Company Limited	1 [4]	50
Central Waterfront Property Holdings Limited	100 [5]	100
Central Waterfront Property Investment Holdings Limited	50 [6]	50
CWP Limited	1 [7]	50
Daily Win Development Limited	100 [8]	25
E Man-Sanfield JV Construction Company Limited	1 [4]	50
Everise (H.K.) Limited	1 [9]	50
Fullwise Finance Limited	2 [2]	50
Gold Sky Limited	1 [10]	50
Jade Land Resources Limited	1 [11]	25
Joy Wave Development Limited	1 [4]	50
Karnold Way Limited	2,459 [12]	24.59
Maxfine Development Limited	3,050 [13]	33.33
New Treasure Development Limited	1 [11]	25
Royal Peninsula Management Service Company Limited	1 [14]	50
Special Concept Development Limited	1 [11]	25
Star Play Development Limited	1 [15]	33.33
Teamfield Property Limited	4,918 [16]	49.18
Topcycle Construction Company Limited	1 [4]	50
Topcycle Development Limited	1 [17]	50
Topcycle Project Management Limited	1 [17]	50
World Space Investment Limited	4,918 [16]	49.18

Notes:

1. Dr. Lee Shau-kee was deemed to be interested in the 343,000 shares in the Company held through Superfun. This corporation was wholly-owned by HK China Gas which was 39.06% held by Henderson Land Development. Henderson Land Development was 53.01% held by Henderson Development. Hopkins as trustee of the Unit Trust owned all the issued ordinary shares of Henderson Development. Rimmer and Riddick as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau-kee. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development. He was taken to be interested in the 343,000 shares in the Company held by Superfun by virtue of the SFO.

2. Dr. Lee Shau-kee was deemed to be interested in the two shares held through Everise (H.K.) Limited. This corporation was 50% held by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

3. Dr. Lee Shau-kee was deemed to be interested in the one share held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

4. Dr. Lee Shau-kee was deemed to be interested in the one share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

5. Dr. Lee Shau-kee was deemed to be interested in the 100 shares held through Central Waterfront Property Investment Holdings Limited. This corporation was 34.21% held by Starland International Limited ("Starland"), a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

6. Dr. Lee Shau-kee was deemed to be interested in a total of 50 shares of which 34.21 shares were held through Starland and 15.79 shares were held through Prominence Properties Limited ("Prominence"). Starland was wholly-owned by Henderson Land Development. Prominence was wholly-owned by HK China Gas which was 39.06% held by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

7. Dr. Lee Shau-kee was deemed to be interested in the one share held through Starland. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

8. Dr. Lee Shau-kee was deemed to be interested in the 100 shares held through Citiright Development Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

9. Dr. Lee Shau-kee was deemed to be interested in the one share held through Masterland Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

10. Dr. Lee Shau-kee was deemed to be interested in the one share held through Atex Resources Limited. This corporation was wholly-owned by Mightymark Investment Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

11. Dr. Lee Shau-kee was deemed to be interested in the one share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

12. Dr. Lee Shau-kee was deemed to be interested in the 2,459 shares held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

13. Dr. Lee Shau-kee was deemed to be interested in the 3,050 shares held through Quickcentre Properties Limited. This corporation was 50% held by Henderson (China) Investment Company Limited of which 100% was held by Andcoe Limited, a wholly-owned subsidiary of Henderson China Holdings Limited. This corporation was 100% held by Brightland Enterprises Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

14. Dr. Lee Shau-kee was deemed to be interested in the one share held through Well Born Real Estate Management Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

15. Dr. Lee Shau-kee was deemed to be interested in the one share held through Henderson Investment Limited. This corporation was 67.94% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

16. Dr. Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

17. Dr. Lee Shau-kee was deemed to be interested in the one share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

Save as disclosed above, as at 30 June 2008, none of the Directors and the chief executive of the Company were, under Divisions 7 and 8 of Part XV of the SFO, taken to be interested or deemed to have any other interests or short positions in shares, underlying shares or debentures of the Company and its associated corporations, that were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Directors' Report

Share Option Schemes

1. Share Option Schemes of the Company

The Company once adopted a share option scheme on 20 November 1997 (the "Old Scheme"). Since its adoption, the Company had granted two lots of share options on 15 February 2000 and 16 July 2001 respectively. The first lot and the second lot of share options all expired on 14 February 2005 and 15 July 2006 respectively.

The Company by ordinary resolutions passed at its extraordinary general meeting held on 5 December 2002 adopted a new share option scheme (the "New Scheme") and terminated the Old Scheme in order to comply with the new requirements under the then revised Chapter 17 of the Listing Rules. No option shares have been granted under the New Scheme to any person since its adoption.

Major terms of share option schemes of the Company

The major terms of the Old Scheme and the New Scheme (together as the "Schemes"), in conjunction with the requirements of Chapter 17 of the Listing Rules, are as follows:

1. The purposes of the Schemes are to provide incentives to the participants.

2. The participants of the Schemes are employees including the Executive Directors of the Company and its subsidiaries.

3. The total number of shares which may be issued upon exercise of all options to be granted under the Schemes must not in aggregate exceed 10% of the issued share capital of the Company at the date of approval of the New Scheme. The 10% limit may be refreshed with the approval by ordinary resolution of the shareholders. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be granted must not exceed 30% of the issued share capital of the Company from time to time. As at 11 September 2008, the number of shares available for issue in respect thereof is 256,433,336 shares of the Company, representing 10% of the issued shares of the Company.

4. No participant shall be granted an option which, if exercised in full, would result in such participant's maximum entitlement to exceed 25% of the aggregate number of shares of the Company for the time being issued and issuable under the Old Scheme.

   Pursuant to the New Scheme, the total number of shares of the Company issued and to be issued upon exercise of options (whether exercised or outstanding) granted in 12-month period to each participant must not exceed 1% of the shares of the Company in issue.

5. The exercise period of any option granted under the Old Scheme must not be more than 5 years commencing on the date of grant. The exercise period of any option granted under the New Scheme shall be determined by the Board of Directors of the Company (the "Board") but such period must not exceed 10 years from the date of grant of the relevant option.

6. No option can be exercised during the first year of the exercise period under the Old Scheme. Pursuant to the New Scheme, the Board has the authority to determine the minimum period for which an option must be held before it can vest. The New Scheme itself does not specify any minimum holding period.

7. Pursuant to the Schemes, the acceptance of an offer of the grant of the respective options must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from each grantee.

8. The exercise price of an option to subscribe for shares granted pursuant to the Schemes shall be the highest of:-

- the closing price of the shares as stated in the daily quotations sheet of the Stock Exchange on the date on which an offer is made to a participant, which must be a business day;
- the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date on which an offer is made; and
- the nominal value of the shares of the Company.

9. The New Scheme shall be valid and effective till 4 December 2012.

2. Share Option Schemes of the Subsidiaries

(a) SUNeVision

SUNeVision had adopted a share option scheme (the "SUNeVision Old Scheme"), the principal terms of which were summarized in the section headed "Statutory and General Information Share Option Schemes" in Appendix 5 to SUNeVision's prospectus dated 6 March 2000. By ordinary shareholders' resolutions of SUNeVision passed at its annual general meeting held on 3 December 2002, SUNeVision had adopted another share option scheme (the "SUNeVision New Scheme") and terminated the SUNeVision Old Scheme. These have become effective on 5 December 2002 as a result of the passing of ordinary resolutions approving the same by the shareholders of the Company at its extraordinary general meeting held on the same day.

(i) SUNeVision Old Scheme

Since the adoption of the SUNeVision Old Scheme, SUNeVision had granted four lots of share options, of which the options at the exercise prices of HK$10.38 per share, HK$3.885 per share and HK$2.34 expired at the close of business on 30 December 2005, 14 November 2006 and 19 March 2007 respectively. No further options may be offered under the SUNeVision Old Scheme. However, the outstanding options granted under the SUNeVision Old Scheme shall continue to be subject to the provisions of the SUNeVision Old Scheme and the provisions of Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprises Market of the Stock Exchange (the "GEM Listing Rules").

The options at the exercise price of HK$1.43 per share may be exercised in accordance with the terms of the relevant scheme as to:

(a) one-third of the options within three years commencing on 8 July 2003;
(b) a further one-third of the options within three years commencing on 8 July 2004; and
(c) the remaining one-third of the options within three years commencing on 8 July 2005.

The options expired at the close of business on 7 July 2008.

(ii) SUNeVision New Scheme

SUNeVision had granted two lots of share options under the SUNeVision New Scheme since its adoption.

The options at the exercise price of HK$1.59 per share may be exercised in accordance with the terms of the relevant scheme as to:

(a) an amount up to one-third of the grant within three years commencing on 29 November 2004;

(b) the remaining amount but up to two-thirds of the grant within three years commencing on 29 November 2005; and

(c) the remaining amount within three years commencing on 29 November 2006.

The options will expire at the close of business on 28 November 2009.

The options at the exercise price of HK$1.41 per share may be exercised in accordance with the terms of the relevant scheme in full at any time within three years from 10 November 2005 and the options will expire at the close of business on 9 November 2008.

During the year ended 30 June 2008, no share options were granted under the SUNeVision New Scheme.

The movements during the year ended 30 June 2008 of the share options granted under the SUNeVision Old Scheme and the SUNeVision New Scheme to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance are summarized as follows:

		Number of share options				
Date of grant	**Exercise price** (HK$)	**Balance as at 1.7.2007**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Balance as at 30.6.2008**
29.11.2003	1.59	503,666	–	–	50,000	453,666

Other than the participants as stated above, SUNeVision had not granted since the adoption of the SUNeVision Old Scheme and the SUNeVision New Scheme any share options to any other persons as required to be disclosed under Listing Rule 17.07.

(b) iAdvantage Limited ("iAdvantage")

SUNeVision group operates another share option scheme which was approved for iAdvantage (the "iAdvantage Scheme"), a wholly-owned subsidiary of SUNeVision. No option shares for iAdvantage have been granted to any person since its adoption as required to be disclosed under the Listing Rules.

(c) SmarTone

Pursuant to the terms of the share option scheme of SmarTone (the "SmarTone Scheme") adopted on 15 November 2002, SmarTone may grant options to the participants, including directors and employees of SmarTone group, to subscribe for shares of SmarTone. No share options for SmarTone have been granted to any Director or employee of the Company since its adoption as required to be disclosed under the Listing Rules.

(d) Major terms of share option schemes of the subsidiaries

(i) SUNeVision Old Scheme, SUNeVision New Scheme and iAdvantage Scheme

The major terms of SUNeVision Old Scheme, SUNeVision New Scheme and iAdvantage Scheme (together as "the SUNeVision Schemes"), are as follows:

1. The purposes of the SUNeVision Schemes are to provide incentives to their respective participants.

2. The participants of the SUNeVision New Scheme include (i) executive or non-executive directors (or any persons proposed to be appointed as such) or any employees (whether full-time or part-time) of each member of the SUNeVision group; (ii) any consultants, professional and other advisers to each member of the SUNeVision group (or persons, firms or companies proposed to be appointed for providing such services); (iii) any chief executives or substantial shareholders of SUNeVision; (iv) any associates of a director, chief executive or substantial shareholder of SUNeVision; and (v) any employees of substantial shareholder of SUNeVision, as absolutely determined by the board of directors of SUNeVision.

   The participants of the SUNeVision Old Scheme include full-time employees of SUNeVision or its subsidiaries including executive directors of SUNeVision or its subsidiaries.

   The participants of the iAdvantage Scheme include full-time employees of iAdvantage or its subsidiaries including executive directors of iAdvantage or its subsidiaries.

3. The total number of shares which may be issued upon exercise of all options to be granted under the SUNeVision Old Scheme and SUNeVision New Scheme shall not in aggregate exceed 10% of the total number of shares in issue of SUNeVision as at the date of the approval of the SUNeVision New Scheme. The 10% limit may be refreshed with the approval by ordinary resolution of the shareholders of SUNeVision. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the SUNeVision Old Scheme and SUNeVision New Scheme must not exceed 30% of the issued share capital of SUNeVision from time to time (or such higher percentage as may be allowed under the GEM Listing Rules). As at 11 September 2008, the number of shares of SUNeVision available for issue in respect thereof was 203,148,383 shares of SUNeVision, representing approximately 10% of the issued share capital of SUNeVision.

   The maximum number of shares in respect of which options may be granted under the iAdvantage Scheme must not exceed 10% of the total number of shares in issue of iAdvantage from time to time. The issued share capital of iAdvantage as at 11 September 2008 is HK$4.00. No share options for the iAdvantage Scheme have been granted to any person since its adoption.

4. Pursuant to SUNeVision New Scheme, the total number of shares issued and to be issued upon exercise of the options granted to each participant (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue of SUNeVision. As at 11 September 2008, the total number of shares in issue of SUNeVision was 2,031,483,833.

   Pursuant to SUNeVision Old Option Scheme and the iAdvantage Scheme, no participant shall be granted an option which, if exercised in full, would result in such participant's maximum entitlement exceeding 25% of the aggregate number of the shares of SUNeVision for the time being issued and issuable under the respective schemes.

5. An option granted under the SUNeVision New Scheme may be exercised at any time during the option period after the option has been granted by the board of SUNeVision. An option period is a period to be determined by the board of SUNeVison at its absolute discretion and notified by the board of SUNeVision to each grantee as being the period during which an option may be exercised, such period shall not be longer than 10 years from the date of the grant of the option.

   The exercise period of any option granted under the SUNeVision Old Scheme must not be less than three years to be notified by the board of SUNeVision to each grantee which period of time shall commence on the date of grant of the option and expire on such date as determined by the board of SUNeVision or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein.

The exercise period of any option granted under the iAdvantage Scheme must not be less than three years to be notified by the board of iAdvantage to each grantee which period of time shall commence on the date of grant of the option and expire on such date as determined by the board of iAdvantage or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein.

6. Pursuant to the SUNeVision New Scheme, there is neither any performance targets that need to be achieved by the grantee before an option can be exercised nor any minimum period for which an option must be held before the option can be exercised.

   Pursuant to each of the SUNeVision Old Scheme and the iAdvantage Scheme, an option may be exercised in accordance with the terms of the respective schemes at any time during a period to be notified by the respective boards to each grantee.

7. Pursuant to the SUNeVison Schemes, the acceptance of an offer of the grant of the respective options must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from the grantee.

8. The exercise price of an option to subscribe for shares granted pursuant to each of the SUNeVision New Scheme and the SUNeVision Old Scheme shall be the highest of:-

   - the closing price of the shares of SUNeVision as stated in the Stock Exchange's daily quotations sheet on the date on which an offer is made to a participant, which must be a business day;
   - the average of the closing prices of the shares of SUNeVision as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date on which an offer is made; and
   - the nominal value of the shares of SUNeVision.

   The exercise price of an option to subscribe for shares granted pursuant to the iAdvantage Scheme shall be determined by the board of SUNeVision and notified to the grantee and shall not be less than the nominal value of the shares of iAdvantage provided that in the case of a grantee which is a director of any holding company of iAdvantage which is also listed on the Growth Enterprises Market or the Main Board of the Stock Exchange or his or her associate, the subscription price shall be determined on a fair and reasonable basis and shall not be less than the latest audited net tangible assets per share of iAdvantage.

9. The SUNeVision New Scheme shall be valid and effective till 3 December 2012. The iAdvantage Scheme shall be valid and effective till 28 February 2010.

(ii) SmarTone Scheme

The major terms of the SmarTone Scheme, in conjunction with the requirements of Chapter 17 of the Listing Rules, are as follows:

1. The purpose of the SmarTone Scheme is to reward participants who have made a valuable contribution to the growth of the SmarTone group and to enable the SmarTone group to recruit and/or to retain employees who are regarded as valuable to the SmarTone group or are expected to be able to contribute to the business development of the SmarTone group.

2. Any employee, agent, consultant or representative of SmarTone or any of its subsidiaries, including any director of SmarTone or any of its subsidiaries who has made valuable contribution to the growth of the SmarTone group based on his work experience, industry knowledge, performance, business connections or other relevant factors, will be eligible to participate in the SmarTone Scheme at the invitation of the directors of SmarTone.

3. SmarTone can issue options so that the total number of shares that may be issued upon exercise of all options to be granted under all the share option schemes does not in aggregate exceed 10% of the shares in issue on the date of adoption of the SmarTone Scheme. SmarTone may renew this limit at any time, subject to its shareholders' approval and the issue of a circular and in accordance with the Listing Rules provided that the number of shares to be issued upon exercise of all outstanding options granted and yet to be exercised under all the share option schemes does not exceed 30% of the shares in issue of SmarTone from time to time. At 11 September 2008, the number of shares available for issue in respect thereof is 55,179,134 shares which represents approximately 9.63% of the issued ordinary shares of SmarTone.

4. The maximum entitlement for any participant is that the total number of shares of SmarTone issued and to be issued upon exercise of options granted and to be granted in any 12-month period up to the date of the latest grant does not exceed 1% of the relevant class of shares in issue of SmarTone.

5. No option may be exercised later than 10 years after it has been granted and no option may be granted more than 10 years after the date on which the SmarTone Scheme is adopted by SmarTone in general meeting.

6. The SmarTone Scheme does not specify any minimum holding period before the option can be exercised but the board of SmarTone has the authority to determine the minimum holding period when the options are granted.

7. Acceptance of offer to grant an option shall be sent in writing together with a remittance in favour of SmarTone of HK$1.00 by way of consideration for the grant must be received by the secretary of SmarTone within 28 days from the date of the making of such offer.

8. The option price per share payable upon the exercise of any option will be determined by the directors of SmarTone upon the grant of such option. It will be at least the higher of (i) the average closing price of a share of SmarTone as stated in the daily quotations sheets issued by the Stock Exchange for the five business days immediately preceding the day of offer of such option; (ii) the closing price of a share of SmarTone as stated in the Stock Exchange's daily quotations sheet on the day of offer of such option, which must be a business day; and (iii) the nominal value of a share of SmarTone.

9. The SmarTone Scheme shall be valid and effective for a period of 10 years commencing from the adoption of the SmarTone Scheme on 15 November 2002.

Arrangement to Purchase Shares or Debentures

Other than the share option schemes as mentioned above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company to acquire benefits by means of the acquisition of shares in or debenture of the Company or of any other body corporate.

Directors' Report

Interests of Substantial Shareholders

As at 30 June 2008, persons (other than Directors or chief executive of the Company) who had interest or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Name	As Trustee	Corporate interest	Beneficial owner	Others	Total number of shares	% of shares in issue
HSBC International Trustee Limited ("HITL")	1,089,683,920	–	–	–	1,089,683,920[1]	42.49
Cerberus Group Limited ("CGL")	–	1,062,988,347	–	–	1,062,988,347[1]	41.45
Vantage Captain Limited ("VCL")	–	75,830,929	987,157,418	–	1,062,988,347[1]	41.45

Note:

1. The shares in which VCL was interested were the same shares in which CGL was interested; the shares in which CGL was interested formed part of the shares in which HITL was interested.

Save as disclosed above, as at 30 June 2008, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 & 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

Interests of Other Persons

During the year, other than the interests in shares and underlying shares of the Company and its associated corporations held by the Directors, the chief executive and substantial shareholders of the Company stated above, there were no other persons with interests recorded in the register required to be kept under Section 336 of the SFO.

Emolument Policy and Long Term Incentive Schemes of the Group

As at 30 June 2008, the Group employed more than 30,000 employees. The related employees' costs for the year amounted to approximately HK$4,857 million. Compensation for the Group is made reference to the market, individual performance and contributions. Extensive use of bonuses to link performance with reward is adopted. The Group also provides a comprehensive benefit package and career development opportunities, including retirement schemes, medical benefits, and both internal and external training appropriate to individual needs.

A share option scheme is in place to provide appropriate long-term incentive of key staff of the Group. Details of the share option scheme of the Company are set out in the section headed "Share Option Schemes".

Basis of Determining Emolument to Directors

The same remuneration philosophy is applicable to the Directors of the Group. Apart from benchmarking against the market, the Company looks at individual competence, contributions and the affordability of the Company in determining the exact level of remuneration for each Director. Appropriate benefits schemes are in place for the Executive Directors, including the share option scheme, similar to those offered to other employees of the Group.

Bank and Other Borrowings

Details of bank and other borrowings are set out in note 24 and note 26 to the financial statements.

Interest Capitalized

Interest capitalized during the year amounted to HK$703 million (2007: HK$624 million).

Charitable Donations

HK$130 million was donated during the year (2007: HK$49.3 million).

Directors' Interests in Competing Businesses

The interests of Directors of the Company in competing businesses that are required to be disclosed pursuant to Rule 8.10 of the Listing Rules are as follows:

Madam Kwong Siu-hing, Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond (collectively the "Kwok Family") maintain certain personal and deemed interests in businesses which consist of property developments and investments in Hong Kong and Singapore. As such, they are regarded as being interested in such competing businesses (the "Excluded Businesses") with the Group. However, when compared with the dominance and size of operations of the Group, such Excluded Businesses are immaterial. The Kwok Family does not have such business in the Mainland China and is therefore not regarded as being interested in such Excluded Businesses of the Group in the Mainland China. The Group does not have property developments and investments in locations other than in Hong Kong, Mainland China and Singapore.

Messrs. Kwok Ping-sheung, Walter and Kwok Ping-luen, Raymond are non-executive directors of Transport International Holdings Limited in which the Group has a substantial interest, whose businesses consist of property development and investment. In this regard, each of them is regarded as being interested in such Excluded Businesses with the Group.

Dr. Lee Shau-kee is the chairman and managing director of Henderson Land Development and Henderson Investment. He is also chairman of The Miramar Hotel and Investment Co. Limited and HK China Gas, director of certain subsidiaries of the aforementioned listed companies. In addition to his being a director, Dr. Lee has maintained certain personal and deemed interests in some of these companies, which businesses consist of property development and investment, property management, infrastructure, internet and telecommunication services, which constitute Excluded Businesses of the Group. Dr. Lee is a Non-Executive Director of the Company, who is not involved in the daily management of the Group.

Messrs. Kwok Ping-luen, Raymond and Wong Yick-kam, Michael are non-executive directors of USI Holdings Limited and Mr. Wong also acts as alternate director to Mr. Kwok Ping-luen, Raymond. The Group has a substantial interest in the company, whose businesses consist of property development and investment, and therefore each of them is regarded to be interested in such Excluded Businesses with the Group.

Other than the family businesses of the Kwok Family, the above-mentioned Excluded Businesses are managed by separate publicly listed companies with independent management and administration. In this respect, coupled with diligence of its independent Non-Executive Directors and the Audit Committee, the Group is capable of carrying on its businesses independent of, and at arms length from, the Excluded Businesses mentioned above.

Directors' Report

Connected Transactions

During the year, the Company did not have any connected transactions which were subject to the reporting requirements under Chapter 14A of the Listing Rules.

On 11 July 2008, Sun Hung Kai Development (China) Limited ("SHK Development", a wholly owned subsidiary of the Company) entered into a shareholders agreement (the "Agreement") with Bright Wave Group Limited ("Bright Wave", a wholly owned subsidiary of The Wharf (Holdings) Limited ("Wharf")), Kenforce Investment Limited ("Kenforce", a wholly owned subsidiary of Henderson Land Development), Tartar Investments Limited (the "JV Company"), the Company, Wharf and Henderson Land Development, with respect to, among other things, the subscription by SHK Development, Bright Wave and Kenforce for 399, 300 and 300 new shares in the JV Company by cash at par value of US$1.00 each (the "Subscriptions"). As a result of the Subscriptions, SHK Development, Bright Wave and Kenforce respectively holds 40%, 30% and 30% of the enlarged issued share capital of the JV Company. According to their respective shareholdings in the JV Company, SHK Development, Bright Wave and Kenforce would respectively advance to the JV Company shareholders loans of up to RMB1,834.8 million, RMB1,376.1 million and RMB1,376.1 million, aggregating RMB4,587.0 million in total. These shareholders loans will be used to pay the acquisition cost of a piece of land of 172,718.66 square metres located at the area to the south of Shuanggui Road, to the north of Niusha Road, to the east of Erhuan Road and to the west of Shahe of Jinjiang District, Chengdu, Sichuan Province, the People's Republic of China with the serial number being JJ46 (211/212/252): 2007-092, and together with a piece of land of 32,795 square metres located at the same area when making overall planning for the development of the said pieces of land (the "Land"). The land use right of the Land is held by 祥寶投資(成都)有限公司 which was established in the People's Republic of China and is indirectly wholly owned by the JV Company for the purpose of developing the Land, and constructing, selling and/or leasing, and managing the properties to be constructed on the Land.

Dr. Lee Shau-kee, a Vice Chairman and a Director of the Company, through various companies, exercises more than 30% of the voting powers at general meetings of Kenforce and Henderson Land Development. Hence, Kenforce and Henderson Land Development are connected persons of the Company under the Listing Rules. Accordingly, the formation of the joint venture contemplated under the Agreement constituted a connected transaction for the Company under the Listing Rules, in respect of which an announcement was published on 11 July 2008.

Financial Assistance and Guarantees to Affiliated Companies

The Group has provided financial assistance to and guarantees for facilities granted to certain associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the definition under Chapter 13 of the Listing Rules) which together in aggregate exceeds the relevant percentage ratios of 8% under the Listing Rules. In accordance with the continuing disclosure requirements under Listing Rule 13.22, a proforma combined balance sheet of the Affiliated Companies and the Group's attributable interest in the Affiliated Companies as at 30 June 2008 are presented below:

	Proforma combined balance sheet (HK$M)	**The Group's attributable interest** (HK$M)
Non-current assets	47,280	20,541
Current assets	22,665	9,463
Current liabilities	(3,858)	(1,765)
Non-current liabilities	(58,949)	(25,362)
	7,138	2,877

Interest in Contracts

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a Director had a material interest subsisted at any time during the year.

Major Customers and Suppliers

During the year, less than 30 per cent of the Group's sales and less than 30 per cent of the Group's purchases were attributable to the Group's five largest customers combined and five largest suppliers combined respectively.

Auditors

The retiring auditors, Messrs. Deloitte Touche Tohmatsu, have signified their willingness to continue in office. A resolution will be proposed at the Annual General Meeting to re-appoint them and to authorize the Directors to fix their remuneration.

Audit Committee

The annual results for the year have been reviewed by the Audit Committee of the Company. The Group's consolidated financial statements have been audited by the Company's auditors, Messrs. Deloitte Touche Tohmatsu, and they have issued an unqualified opinion.

Corporate Governance

A report on the principal corporate governance practices adopted by the Company is set out on pages 80 to 85.

Sufficiency of Public Float

As at the date of this report, based on information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company maintained the amount of public float as required under the Listing Rules.

This report is signed for and on behalf of the Board.

Kwok Ping-kwong, Thomas
Vice Chairman & Managing Director

Kwok Ping-luen, Raymond
Vice Chairman & Managing Director

Hong Kong, 11 September 2008

Directors and Organization

KWONG Siu-hing

Chairman & Non-Executive Director (Age: 79)

Madam Kwong was appointed as the Chairman and a Non-Executive Director of the Company on 27 May 2008. She is the wife of Mr. Kwok Tak-seng, the late chairman of the Company. Madam Kwong has over 40 years of experience in real estate business. In addition, she has participated in various charity and community activities for Sun Hung Kai Properties-Kwoks' Foundation Limited and The T.S. Kwok Foundation Limited. Madam Kwong is well-respected by the Board and the senior management of the Company. She is the mother of Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond and the sister of Mr. Kwong Chun.

Dr. the Hon LEE Shau-kee

GBM, DBA(Hon), DSSc(Hon), LLD(Hon)
Vice Chairman & Non-Executive Director (Age: 79)

Dr. Lee has been a Non-Executive Director of the Company for the last 36 years. He is the Founder and Chairman and Managing Director of Henderson Land Development Company Limited and Henderson Investment Limited. He has been engaged in property development in Hong Kong for more than 50 years. He is also Chairman of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited as well as a Director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. In July 2007, the Government of the Hong Kong Special Administrative Region awarded Dr. Lee the Grand Bauhinia Medal for his distinguished community service.

KWOK Ping-kwong, Thomas

MSc (Bus Adm), BSc (Eng), FCPA, SBS, JP
Vice Chairman & Managing Director (Age: 56)

Mr. Kwok Ping-kwong, Thomas is Vice Chairman and Managing Director of the Company, and has been with the Group for 31 years. He is also Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited, an Executive Director of SUNeVision Holdings Ltd. and an Independent Non-Executive Director of The Bank of East Asia, Limited. Mr. Kwok holds a master's degree in Business Administration from The London Business School, University of London, and a bachelor's degree in Civil Engineering from Imperial College, University of London.

He is Chairman of the Board of Directors of the Faculty of Business and Economics, The University of Hong Kong, and Executive Vice President of The Real Estate Developers Association of Hong Kong. He also serves as a government appointed Member of the Exchange Fund Advisory Committee, Construction Industry Council, the Council for Sustainable Development, and the Commission on Strategic Development. In July 2007, the Government of the Hong Kong Special Administrative Region awarded Mr. Kwok the Silver Bauhinia Star for his distinguished community service.

In the past, Mr. Kwok served as a member of the Economic and Employment Council, the Business Advisory Group, the Land & Building Advisory Committee, the Registered Contractors' Disciplinary Board, the General Chamber of Commerce Industrial Affairs Committee and Business Facilitation Advisory Committee. He was also Chairman of the Property Management Committee of the Building Contractors' Association and a Council Member of the Hong Kong Construction Association.

He previously served as a Board member of the Community Chest of Hong Kong and as a member of the Social Welfare Policies & Services Committee, and on the Council of The Open University of Hong Kong.

Mr. Kwok is an Honorary Citizen of Guangzhou and a Standing Committee Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee.

Mr. Kwok is the son of Madam Kwong Siu-hing, the younger brother of Mr. Kwok Ping-sheung, Walter and the elder brother of Mr. Kwok Ping-luen, Raymond.

KWOK Ping-luen, Raymond

MA (Cantab), MBA, Hon DBA, Hon LLD, JP
Vice Chairman & Managing Director (Age: 55)

Mr. Kwok has been with the Group for 30 years. He holds a Master of Arts degree in Law from Cambridge University, a Master degree in Business Administration from Harvard University, an Honorary Doctorate degree in Business Administration from The Open University of Hong Kong and an Honorary Doctorate degree in Laws from The Chinese University of Hong Kong. He is Chairman of SUNeVision Holdings Ltd. and SmarTone Telecommunications Holdings Limited, a Non-Executive Director of Transport International Holdings Limited and USI Holdings Limited, and an Independent Non-Executive Director of Standard Chartered Bank (Hong Kong) Limited.

In civic activities, Mr. Kwok is a Director of The Real Estate Developers Association of Hong Kong, a Member of the General Committee of The Hong Kong General Chamber of Commerce, a Member of the Hong Kong Port Development Council and Vice-Chairman of the Council of The Chinese University of Hong Kong. Mr. Kwok is the son of Madam Kwong Siu-hing, and the younger brother of Mr. Kwok Ping-sheung, Walter and Mr. Kwok Ping-kwong, Thomas.

The Hon Sir Sze-yuen CHUNG

GBM, GBE, PhD, FREng, JP
Independent Non-Executive Director (Age: 90)

Sir Sze-yuen Chung has been an Independent Non-Executive Director of the Company since March 2001. Sir Sze-yuen is Chairman and Independent Non-Executive Director of Transport International Holdings Limited. He is also Independent Non-Executive Director of CLP Holdings Limited and Pro-Chancellor of The Hong Kong University of Science & Technology. He has contributed significantly in Hong Kong's political, industrial and tertiary education fields for over four decades. He was Senior Member of Hong Kong Legislative Council (1974-78), Executive Council (1980-88), and Convenor of HKSAR Executive Council (1997-99). He was Chairman of Federation of Hong Kong Industries (1966-70), Hong Kong Productivity Council (1974-78); President of Engineering Society of Hong Kong (1960-61) and Hong Kong Academy of Engineering Sciences (1994-97). He established Hong Kong Polytechnic in 1972, City Polytechnic in 1984, The Hong Kong University of Science & Technology in 1991 and Hospital Authority in 1990. He was deeply involved in the Sino-British Negotiation on Hong Kong's future (1982-85) and the establishment of the Hong Kong Special Administrative Region (1993-97).

Directors and Organization

YIP Dicky Peter

BBS, MBA, MBE, JP

Independent Non-Executive Director (Age: 61)

Mr. Yip has been an Independent Non-Executive Director of the Company since September 2004. He joined The Hongkong and Shanghai Banking Corporation Limited ("HSBC") in Hong Kong in 1965 with working experiences in London, China and San Francisco. Mr. Yip worked in a number of departments of HSBC, which include trade services, corporate banking, group consultancy service and regional training. His previous assignment prior to becoming CEO China had been in personal financial services, covering jobs in marketing, card products, customer service and sales, with responsibilities over consumer business in Hong Kong. From January 2003 to April 2005, Mr. Yip was appointed Chief Executive China Business, based in Shanghai; meanwhile, he was also a director of Bank of Shanghai, Ping An Insurance and Ping An Bank in China. Since April 2005, Mr. Yip has become a General Manager of HSBC. He has also been appointed Executive Vice President of Bank of Communications since 1 May 2005.

Mr. Yip is an elected associated member of the Chartered Institute of Bankers, London and was educated in Hong Kong with an MBA from The University of Hong Kong. He received the Ten Outstanding Young Persons Award in 1984 for his contribution to the banking industry and the community in Hong Kong. Mr. Yip was awarded the MBE by the British Government in 1984. In 1999, he was appointed Unofficial Justice of Peace in Hong Kong. In 2000, he was awarded the Bronze Bauhinia Star by the Government of the Hong Kong Special Administrative Region. In addition, he is now an examiner of China Banking Regulatory Commission's Recruitment Committee, an advisor for the Beijing Financial Development Advisory Group and the Honorary Chairman of Hong Kong Chamber of Commerce in China. He is also a director of the European Union Chamber of Commerce in China.

Mr. Yip is active in community and youth activities in Hong Kong and is a member of a number of service organisations such as Hong Kong Committee for United Nations Children Fund and the 8th National Council of Red Cross Society of China.

Professor WONG Yue-chim, Richard

SBS, JP

Independent Non-Executive Director (Age: 56)

Professor Richard Wong has been an Independent Non-Executive Director of the Company since May 2005. He currently serves as Deputy Vice-Chancellor and Provost of The University of Hong Kong. Professor Wong has been active in advancing economic research on policy issues in Hong Kong and Mainland China through his work as founding Director of both the Hong Kong Centre for Economic Research and Hong Kong Institute of Economics and Business Strategy. Professor Wong was awarded the Silver Bauhinia Star in 1999 by the Government of the Hong Kong Special Administrative Region for his contributions in education, housing industry and technology development. In addition, he was appointed Justice of the Peace in July 2000. Professor Wong studied Economics at the University of Chicago and graduated with a Doctorate in Philosophy.

Dr. CHEUNG Kin-tung, Marvin

DBA(Hon), GBS, OBE, JP

Independent Non-Executive Director (Age: 61)

Dr. Cheung was appointed as an Independent Non-Executive Director of the Company on 7 December 2007. He is a Non-Official Member of the Executive Council, Chairman of the Airport Authority Hong Kong and Aviation Security Company Limited, Chairman of the Board of Supervisory Committee of the Trustees of the Tracker Fund, Chairman of the Council of the Hong Kong University of Science and Technology, a Council Member of the Open University of Hong Kong and a Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. He is an Independent Non-Executive Director of Hang Seng Bank Limited, HKR International Limited and Hong Kong Exchanges and Clearing Limited. Dr. Cheung is also a Director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Limited.

KWOK Ping-sheung, Walter

D.Sc, Msc (Lond), DIC, MICE, JP
Non-Executive Director (Age: 57)

Mr. Kwok has been with the Group for 34 years. He holds an Honorary Doctor of Science degree and a Master of Science degree in Civil Engineering from the Imperial College of Science and Technology, University of London, and is a Member of the Institution of Civil Engineers, U.K. and a Member of the Hong Kong Institution of Engineers. He is an Executive Director of SUNeVision Holdings Ltd., a Non-Executive Director of Transport International Holdings Limited and Director of Wilson Parking (Holdings) Limited and Hung Cheong Import & Export Co., Ltd.

He is also a Director of The Real Estate Developers Association of Hong Kong and Tsimshatsui East Property Developers' Association Ltd. and Honorary Treasurer of the Federation of Hong Kong Hotel Owners. On the community front, he is the Past Chairman of the Former Directors Committee of the Hong Kong Community Chest. He is also a Member of MBA Programmes Committee of The Chinese University of Hong Kong and an Honorary Member of The Court of The Hong Kong University of Science & Technology.

Mr. Kwok is an Honorary Citizen of Beijing & Guangzhou and a Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference. Mr. Kwok is the son of Madam Kwong Siu-hing, and the elder brother of Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond.

Sir Po-shing WOO

Hon.LLD., FCIArb, F.I.Mgt., FInstD
Non-Executive Director (Age: 79)

Sir Po-shing Woo has been a Non-Executive Director of the Company since August 1972. He is a Director of Henderson Development Limited, Non-Executive Director of Henderson Land Development Company Limited and Henderson Investment Limited and a Consultant of Jackson Woo & Associates. He was admitted to practise as solicitor in England and Hong Kong and is also a Fellow of The Hong Kong Management Association, The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded an Hon.LLD. by The City University of Hong Kong and is a Fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. He is also the Founder of the Woo Po Shing Medal in Law and the Woo Po Shing Overseas Summer School Travelling Scholarship, both at The University of Hong Kong, and the Woo Po Shing Professor (Chair) of Chinese and Comparative Law at City University.

Dr. LI Ka-cheung, Eric

GBS, OBE, JP, LLD, DSocSc., B.A.
Non-Executive Director (Age: 55)

Dr. Eric Li has been a Non-Executive Director of the Company since May 2005. Dr. Li is the Senior Partner of Li, Tang, Chen & Co., Certified Public Accountants. He is also an Independent Non-Executive Director of Transport International Holdings Limited, Wong's International (Holdings) Limited, Hang Seng Bank Limited, China Resources Enterprise, Limited, Roadshow Holdings Limited, SmarTone Telecommunications Holdings Limited, Bank of Communications Co., Ltd and Meadville Holdings Limited. Dr. Li is a member of The 11th National Committee of Chinese People's Political Consultative Conference, an advisor to Ministry of Finance on international accounting standards, a convenor cum member of the Financial Reporting Review Panel, a member of the Commission on Strategic Development, a former member of the Legislative Council of Hong Kong and Chairman of its Public Accounts Committee. He was also a past president of the Hong Kong Institute of Certified Public Accountants (formerly Hong Kong Society of Accountants).

Directors and Organization

KWAN Cheuk-yin, William

LLB
Non-Executive Director (Age: 74)

Mr. William Kwan has been a Non-Executive Director of the Company since July 1999. As a Managing Partner with the Solicitors firm of Woo, Kwan, Lee & Lo, Mr. Kwan has 46 years of experience in legal practice. He is a former Director and Advisor and currently a voting member of the Tung Wah Group of Hospitals, a past member of the Stamp Advisory Committee, Vice Chairman of the Hong Kong Scout Foundation, President of the Hong Kong Branch of the King's College London Association, President of the Hong Kong Philatelic Society, Vice Chairman of the Federation of Inter-Asia Philately, a permanent advisor of Wah Yan (Hong Kong) Past Students Association, a Director of Wah Yan Dramatic Society, a Committee Member and Legal Advisor of South China Athletic Association and former Vice Manager of its Football Section as well as Manager of its Ten Pin Bowling Section and an Honorary Legal Advisor of the Hong Kong Society for Reproductive Society.

Mr. Kwan was Commissioner General and Vice Chairman of the Organizing Committees of the Hong Kong 1994, 1997, 2001 and 2004 International Stamp Exhibitions and has been re-appointed Commissioner General for 2009 International Stamp Exhibition. He served on the Hong Kong Golf Club General Committee on several occasions in various capacities. He graduated from King's College, London University and is a Fellow of King's College London, the Institute of Arbitrators and the Royal Philatelic Society, London.

LO Chiu-chun, Clement

Non-Executive Director (Age: 78)

Mr. Lo was an Executive Director and the Company Secretary of the Company for 28 years before he resigned from both positions in February 1998. He has been in the property development industry since 1960s.

CHAN Kai-ming

CEng, FIStructE, MICE
Executive Director (Age: 76)

Mr. Chan has been an Executive Director of the Company since January 1981. He also served as an appointed Member of the District Board of Shatin for three years from 1985.

CHAN Kui-yuen, Thomas

B Comm
Executive Director (Age: 62)

Mr. Chan has been an Executive Director of the Company since September 1987. He graduated from the United College, The Chinese University of Hong Kong. He joined the Group in 1973 and is now responsible for land acquisitions and project planning matters. Mr. Chan is also an Executive Director of SUNeVision Holdings Ltd. He was awarded Honorary University Fellowship of The Open University of Hong Kong in 2007.

KWONG Chun

Executive Director (Age: 79)

Mr. Kwong has been an Executive Director of the Company since October 1992. He graduated from the Zhong Nan Finance & Economics College of Wuhan in China. He worked for the Guangzhou office of the People's Bank of China before coming to Hong Kong in 1962 to work for Eternal Enterprises Limited. He was transferred to Sun Hung Kai Enterprises Limited in 1963. In 1972, the Company became a listed company and he has worked for it ever since. Mr. Kwong is the younger brother of Madam Kwong Siu-hing.

WONG Yick-kam, Michael

BBA, MBA
Executive Director (Age: 56)

Mr. Wong has been with the Group for 27 years. He obtained his Bachelor of Business Administration and Master of Business Administration degrees from The Chinese University of Hong Kong. He has been an Executive Director of the Company since 1996 and is currently responsible for the Group's strategic planning, corporate development, infrastructure projects, financial investments and investor relations.

Mr. Wong is Deputy Chairman of RoadShow Holdings Limited, an Executive Director of SUNeVision Holdings Limited and a Non-Executive Director of SmarTone Telecommunications Holdings Limited and USI Holdings Limited.

In community service, Mr. Wong is Chairman of the Hong Kong Youth Hostels Association. He is a member of the Steering Committee on Promotion of Volunteer Service and a member of the Steering Committee on Child Development Fund of the Hong Kong Government. He is also a member of the Board of Trustees of New Asia College, The Chinese University of Hong Kong, and a member of the Council of The Open University of Hong Kong.

WONG Chik-wing, Mike

MSc(IRE), FHKIS, Registered Professional Surveyor (BS)
Executive Director (Age: 52)

Mr. Wong graduated from the Hong Kong Polytechnic University with distinction and holds a Master degree in International Real Estate. He is a Fellow of the Hong Kong Institute of Surveyors and a Registered Professional Surveyor. He joined the Group in 1981 and was appointed an Executive Director of the Company in January 1996. He is currently responsible for project management matters of the Group's development projects.

WOO Ka-biu, Jackson

MA (Oxon)
Alternate Director to Sir Po-shing Woo (Age: 46)

Mr. Woo was appointed as an Alternate Director to Sir Po-shing Woo in October 2002. Mr. Woo is a Director of Kailey Group of Companies. He holds a Master's degree in Jurisprudence from Oxford University and is qualified as a solicitor in Hong Kong, Australia, England and Wales. Mr. Woo is currently a partner of Jackson Woo & Associates and was a director of N. M. Rothschild & Sons (Hong Kong) Limited. Prior to that he was a partner in the corporate finance department of Woo, Kwan, Lee & Lo. Mr. Woo is also an Alternate Director to Sir Po-shing Woo, a Non-Executive Director of Henderson Land Development Company Limited and Henderson Investment Limited. In January 2008, Mr. Woo was awarded 2008 World Outstanding Chinese Award by the United World Chinese Association and Honorary Doctor Degrees from The University of West Alabama. He is the son of Sir Po-shing Woo.

Directors and Organization

Organization Chart and Senior Executives


Board of Directors
Vice Chairman & Managing Director Kwok Ping-kwong, Thomas (1)
Vice Chairman & Managing Director Kwok Ping luen, Raymond (1)
Architectural & Engineering Executive Director Chan Kai-ming (2)
Project Management Executive Director Wong Chik-wing, Mike (3)
Construction (4)
Mechanical & Electrical Installation (4a)
Project Monitoring (5)
Hotel (6)
Project Planning & Development Executive Director Chan Kui-yuen, Thomas (7)
Valuation (8)
Sales (9)
Leasing (10)
China (11)
Building Management Executive Director Kwong Chun (12)
Corporate Planning & Investments Executive Director Wong Yick-kam, Michael (13)
Property Investment (14)
Corporate Finance (15)
Telecommunications/ Information Technology (16)
Legal/ Company Secretarial (17)
Transport Infrastructure Management/ Logistics/Retail (18)
Financial Services/ Insurance (19)
Accounts (20)
Estate Management (21)
Public Affairs/ Community Relations (22)
Internal Audit (23)
Internal Affairs (24)

(1) Executive Committee

Kwok Ping-kwong, Thomas
MSc(Bus Adm), BSc(Eng), FCPA, SBS, JP
Vice Chairman and Managing Director

Kwok Ping-luen, Raymond
MA(Cantab), MBA, Hon DBA, Hon LLD, JP
Vice Chairman and Managing Director

Chan Kai-ming
CEng, FIStructE, MICE
Executive Director (Architectural & Engineering)

Chan Kui-yuen, Thomas
B Comm
Executive Director (Project Planning & Development)

Kwong Chun
Executive Director (Building Management)

Wong Yick-kam, Michael
BBA, MBA
Executive Director
(Corporate Planning & Investments)

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS)
Authorized Person
Executive Director (Project Management)

(1a) Chairman's Office

Yung Wing-chung
Corporate Advisor

Chien Yuan-hwei, George
BSc(Eng), MSc, DIC, CEng, PEng, FICE, FITE
Transportation Advisor

Chin Ping-fai, Johnny
MA
Manager

Overton, Thomas Mc Donald
BSc, MBA
Manager

Wong Hoi-jen, Rebecca
Manager

Lu Yee-liang, Gavin
BSc(Arch), BArch(Hons), MSIA, RIBA
Registered Architect
Manager

Lee Chak-cheong, Roger
BSc, MSc, CEng, MICE, MIHT, MILT
Deputy Manager (Transport)

Ho Tak-ming, Benny
BSc, MSc, CFA, CAIA, FRM
Deputy Manager

(2) Architectural and Engineering

Chan Kai-ming
CEng, FIStructE, MICE
Executive Director

a. **Sitt Nam-hoi**
BA(Hons), BArch(Distinction), HKIA
Registered Architect
Authorized Person
Chief Architect

Yu Chung-yeung
CEng, FIStructE, FHKIE, MICE, RSE, RPE
Consultant

Li Kwong-hing
BSc(Eng), MSc, DIC, CEng, MIMechE, FCIBSE, MHKIE, RPE
Chief Building Services Engineer

Lau Chi-kin
MSc, CEng, FIStructE, FHKIE, MICE, RSE, RPE, I RSE-PRC
Authorized Person
Chief Structural Engineer

Ng Tze-kwan, Jeff
BArch, MAIBC, MRAIC, HKIA
Registered Architect
Authorized Person
Deputy Chief Architect

Choi Siu-chuen
MHKIE
Deputy Chief Building Services Engineer

Li Ka-wing
Deputy Manager

Chan Wai-hing, Clara
Deputy Manager

Lam Kwok-leung, Kelvin
BSc(Eng), CEng, MIStructE, MHKIE, RSE
Deputy Chief Structural Engineer

Chiu Wai-kuen, Stephen
BSc(Eng)
Senior Structural Engineer

Lau Kay-shui
MSc, CEng, MIStructE, MHKIE, RPE, RSE
Senior Structural Engineer

Chiu Tai-shing, Joseph
BASc, MSc, PEng, MHKIE
Senior Structural Engineer

Tang Wai-man, Tony
BA(AS), BArch, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Senior Architect

Ng Hin, Felix
BA(AS), MArch, HKIA
Registered Architect
Authorized Person
Senior Architect

Wong Ka-man, Carmen
BA(AS), MArch, HKIA, RIBA
Registered Architect
Authorized Person
Assistant Manager

Yuen Chung-ah, Michael
BA(Hons), BArch, RIBA, HKIA
Registered Architect
Design Architect

Sin Wai-man, Abby
BLA(Hons), OALA, CSLA
Assistant Manager

Toh Suan-sim
BArchSt, BArch(Hons)
Registered Architect (Singapore)
Assistant Manager

Leung Hok-man, Ricky
BEng(Hons), CEng, MIStructE, MHKIE, MIEAust, CPEng, RPE
Senior Structural Engineer

Wu Chi-wing
BEng(Hons)
Senior Structural Engineer

b. **Leung Yuen-dick**
BArch, MA Arb, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Manager

Yen Koon-wai, Michael
BA(AS)Hons, MArch, HKIA
Registered Architect
Authorized Person
Assistant Manager

Leung Chi-keung, Barry
BA(AS), BArch, HKIA
Registered Architect
PRC Class I Registered Architect Qualification
Assistant Manager

Fung Siu-man, Shirley
BA(AS), MArch, HKIA
Registered Architect
Authorized Person
Assistant Manager

King Jun-ping, Christopher
BA(Arch), MArch, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Assistant Manager

Directors and Organization

Fong Ching, Jeffrey
BSc(Hons), MSc(Arch), Dip Arch, HKIA
Registered Architect
Assistant Manager

(3) Project Management

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS)
Authorized Person
Executive Director

Tung Chi-ho, Eric
BA(AS)Hons, BArch, HKIA
Registered Architect
Authorized Person
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Tam Tin-fong, Martin
BArch, RIBA, FHKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Manager

Sitt Nam-hoi
BA(Hons), BArch(Distinction), HKIA
Registered Architect
Authorized Person
Manager

Au Yeung Shiu-keung
BSc(Eng), CEng, FHKIE, FCIBSE, FIEE, FIEAust
Manager

Lee Tit-sun, Augustine
BArch, FHKIA
Registered Architect
Authorized Person
Manager

Chu Kwok-kit, Ringo
BA(AS), BArch, RIBA, HKIA, ARAIA
Registered Architect
Authorized Person
Manager

Au Ho-cheung, David
BSc(Arch), MArch, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Manager

Chung Wing-tim, Alain
BA(AS)Hons, BArch, HKIA
Registered Architect
Authorized Person
Manager

Ng Chak-kin, Clarence
BA(AS), BArch, RIBA, HKIA
Registered Architect
Authorized Person
Deputy Manager

Woo Yan-fan, Stella
BA(AS), MArch, MBA, HKIA
Registered Architect
Authorized Person
Deputy Manager

Chan Hong-ki, Robert
BSc, MRICS, MHKIS, RPS(BS)
Authorized Person
Deputy Manager

Chan Lai-man, Raymond
BSc(Eng), MBA, MRICS, MHKIS, MHKIE, MCIOB, MHKICM
Deputy Manager

Cheung Wai-tak, Vitus
BSc(Eng), MHKIE, MCIBSE, MIEAust, MIEE
Deputy Manager

So Wai-lik, Johnson
BSc, MBA, FRICS, FHKIS, FSZCEA, ACIArb, AHKIArb, RPS(QS)
Deputy Manager

Tsang Wai-ming, Thomas
BArch, MCIArb, AHKIArb, RIBA, HKIA, RAIA, MAIB
Registered Architect
Authorized Person
Deputy Manager

Wong Wai-yin, May
BID, ASID
Deputy Manager

Mak Mang-tim, Timothy
BA(Hons), BArch, HKIA
Registered Architect
Authorized Person
Deputy Manager

Chiu Hon-hang, Elvin
BES, BEDS, BArch, HKIA, PFM
Registered Architect
Authorized Person
Assistant Manager

Cheung Chin-hung, Sunny
BEng(Hons), CEng, MHKIE, MICE, MGSHK, EUR.ING, RPE
Assistant Manager

Frank Leung
BArch(Hons), HKIA
Registered Architect
Authorized Person
Assistant Manager

Ng Chau-ming, Nelson
BEng, CEng, MIStructE, MHKIE, RPE
Assistant Manager

Tsang Chun-wing, Donald
MSc(Eng), CEng, MIStructE, MHKIE, RPE
Assistant Manager

Cheung Chi-ping, Ricardo
BSc, MRICS, MHKIS, MACostE, AAIQS, RPS(QS)
Assistant Manager

Yuen Yiu-ming, Kelvin
BSc(Hons), MRE, MAIBS, MRICS, MHKIS
Assistant Manager

Pau Wai-keung
MEEM, MEM, CEng, CFM, MHKIE, MCIBSE, MIEE, MASHRAE, MHKCS, RPE
Assistant Manager

Ng Muk-kwai, Rayson
MBA, CEng, MIMechE, MCIBSE, MHKIE, RPE
Assistant Manager

Tse Pak-wing
Assistant Manager

Kung Chi-ming, Keith
BA(AS), MArch, MSc, HKIA
Registered Architect
Assistant Manager

Chan Shing-kwong, David
BA(AS), BArch, RIBA, HKIA
Registered Architect
Assistant Manager

Law Wei-man, Sabrina
BA(Hons), DipArch, MBA, HKIA
Registered Architect
PRC Class I Registered Architect Qualification
Assistant Manager

Ng Chun-wai, David
BArch, MHIREA
Assistant Manager

Cheung Kam-cheung, Angus
BA(AS), MArch, MCIArb, HKIA
Registered Architect
Authorized Person
Assistant Manager

Kwok Wing-kwong
MSc(Eng), PhD, CEng, MIMechE, MHKIE, MCIBSE, MIFireE
Assistant Manager

(4) Construction

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS)
Authorized Person
Executive Director

Kwok Leung Kit-kan, Ingrid
MSc(Bus Adm), BSc(Hons), CEng, MBCS, MHKIE, CITP
Manager

Tsoi Siu-ho, Robert
BSc, MSc, DipCon, FCPA, ARCS, DIC
Manager (Central Functions)

Lee Bing-shu
Consultant (Construction Management)

Mo Kon-fei, Kenneth
MSc(Eng), MBA, LLB, DipMS, MHKIE, CEng, MICE, RSE, 1RSE-PRC
Authorized Person
Manager (Construction Management)

Tsoi Yuk-man, Desmond
MA, MSc, FCIArb, MRICS, MHKIS, MCIOB
Manager (Construction Management)

Lee Kwok-wa, Chris
MAIB
Manager (Construction Management)

Chan Hon-yee
ACMA, CPA
Deputy Manager (Construction Management)

Hui Lin-sing, Roger
BSc(Eng), CEng, MICE, MIStructE, MHKIE, RSE, RPE
Deputy Manager (Construction Management)

Wong Leung Kit-wah, Linda
Deputy Manager (Purchasing)

Fung Chi-on, Ricky
Deputy Manager (Purchasing)

Lau Wai-keung, Dennis
MRICS, MHKIS
Deputy Manager (Contract Subletting)

Chan Kin-wah, Jonathan
MEM, TechRICS, TAHKIS
Deputy Manager (Contract Subletting)

Lam Fuk-wing
BSc(Civil Eng)
Deputy Manager (Construction Management)

Cheung Kam-fan
Deputy Manager (Construction Management)

Tse Kam-hon, Sidney
Consultant (Construction Management)

Ng Kwok-cheung, Barry
BCSc(Hons), MBA
Assistant Manager (Information Technology)

Chong Mo, Simon
BSc, MSc
Assistant Manager (Information Technology)

Lai Wai-ching, Phoebe
MSc, FCCA, CPA
Assistant Manager (Accounting)

Chan Ying-kuen, David
Assistant Manager (Accounting)

Lai Siu-ki, Pele
MBA, MIHRM(HK), MHKMA, PMgr, Certified HR Professional - PRC
Assistant Manager
(Human Resources & Administration)

Mak Kwok-leung
BSc, MBA, CEng, MIMechE, MHKIE, RPE
Assistant Manager (Plant & Machinery)

Kong Chi-keung, Danie
Assistant Manager (Purchasing)

Yu Shui-kee, Quincy
MRICS, MHKIS
Assistant Manager (Quantity Surveying)

Mak Tak-yin, Jay
BSc, MSc, MRICS, MHKIS, MCIArb, RPS(QS)
Assistant Manager (Quantity Surveying)

Hui Chi-kin, Ronnie
BEng, CEng, MIMechE, MHKIE, MCIBSE, MIEAust, MASME, MASHRAE, RPE
Assistant Manager (Mechanical & Electrical)

(4a) Mechanical and Electrical Installation

Yu Yiu-wing
Consultant

Tsoi Siu-ho, Robert
BSc, MSc, DipCon, FCPA, ARCS, DIC
Manager

Lam Chung-mo, Moses
BEng(Hons), CEng, MIEE, MHKIE, RPE
Deputy Manager

Sin Hung-fai
Deputy Manager (Fire Services)

Tam Ping-ip
DMS, MIEEE
Assistant Manager (Electrical Services)

Ng Chung-ming
Assistant Manager (Fire Services)

Chan Chor-tat, Gilbert
Assistant Manager (Fire Services)

Pang Ki-kai
AIIM
Assistant Manager (Electrical Services)

(5) Project Monitoring

Luk Wang-kwong, John
BSc(Eng), LLB, MSc(Eng), MBA, PDCE, PhD, CEng, FICE, FIStructE, FHKIE, FCIArb
Project Advisor

Wong Wai-tung
MA Arb, DipArb, FHKIE, FCIOB, FCIArb, RPE
Deputy Manager

Tsang Wai-keung, Savio
MBA, MRICS, MHKIS, MCIOB, MHKICM, MCIArb, MASI
Deputy Manager

Ip Tak-pan, Ben
BSc(Hons), MHKIS, MRICS, MACostE, MHKICM, MSBHK, MIMS, RPS(QS)
Assistant Manager

(6) Hotel

Chow Yum-chong, Francis
FCCA, FCPA
Vice President (Finance), Hotel Division

Chan Tin-yau, Keven
CHSP
Deputy Vice President (Operations), Hotel Division

Cheung Kin-man, Ricky
B Comm, CPA, CPA(Aust)
Financial Controller, Hotel Division

Tie Teh-lee
BArch
Assistant Manager

Chuang Sze-bai, Brian
BArch, HKIA
Registered Architect
Assistant Manager

a. The Royal Garden

Chan Tin-yau, Keven
CHSP
General Manager

Chan Suk-ching, Jenny
Hotel Manager

Lai Che-wah, Johnny
Executive Assistant Manager

Yuen Ching-hoi, Horace
Financial Controller

b. Royal Park Hotel

Cheung Cheuk-man, Carman
General Manager

Tam Kam-ming, Andrew
Financial Controller

Directors and Organization

c. **Royal Plaza Hotel**

Wong Chak-fung, Peter
PhD, CHA, FHKIoD, FCMI, FIH, MIMC, MBCS, MTMA
General Manager

Lee Chi-wah, Howard
MA, BA
Executive Assistant Manager

Lee Chi-keung, Marvey
Financial Controller

d. **Royal View Hotel**

Au Ka-yiu, Stephen
General Manager

Choi Kwok-ning, Philips
Financial Controller

(7) Project Planning and Development

Chan Kui-yuen, Thomas
B Comm
Executive Director

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS)
Authorized Person
Executive Director

Chu Kwok-kit, Ringo
BA(AS), BArch, RIBA, HKIA, ARAIA
Registered Architect
Authorized Person
Manager

Lu Chee-yuen, Spencer
BEng, MEng, CEng, MIStructE, MHKIE, RPE
Authorized Person
Manager

Fung Man-lok, Ronnie
MHKIS, RPS(GP)
Manager

Chan Po-ling, Margaret
BES(Hons), MSc(GIS), MHKIP, MCIP, RPP
Deputy Manager

(8) Valuation

Fung Chu-hee, Andrew
MSc(IRE), MRICS, MHKIS, RPS(GP)
Chartered Valuation Surveyor
Manager

(9) Sales

a. **Lui Ting, Victor**
BBA
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Chan Hon-lun, Andy
BSc(Hons), MRICS, MHKIS, RPS
Assistant Manager

Woo Chi-yuen, Allen
BSc(Hons), MRICS, MHKIS
Assistant Manager

b. **Chow Kwok-yin, Eric**
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Yim Dao-kit
Deputy Manager

Yang Joe-tsi, Edgar
MA
Deputy Manager

Lau Man-kwan, Julia
BArch, HKIA, Assoc AIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Deputy Manager

Cheuk Sau-mun, Amy
BSc
Deputy Manager

Ip Hoi-leung, Dolphin
MEM
Assistant Manager

c. **Tung Chi-ho, Eric**
BA(AS)Hons, BArch, HKIA
Registered Architect
Authorized Person
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Tam Sik-cham
BSc
Assistant Manager

(10) Leasing

Retail

a. **Chan Kai-ming**
CEng, FIStructE, MICE
Executive Director

Lam Ka-keung, Henry
BSc(Hons), MSc(Const & Real Est)
Manager

Yau Hin-chung, William
BA(AS)
Deputy Manager

Chow Shuk-man, Judy
BA, BSc
Assistant Manager

b. **Fung Sau-yim, Maureen**
BSc(Hons)Est. Mgt., MHousMan(Distinction), MBA, FISCM, FIIM, MHIREA
Manager

Lee Pik-kee, Michelle
BA(Hons), MBA, MISCM
Assistant Manager

c. **Chung Sau-lin, Fiona**
BBA, MBA, MRICS, MHKIS
Deputy Manager

d. **El-Azar, Karim Naji**
Assistant Manager

e. **Ho Lick-tin**
Manager

Fung Yick-lam, Cris
Deputy Manager

Office

Wong Chin-wah, Jimmy
BSc(Est Mgt), Cert Ed, MSISV, MHKIS, MAPFM, FHIREA, RPS, RPHM
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Lo King-wai
MBA, MRICS, MCIOB, MHKIS, RPS
Manager

Lau Lai-ching, Ellijah
Dip.BS(Mktg), FHIREA, MCIH, MHKIH, FISCM
Deputy Manager

Man Chi-fung, Rick
BA, PDip(Real Estate)
Assistant Manager

Leung Ka-po, Filipe
MEng(Hons), MPhil, AdvDip(PropDev), ACGI, PDQM, PDEC
Assistant Manager

Residential (Signature Homes)

Kang Min, Mavis
BSoc.Sc(Hons), DipSurv
Deputy Manager

Industrial

Yau Man-fat, Kelvin
BSc(Hons), MBA, MHousMan, PgDipInvMgt, DipHousMan, FHKIH, MCIH, MHKSI, MIFMA, MIMgt, RPHM
Deputy Manager

(11) China

Kwong Chun
Executive Director

Chan Kui-yuen, Thomas
B Comm
Executive Director

So Chung-keung, Alfred
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Au Ho-cheung, David
BSc(Arch), MArch, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Manager

Zhou Yimin, Andrew
MBA, PhD, CMgr
Manager

Lim Yoke-tuan, Michael
LLB(Hons), MBA, FCPA, FCMA, CA(M)
Manager

Chau Sai-yim, Stephen
Manager

Tang Wai-chung, Ted
Manager

Leung Yuen-dick
BArch, MA Arb, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Manager

Ching Wai-chuen, Antonio
BA(AS), BArch, RIBA, HKIA, RAIA
Registered Architect
Authorized Person
Deputy Manager

Tseung Sik-yin, Stephen
HKIA
Registered Architect
Authorized Person
Deputy Manager

Choy Chi-keung, Ian
BA, MHousMan
Deputy Manager

Ong Kim-leang, Jasmine
BSc (Est Mgt)
Deputy Manager

Li Iu-tong, Thomas
MA
Deputy Manager

Huang Shaomei, Echo
Consultant

Fok Yau-kit
FCEA, DMS, MBIM
Assistant Manager

Lam Kam-wing, Stafen
MSc, MCIM
Assistant Manager

Leung Chi-keung, Barry
BA(AS), BArch, HKIA
Registered Architect
PRC Class I Registered Architect Qualification
Assistant Manager

King Jun-ping, Christopher
BA(Arch), MArch, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Assistant Manager

Lee Wai-kam, Hyman
BA, MCF, FCCA, FCPA, ACA, AHKRFP
Assistant Manager

Hung Bo-lin, Judy
BA(Hons), MSc, MCIM
Assistant Manager

Kwan Chun-wah
BEng, MBA, MSc, CPA, CFA
Assistant Manager

Tse Chun-to, Sharon
BBA(Hons), FCPA, FCCA
Assistant Manager

(12) Building Management

Kwong Chun
Executive Director

Kwong Ching-wai, Alkin
BSc(Eng), PgDIT, CEng, MIStructE, MHKIE, RPE, RSE
Authorized Person
Manager

Mok Chi-hung
FCIH, FHKIH, MHIREA, RPHM
Manager

Kwok Chan-fai
MCIH, MHKIH, RPHM, EHKIM
Deputy Manager

Wong Kei-on
BA, MHKIH, MCIH, RPHM
Deputy Manager

Lee Tze-leung, Adrian
BBA, MBA, FCCA, CPA, HKRFP
Assistant Manager

Leung Nai-yin, Arthur
BBus, FCCA, FCPA, ACIB, AHKIB, CGA, CPA(Aust)
Assistant Manager

Kwan Yu-kuen, Ricky
Assistant Manager

Cheung Tam Ka-wood, Rebecca
FHKIH, MCIH, RPHM
Assistant Manager

Choi Ming-chi
Assistant Manager

(13) Corporate Planning and Investments

Wong Yick-kam, Michael
BBA, MBA
Executive Director

Hong Pak-cheung, William
BSc
Manager (Investments)

Mak Nak-keung
BSoc.Sc, MPhil
Manager (Economic Research)

Hui Wan-han, Emily
MA, Hon Dip (Distinction)
Manager (Corporate Communications)

Tse Man-kuen, Winnie
Deputy Manager (Corporate Communications)

Wong On-ning, Orlena
BBA, M Comm, CA
Deputy Manager (Corporate Planning)

Cheong Suk-ying, Linda
BSoc.Sc, MBA, CFA
Deputy Manager (Economic Research)

Poon Chun-wing, Johnny
BSoc.Sc, MBA, FCCA, CFA
Assistant Manager

Luk Ka-fat, Roger
BA, MBA, MAcc, CPA, CFA
Assistant Manager

Chan Wai-Tsz, Teresa
BA
Assistant Manager

Directors and Organization

(14) Property Investment

Lui Ting, Victor
BBA
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Chan Kwok-kin, Slayman
MSc, MRICS, MHKIS, RPS, RPHM
Deputy Manager

(15) Corporate Finance

Au Man-to
LLB, FCIS, ACIB
Manager

Kwok Yue-yee, Amy
B Comm
Manager

Ho Ka-wai, Josephine
MBA
Assistant Manager

(16) Telecommunications/ Information Technology

SmarTone Telecommunications Holdings Limited

Li, Douglas
Chief Executive Officer

SUNeVision Holdings Ltd.

Tsim Wing-kit, Alfred
Acting Chief Executive Officer

(17) Legal/Company Secretarial

Lai Ho-kai, Ernest
FCIS
Manager

Yung Sheung-tat, Sandy
BA(Law)Hons
Manager

Wong Siu-mun, Katherine
ACIS, ACS
Deputy Company Secretary

Tse Kar-lun, Frankie
LLB(Hons)
Deputy Manager

Chong Tin-cho
BSoc.Sc, LLB(Hons), LLM, LLD
Deputy Manager

Kwok, Helen
LLB(London)Hons
Legal Advisor

Yeung Ming-yip, Jason
LLB(Hons)
Assistant Manager

Lai Man-shek
BA(Law)Hons
Assistant Manager

Chan Miu-yin, Alice
LLB(Hons)
Assistant Manager

Chan Kin-chu, Harry
LLM
Assistant Manager

Tso Hon-yuk, Monica
LLB, LLM, MBA
Assistant Manager

Ho Pui-yi, Diana
LLB, MBEC
Assistant Manager

(18) Transport Infrastructure Management/Logistics/Retail

Wilson Group

Koch, Gary Alfred
Vice Chairman and Executive Director

Siu Hon-wah, Thomas
Managing Director

Cheng Siu-hung, Paul
Chief Executive Officer
Autotoll Limited

Fong Ping, Vincent
Director of Tollways

Lui Sung-yee, Alan
Director of Corporate Affairs

Ip Kam-shing, Jacky
Director of Parking

Wong Yuk-lan, Nancy
Director of Finance & Administration

Wu Tung-chai, Peter
Director of Equipment & Services

Logistics Services

Chung Wai-yin, Jessie
BA, MBA
General Manager
River Trade Terminal

Leung Lai-chi, Michelle
MMgt
Chief Operating Officer
Airport Freight Forwarding Centre Company Limited

Pang Tai-hing, Peter
Operations Director
Airport Freight Forwarding Centre Company Limited

Chan Kei-yan, Paul
BA, MBA
General Manager, Terminal Operations
River Trade Terminal

Yu Wai-yee, Fione
BA(Hons), FCCA
Financial Controller
Airport Freight Forwarding Centre Company Limited

The YATA Department Store

Chong Wai-chung, Daniel
Managing Director

Hui Hing-sang, Sam
Dip.BS
General Manager (Store Management)

Au Sin-lun, Catherine
BA
General Manager (Concession Management)

Cheung Kai-leung, Raymond
B Comm, MBA, CPA, CPA(Aust)
General Manager (Finance & Administration)

(19) Financial Services/Insurance

Financial Services

Yung Wing-chung
Consultant

Au Mo-cheung, Alex
EMBA(Distinction), PDipCD, DBA, MHKSI, FHKIoD
Manager

Ng Yu-po, Frederick
B Comm, MBA
Assistant Manager

Leung Ho-man, Wilson
BSocWork, MBA, CFA
Assistant Manager

Insurance

Chow Ka-yin
Manager

Wong Kwai-chuen, Andrew
BBA, MBA, ACII
Chartered Insurer
Deputy Manager

Yim Ka-yan, Amy
MBA, ANZIIF (Snr Assoc)
Deputy Manager

Pun Wing-sze, Doris
BSc, MPA, CPA, CPA(Aust)
Assistant Manager

(20) Accounts

Pun Chun-sun, Bernard
MSc, FCA, FCPA
Chief Accountant

Wu Tze-cheung, Philip
BA(Hons), FCPA, MIHRM(HK)
Manager

Leung Yu-kai, David
ACA, FCCA, FCPA
Manager

Li Ching-kam, Frederick
FCCA, CPA
Deputy Chief Accountant

Lee Hung-chak, Maurice
BBA(Hons), FCCA, CPA
Deputy Manager

Fok Yat-cheong, Edward
MSc(Eng), AHKIB, MHKCS
Deputy Manager (Information Technology)

Kwok Tai-wai, David
Deputy Manager (Information Technology)

So Wai-kei, Godwin
BA(Hons), ACCA, CPA, ACIS, ACIB
Deputy Manager

Chow Cheuk-wing, Eric
MPA, FCPA
Senior Accountant

Leung Cheuk-ming, Eric
MSc, CISSP, MHKCS
Assistant Manager (Information Technology)

Ko Ping-yin, Albert
Chief Cashier

Wong Mei-ki, Maggie
MA, FCCA, CPA, ACIS
Assistant Manager

Chan Chi-wai, Richie
MBA, CPA
Assistant Manager

Pang Chung-leung
CPA
Assistant Manager

Loh Cheuk-hin, Edward
BBA, MBA, FCCA, CPA
Assistant Manager

(21) Estate Management

Wong Chin-wah, Jimmy
BSc(Est Mgt), Cert Ed, MSISV, MHKIS, MAPFM, FHIREA, RPS, RPHM
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Chan Kam-fai
MCIH
Manager

Lam Man-pak, Patrick
BA(Hons), MCIH, RPHM
Deputy Manager

Lee Cheung-yiu, Gordon
BSc(Hons), MSc(Building Services Eng), MSc(Fire & Safety Eng), MRICS, MCIOB, MHKIS, MSOE, MIPlantE, MASHRAE, RPS(BS)
Deputy Manager

Sham Sik-shing, Simon
BTech(Hons), MCIH
Assistant Manager

Chan Shing-wai
Dip.BA, MCIH, RPHM
Assistant Manager

Hon Shuk-ching, Irene
Assistant Manager

Shiu Wai-ching, Teresa
BA(Hons), MHKIH, RPHM, FISCM
Assistant Manager

Chan Chun-wah, Owen
BSoc.Sc, MBA, MCIH, MHKIH
Assistant Manager

(22) Public Affairs/Community Relations

Public Affairs

Lee Luen-fai
BA, Cert Ed
Manager

Community Relations

Lee Kam-chung
Manager

Law Wan-fat, Joe
Assistant Manager

(23) Internal Audit

Chiu Yue-ming, Daniel
MAcc, FCCA, FCPA, FCIS, ACMA, FCPA(Aust)
Manager

Wong Chung-wai, Barry
BA(Hons), MBA, FCCA, CPA
Deputy Manager

Hui Sui-tak, Andrew
MBA, FCCA, CPA
Deputy Manager

Cheng Wai-ming, Vincent
BA(Hons), MSc, MPA, FCCA, FCPA, CIA, CISA
Assistant Manager

Yip Wai-leung, Keith
BBA(Hons), MPA, CPA
Assistant Manager

(24) Internal Affairs

Tang Chak-hin
BBA, MBA
Manager

Chan Choi-yin, Clara
MIHRM(HK)
Deputy Manager (Human Resources Management)

Ho Kui-yuen, Kenneth
BSoc.Sc, MBA, DTM
Deputy Manager (Training & Development)

Chow Chiu-mei, Grace
BBA, MA, MIHRM(HK)
Deputy Manager (Human Resources)

Wong Ho-keung, Jimmy
Assistant Manager (Office Management)

Financial Contents

Independent Auditor's Report

Deloitte.
德勤

TO THE MEMBERS OF SUN HUNG KAI PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Sun Hung Kai Properties Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 132 to 188, which comprise the consolidated and Company balance sheets as at 30 June 2008, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

11 September 2008

Consolidated Profit and Loss Account

For the year ended 30 June 2008

(Expressed in millions of Hong Kong dollars)

	Notes	2008	2007
Revenue	2(a)	**24,471**	30,994
Cost of sales		**(11,371)**	(17,387)
Gross profit		**13,100**	13,607
Other income		**403**	516
Selling and marketing expenses		**(1,350)**	(1,374)
Administrative expenses		**(1,425)**	(1,187)
Operating profit before change in fair value of investment properties	2(a)	**10,728**	11,562
Increase in fair value of investment properties		**12,206**	8,904
Operating profit after change in fair value of investment properties		**22,934**	20,466
Finance costs		**(922)**	(907)
Finance income		**217**	272
Net finance costs	3	**(705)**	(635)
Profit on disposal of long-term investments less impairment loss, net	4	**1,056**	36
Share of results of associates		**432**	1,610
Share of results of jointly controlled entities		**7,518**	4,390
	2(a)	**7,950**	6,000
Profit before taxation	5	**31,235**	25,867
Taxation	8	**(3,084)**	(4,453)
Profit for the year	2(a)	**28,151**	21,414
Attributable to :			
Company's shareholders		**27,602**	21,226
Minority interests		**549**	188
		28,151	21,414
Dividends	9		
Interim dividend paid		**2,051**	1,744
Final dividend proposed		**4,359**	3,987
		6,410	5,731
(Expressed in Hong Kong Dollars)			
Earnings per share based on profit attributable to the Company's shareholders (reported earnings per share)	10(a)		
Basic		**$10.87**	$8.52
Diluted		**N/A**	$8.52
Earnings per share excluding the effect of change in fair value of investment properties net of deferred tax (underlying earnings per share)	10(b)		
Basic		**$4.80**	$4.61
Diluted		**N/A**	$4.61

Consolidated Balance Sheet

As at 30 June 2008

(Expressed in millions of Hong Kong dollars)

	Notes	2008	2007
Non-current assets			
Investment properties	11	**159,293**	135,143
Fixed assets	12	**20,683**	21,476
Associates	14	**3,394**	3,414
Jointly controlled entities	15	**27,799**	19,684
Long-term investments	16	**4,566**	6,297
Loan receivables	17	**693**	1,120
Intangible assets	18	**605**	634
		217,033	187,768
Current assets			
Properties for sale	19	**65,417**	48,796
Debtors, prepayments and others	20	**11,552**	12,525
Short-term investments	22	**717**	841
Bank balances and deposits	23	**6,796**	7,364
		84,482	69,526
Current liabilities			
Bank and other borrowings	24	**(2,051)**	(773)
Trade and other payables	25	**(13,103)**	(14,136)
Deposits received on sales of properties		**(269)**	(6)
Taxation		**(4,171)**	(3,944)
		(19,594)	(18,859)
Net current assets		**64,888**	50,667
Total assets less current liabilities		**281,921**	238,435
Non-current liabilities			
Bank and other borrowings	26	**(38,252)**	(32,559)
Deferred taxation	27	**(18,903)**	(16,684)
Other long-term liabilities	28	**(709)**	(697)
		(57,864)	(49,940)
NET ASSETS		**224,057**	188,495
CAPITAL AND RESERVES			
Share capital	29	**1,282**	1,246
Share premium and reserves		**217,968**	184,230
Shareholders' funds		**219,250**	185,476
Minority interests		**4,807**	3,019
TOTAL EQUITY		**224,057**	188,495

Directors:

Kwok Ping-kwong, Thomas

Kwok Ping-luen, Raymond

Parent Company Balance Sheet

As at 30 June 2008
(Expressed in millions of Hong Kong dollars)

	Notes	2008	2007
Non-current assets			
Subsidiaries	13	**30,074**	30,074
Current assets			
Debtors, prepayments and others	20	**7**	7
Amount due from a subsidiary	21	**77,983**	66,989
Bank balances and deposits	23	**–**	–
		77,990	66,996
Current liabilities			
Bank and other borrowings	24	**(13)**	(4)
Trade and other payables	25	**(20)**	(20)
		(33)	(24)
Net current assets		**77,957**	66,972
NET ASSETS		**108,031**	97,046
CAPITAL AND RESERVES			
Share capital	29	**1,282**	1,246
Share premium and reserves	31	**106,749**	95,800
SHAREHOLDERS' FUNDS		**108,031**	97,046

Consolidated Cash Flow Statement

For the year ended 30 June 2008

(Expressed in millions of Hong Kong dollars)

	Notes	2008	2007
Operating activities			
Cash generated from operations	32a	**913**	4,420
Hong Kong Profits Tax paid		**(912)**	(1,141)
Outside Hong Kong tax paid		**(116)**	(23)
Net cash (used in) / from operating activities		**(115)**	3,256
Investing activities			
Purchase of subsidiaries	32b	**(4,484)**	(85)
Purchase of additional interest in a subsidiary		**(59)**	(27)
Purchase of jointly controlled entities		**(122)**	–
Purchase of long-term investments		**(329)**	(1,820)
Net repayments (advances to) / from associates, jointly controlled entities and investee companies		**(3,070)**	5,897
Additions to fixed assets		**(5,178)**	(4,429)
Additions to investment properties		**(2,798)**	(1,883)
Payment of telecommunications licence fees		**(66)**	(52)
Proceeds from disposal of investment properties		**–**	71
Proceeds from disposal of jointly controlled entities		**64**	–
Proceeds from disposal of long-term investments		**2,230**	875
Proceeds from disposal of other fixed assets		**5**	6
Interest received from investments		**51**	107
Dividends received from listed investments		**202**	111
Dividends received from unlisted investments		**6**	2
Dividends received from associates and jointly controlled entities		**3,182**	1,062
Loans and advances (made)/repaid		**(11)**	292
Net cash (used in) / from investing activities		**(10,377)**	127
Financing activities			
Bank and other borrowings raised		**13,712**	6,474
Repayment of bank and other borrowings		**(7,065)**	(3,480)
Increase in pledged bank deposits		**(9)**	(4)
Interest paid		**(1,623)**	(1,371)
Interest received		**220**	275
Proceeds from issue of shares by subsidiaries		**9**	7
Proceeds from issue of shares, net of expenses		**10,891**	54
Payment for repurchase of shares by a subsidiary		**(64)**	(22)
Increase/(decrease) in fundings from minority shareholders		**367**	(13)
Dividends paid to shareholders		**(6,154)**	(5,481)
Dividends paid to minority shareholders		**(410)**	(274)
Net cash from / (used in) financing activities		**9,874**	(3,835)
Decrease in cash and cash equivalents		**(618)**	(452)
Cash and cash equivalents at beginning of year		**6,975**	7,406
Effect of foreign exchange rates changes		**27**	21
Cash and cash equivalents at end of year	32c	**6,384**	6,975

Consolidated Statement of Changes in Equity

For the year ended 30 June 2008
(Expressed in millions of Hong Kong dollars)

	Attributable to Company's shareholders								
	Share Capital	Share Premium	Capital reserves	Investment revaluation reserve	Exchange reserve	Retained profits	Total	Minority interests	Total
At 1 July 2006	1,246	24,873	757	959	152	139,542	167,529	3,018	170,547
Exchange difference arising on translation of financial statements of									
– subsidiaries	–	–	–	–	774	–	774	81	855
– associates and jointly controlled entities	–	–	–	–	57	–	57	–	57
Fair value gains on available-for-sale investments	–	–	–	1,348	–	–	1,348	13	1,361
Net income recognized directly in equity	–	–	–	1,348	831	–	2,179	94	2,273
Fair value gains released on sale of available-for-sale investments	–	–	–	(31)	–	–	(31)	–	(31)
Profit for the year	–	–	–	–	–	21,226	21,226	188	21,414
Total recognized income for the year	–	–	–	1,317	831	21,226	23,374	282	23,656
Shares issued on exercise of share options	–	54	(1)	–	–	–	53	–	53
Recognition of share-based payment	–	–	1	–	–	–	1	–	1
Interim dividend paid	–	–	–	–	–	(1,744)	(1,744)	–	(1,744)
Final dividend paid	–	–	–	–	–	(3,737)	(3,737)	–	(3,737)
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	(40)	(40)
Capital contribution from minority interests	–	–	–	–	–	–	–	36	36
Repayment of capital contribution to minority interests	–	–	–	–	–	–	–	(3)	(3)
Dividends paid to minority shareholders	–	–	–	–	–	–	–	(274)	(274)
At 30 June 2007 and 1 July 2007	1,246	24,927	757	2,276	983	155,287	185,476	3,019	188,495
Exchange difference arising on translation of financial statements of									
– subsidiaries	–	–	–	–	**2,176**	–	**2,176**	**285**	**2,461**
– associates and jointly controlled entities	–	–	–	–	**176**	–	**176**	–	**176**
Fair value losses on available-for-sale investments	–	–	–	**(338)**	–	–	**(338)**	**(2)**	**(340)**
Net income and expense recognized directly in equity	–	–	–	**(338)**	**2,352**	–	**2,014**	**283**	**2,297**
Fair value gains released on sale/redemption of available-for-sale investments	–	–	–	**(578)**	–	–	**(578)**	–	**(578)**
Profit for the year	–	–	–	–	–	**27,602**	**27,602**	**549**	**28,151**
Total recognized income for the year	–	–	–	**(916)**	**2,352**	**27,602**	**29,038**	**832**	**29,870**
Issue of shares, net of expenses	**36**	**10,855**	–	–	–	–	**10,891**	–	**10,891**
Transfer to capital reserves arising from repurchase of its shares by a subsidiary	–	–	**1**	–	–	**(1)**	–	–	–
Shares issued by a subsidiary on exercise of share options	–	–	**(1)**	–	–	–	**(1)**	**1**	–
Interim dividend paid	–	–	–	–	–	**(2,051)**	**(2,051)**	–	**(2,051)**
Final dividend paid	–	–	–	–	–	**(4,103)**	**(4,103)**	–	**(4,103)**
Acquisition of subsidiaries	–	–	–	–	–	–	–	**1,329**	**1,329**
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	**(92)**	**(92)**
Deemed partial disposal of interest in a subsidiary	–	–	–	–	–	–	–	**7**	**7**
Capital contribution from minority interests	–	–	–	–	–	–	–	**121**	**121**
Dividends paid to minority shareholders	–	–	–	–	–	–	–	**(410)**	**(410)**
At 30 June 2008	**1,282**	**35,782**	**757**	**1,360**	**3,335**	**176,734**	**219,250**	**4,807**	**224,057**

(Expressed in millions of Hong Kong dollars)

1 Principal Accounting Policies

a. Basis of preparation

The financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards and Interpretations (collectively, "HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of the Hong Kong Companies Ordinance and Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The financial statements are prepared under the historical cost convention except for investment properties and certain financial instruments, which are measured at fair value, as explained in the principal accounting policies set out below.

In the current year, the Group has applied, for the first time, the following new standard, amendment and interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1 July 2007.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: Disclosures
HK(IFRIC) - INT 10	Interim financial reporting and impairment
HK(IFRIC) - INT 11	HKFRS 2 – Group and treasury share transactions

The adoption of these new HKFRSs has no significant impact on the Group's results and financial position.

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 restrospectively. Certain information presented in prior year under the requirements of HKAS 32 has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

The Group has not early applied the following new and revised standards, amendments and interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of financial statements[1]
HKAS 23 (Revised)	Borrowing costs[1]
HKAS 27 (Revised)	Consolidated and separate financial statements[2]
HKFRS 3 (Revised)	Business combinations[2]
HKAS 32 and 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation[1]
HKFRS 2 (Amendment)	Vesting conditions and cancellations[1]
HKFRS 8	Operating segments[1]
HK(IFRIC) - INT 12	Service concession arrangements[3]
HK(IFRIC) - INT 13	Customer loyalty programmes[4]
HK(IFRIC) - INT 14	HKAS19 – The limit on a defined benefit asset, minimum funding requirements and their interaction[3]

[1] Effective for annual periods beginning on or after 1 January 2009
[2] Effective for annual periods beginning on or after 1 July 2009
[3] Effective for annual periods beginning on or after 1 January 2008
[4] Effective for annual periods beginning on or after 1 July 2008

It is not anticipated that these new and revised standards, amendments and interpretations will have a significant impact on the Group's results or net assets.

1 Principal Accounting Policies (cont'd)

b. Basis of consolidation

The consolidated financial statements for the year ended 30 June 2008 incorporate the financial statements of the Company and all its subsidiaries (together referred to as the "Group") and the Group's interests in associates and jointly controlled entities on the basis set out in note 1(f) and note 1(g) below, respectively. The financial statements of the associates and jointly controlled entities used for this purpose are either coterminous with the financial statements of the Company or cover a year ended not more than three months before the Company's year-end. The results of subsidiaries, associates and jointly controlled entities acquired or disposed of during the year are included in the consolidated profit and loss account from the effective dates of acquisition or to the effective dates of disposal. All material intra-group transactions and balances are eliminated on consolidation. Unrealized profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity.

Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination.

c. Revenue

Revenue derived from the Group's principal activities comprises proceeds from sale of properties (excluding proceeds on development properties sold prior to their completion which are included in deposits received on sale of properties under current liabilities), gross rental income from properties letting under operating leases, revenue from hotel operation and revenue derived from other business activities including property management, car parking and transport infrastructure management, toll road fees, logistics business, construction, financial services, telecommunications, internet infrastructure, enabling services, department store and container and cargo handling services. It does not include the revenue of associates and jointly controlled entities.

d. Revenue recognition

Revenue of a transaction is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and these benefits can be measured reliably, on the following bases:

(i) Property sales

Profit from sale of completed properties is recognized upon the signing of the sale agreements.

When a development property is sold in advance of completion, profit is only recognized upon completion of the development. Deposits and instalments received from purchasers prior to this stage are included in current liabilities.

Where properties are sold under deferred terms with part of the sale proceeds being receivable after an interest-free period, that portion of the differences between the sale prices with and without such terms representing finance income are allocated to the profit and loss account on a basis that takes into account the effective yields on the amounts of the sale proceeds receivable over the interest-free period.

(ii) Rental income

Rental income from properties letting under operating leases is recognized on a straight line basis over the lease terms.

(iii) Hotel operation

Revenue from hotel operation is recognized upon provision of services.

(iv) Telecommunications

Revenue from telecommunications is recognized when the service is rendered.

1 Principal Accounting Policies (cont'd)

d. Revenue recognition (cont'd)

(v) Construction

Revenue in respect of building construction job is recognized based on the stage of completion method measured by reference to the proportion that costs incurred to date bear to estimated total costs for the contract.

(vi) Use of internet services centre facilities

Revenue from customer use of internet services centre facilities is recognized ratably over the term of the agreement.

(vii) Mortgage and other loans

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

(viii) Toll income

Toll income is recognized upon the passage of vehicles through tunnel.

(ix) Department store

Revenue from sale of own-bought goods and commission income from concession and consignment sales is recognized upon the transfer of risks and rewards of ownership of the goods.

(x) Provision of container and cargo handling service

Revenue from the provision of container and cargo handling service is recognized when the service is rendered.

(xi) Others

Other revenue including property management service fee, car parking management fee and insurance income are recognized when the services are rendered.

e. Subsidiaries

A subsidiary is a company in which the Company directly or indirectly controls more than half of the voting power, or controls the composition of the board of directors. Investments in subsidiaries are carried in the balance sheet of the Company at cost less impairment loss.

f. Associates

Associates are those in which the Group is in a position to exercise significant influence, but not control or joint control, over the management, including participation in the financial and operating policy decisions.

Results of associates are incorporated in the consolidated profit and loss account to the extent of the Group's share of post-acquisition profits less losses.

Interests in associates are accounted for in the consolidated balance sheet under the equity method and are carried at cost as adjusted for post acquisition changes in the Group's share of their results and reserves less any identified impairment loss.

1 Principal Accounting Policies (cont'd)

g. Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control.

(i) Jointly controlled entities

Jointly controlled entities involve the establishment of a separate entity in which the Group has a long-term interest and over which the Group is in a position to exercise joint control with other venturers in accordance with contractual arrangements.

Results of jointly controlled entities are incorporated in the consolidated profit and loss account to the extent of the Group's share of post-acquisition profits less losses whereas accounted for in the profit and loss account of the Company only to the extent of dividend income.

Interests in jointly controlled entities are accounted for in the consolidated balance sheet under the equity method and are carried at cost as adjusted for post-acquisition changes in the Group's share of their results and reserves less any identified impairment loss whereas in the balance sheet of the Company at cost less impairment loss.

(ii) Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognized in the balance sheet and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognized in the profit and loss account when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

h. Intangible assets

(i) Telecommunications licences

A mobile carrier licence, which is a right to establish and maintain a telecommunication network and to provide mobile services in Hong Kong, is recorded as an intangible asset. Upon the issue of the third generation licence ("3G Licence"), renewal of the Global System for Mobile communications licence ("GSM Licence") and Personal Communications Services Licence (the "PCS Licence") the cost thereof, which is the discounted value of the minimum annual fees payable over the licence period of 15 years and directly attributable costs of preparing the asset for its intended use, is recorded together with the related obligations. Amortization is provided on the straight line basis over the remaining licence period from the date when the asset is ready for its intended use.

The difference between the discounted value and the total of the minimum annual fee payments represents the effective cost of financing and, accordingly, for the period prior to the asset being ready for its intended use, is capitalized as part of the intangible asset. Subsequent to the date when the asset is ready for its intended use, such finance costs will be charged to the profit and loss account in the year in which they are incurred.

Variable annual payments on top of the minimum annual payments, if any, are recognized in the profit and loss account as incurred.

1 Principal Accounting Policies (cont'd)

h. Intangible assets (cont'd)

(ii) Goodwill

Goodwill represents the excess of the cost of acquisition over the net fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiaries, associates and jointly controlled entities at the date of acquisition.

Goodwill is tested annually for impairment loss and carried at cost less accumulated impairment losses. Impaired losses recognized on Goodwill are not reversed. Goodwill on acquisition of associates and jointly controlled entities is included in investments in associates and jointly controlled entities respectively.

Any excess of the Group's interest in fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in the profit and loss account.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

i. Financial assets, financial liability and equity

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale investments. The classification depends on the purpose for which the financial assets were acquired and is reviewed by the management at every reporting date.

The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability on initial recognition.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise marketable securities held for trading. At each balance sheet date subsequent to initial recognition, these investments are measured at fair value. Changes in fair value are recognized in profit or loss.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at amortized cost using the effective interest method less impairment loss. The carrying amount of loans and receivables is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When loans and receivables are considered uncollectible, they are written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognized in the balance sheet at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any identified impairment loss. Any impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired.

1 Principal Accounting Policies (cont'd)

i. Financial assets, financial liability and equity (cont'd)

(iv) Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated or not classified as any of the other categories. At each balance sheet date subsequent to initial recognition, available-for-sale investments are measured at fair value by reference to market prices. Changes in fair value are recognized in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gains or losses previously recognized in equity are removed from equity and recognized in profit or loss. Any impairment losses on available-for-sale investments is recognized in profit or loss. Impairment loss on available-for-sale investments will not reverse through profit and loss account in subsequent periods.

For available-for-sale investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment loss at each balance sheet date subsequent to initial recognition. Any impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. Such impairment loss will not reverse in subsequent periods.

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definition of a financial liability and an equity instrument. Financial liabilities are measured at amortized cost, using the effective interest method. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

j. Derivative financial instruments and hedging

The Group only enters into derivative financial instruments in order to hedge its underlying exposures. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.

The method of recognizing the resulting gain or loss depends on the nature of the item being hedged. The Group designates certain derivatives as hedging instruments in hedges of the fair value of a recognized asset or liability.

For fair value hedges that qualify for hedge accounting, gains or losses arising on changes in fair values of hedging instruments are recognized immediately in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

At the inception of the hedging relationship the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

The fair values of interest rate swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates.

The fair values of currency swaps are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting.

1 Principal Accounting Policies (cont'd)

k. Properties

(i) Investment properties

Investment properties are land and/or buildings held under a leasehold interest to earn long-term rental income and/or for capital appreciation. These include completed properties and land under development for future use as investment properties.

Investment properties are stated in the balance sheet at fair value and are valued at least annually by independent valuer. Increase or decrease in fair value of investment properties is recognized in the profit and loss account. Any gain or loss on disposal of an investment property representing the difference between the selling price and its carrying value is recognized in the profit and loss account.

(ii) Hotel properties

Hotel properties and their integral fixed plant used in the operation of hotel are included in fixed assets at cost less accumulated depreciation and accumulated impairment losses, if any. Any gain or loss on disposal of a hotel property is recognized in the profit and loss account.

(iii) Properties pending/under development for sale

Properties pending/under development for sale are included in stocks at the lower of cost and net realizable value. Net realizable value takes into account the price ultimately expected to be realized and the anticipated costs to completion.

(iv) Stocks of completed properties

Completed properties remaining unsold at year end are stated at the lower of cost and net realizable value.

Cost is determined by apportionment of the total land and development costs attributable to the unsold properties.

Net realizable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions.

(v) Other properties

Other properties are properties held for production or administrative purposes and are included in fixed assets at cost less accumulated depreciation and accumulated impairment losses, if any. Any gain or loss on disposal of other properties is recognized in the profit and loss account.

1 Principal Accounting Policies (cont'd)

l. Depreciation

(i) Hotel properties
Depreciation is provided on hotel property or on its integral fixed plant and calculated on a straight line basis to write off their costs less accumulated impairment losses over their estimated useful lives at rates ranging from 0.68 per cent to 20 per cent per annum.

(ii) Properties under development
No depreciation is provided on properties under development.

(iii) Network equipment
Network equipment including assets and equipment of the digital mobile radio telephone and local multipoint distribution services networks are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on a straight line basis to write off their costs over their estimated useful lives at rates ranging from ten per cent to 50 per cent per annum.

(iv) Toll road
Toll road including the cost of tunnel, approach road and buildings, electrical and mechanical systems are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on a straight line basis to write off their costs less accumulated impairment losses over the term of franchise.

(v) Other properties
The cost of leasehold land and construction cost of buildings thereon are depreciated on a straight line basis over the term of the lease.

(vi) Other fixed assets
Other fixed assets including equipment, furniture, fixtures and vehicles are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on a straight line method to write off the cost of the assets over their estimated useful lives at rates ranging from 6.67 per cent to 33.3 per cent per annum.

m. Borrowings and borrowing costs

Borrowings are initially recognized at fair value, net of transaction costs incurred, and are subsequently measured either at amortized cost, using the effective interest method or when accounting for fair value hedges set out in note 1(j) applies.

Borrowing costs are expensed as incurred, except to the extent that they are capitalized as being directly attributable to the construction or production of assets which necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of such borrowing costs begins when construction or production activities commence and ceases when the assets are substantially ready for their intended use or sale.

n. Materials

Materials comprising mainly building materials, hotel stocks, handsets and consumable goods are valued at the lower of cost, calculated on a weighted average cost basis, and net realizable value.

1 Principal Accounting Policies (cont'd)

o. Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the market rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at closing rates of exchange ruling at the date of the balance sheet. Exchange differences arising in these cases are dealt with in the profit and loss account.

The assets and liabilities of overseas subsidiaries, associates and jointly controlled entities expressed in functional currencies are translated into Hong Kong dollars at the closing rates of exchange ruling at the date of balance sheet whereas the profit and loss accounts are translated at average exchange rates for the year. Exchange differences arising on translation are dealt with as a movement in reserves.

p. Deferred taxation

Deferred tax liabilities are provided in full, using the liability method, on all temporary differences between the carrying amount of assets and liabilities in the balance sheet and their tax bases used in the computation of taxable profits, while deferred tax assets are recognized to the extent that it is probable that the future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

q. Provision

Provisions are recognized when it is probable that an outflow of economic benefits will be required to settle a present obligation and the amount of obligation can be reliably estimated.

r. Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be represented as the primary reporting format and geographical segments as the secondary reporting format.

s. Retirement benefits

The retirement benefit costs charged to the profit and loss account represent the contributions payable in respect of the current year to the Group's defined contribution schemes and Mandatory Provident Fund Schemes.

t. Share-based payment

The fair value at grant date of share options granted to directors and employees is expensed on a straight line basis over the relevant vesting periods to the profit and loss account with a corresponding increase in employee share-based compensation reserve. At each balance sheet date, the Group revises its estimates of the number of options that are expected to ultimately vest. The impact of the revision of the original estimates, if any, is recognized in the profit and loss account with a corresponding adjustment to employee share-based compensation reserve.

At the time when the share options are exercised, the amount previously recognized in employee share-based compensation reserve will be transferred to share premium. When the share options are forfeited or lapsed, the amount previously recognized in employee share-based compensation reserve will be transferred to retained profits.

(Expressed in millions of Hong Kong dollars)

2 Segment Information

Segment information is presented in respect of the Group's primary business segments and secondary geographical segments.

(a) Business segments

The following is an analysis of the revenue and results for the year of the Group and its share of results of associates and jointly controlled entities, analysed by business segments:

For the year ended 30 June 2008

	The Company and its subsidiaries		Associates and jointly controlled entities			
	Segment Revenue	**Segment Results**	**Share of Revenue**	**Share of Results**	**Combined Revenue**	**Consolidated Results**
Property						
Property sales	7,040	4,263	4,470	2,180	11,510	6,443
Rental income	6,927	4,976	1,335	1,016	8,262	5,992
	13,967	9,239	5,805	3,196	19,772	12,435
Hotel operation	1,010	289	534	155	1,544	444
Telecommunications	4,073	344	–	–	4,073	344
Other businesses	5,421	1,340	2,710	65	8,131	1,405
	24,471	11,212	9,049	3,416	33,520	14,628
Other income		403		–		403
Unallocated administrative expenses		(887)		–		(887)
Operating profit before change in fair value of investment properties		10,728		3,416		14,144
Increase in fair value of investment properties		12,206		6,449		18,655
Operating profit after change in fair value of investment properties		22,934		9,865		32,799
Net finance costs		(705)		(403)		(1,108)
Profit on disposal of long-term investments less impairment loss, net		1,056		–		1,056
Profit before taxation		23,285		9,462		32,747
Taxation						
– Group		(3,084)		–		(3,084)
– Associates		–		(31)		(31)
– Jointly controlled entities		–		(1,481)		(1,481)
Profit after taxation		20,201		7,950		28,151

(Expressed in millions of Hong Kong dollars)

2 Segment Information (cont'd)

(a) Business segments (cont'd)

For the year ended 30 June 2007

	The Company and its subsidiaries		Associates and jointly controlled entities			
	Segment Revenue	Segment Results	Share of Revenue	Share of Results	Combined Revenue	Consolidated Results
Property						
Property sales	14,242	5,739	2,641	1,959	16,883	7,698
Rental income	6,078	4,384	1,137	861	7,215	5,245
	20,320	10,123	3,778	2,820	24,098	12,943
Hotel operation	799	232	460	117	1,259	349
Telecommunications	4,039	183	–	–	4,039	183
Other businesses	5,836	1,189	2,605	199	8,441	1,388
	30,994	11,727	6,843	3,136	37,837	14,863
Other income		516		–		516
Unallocated administrative expenses		(681)		–		(681)
Operating profit before change in fair value of investment properties		11,562		3,136		14,698
Increase in fair value of investment properties		8,904		4,114		13,018
Operating profit after change in fair value of investment properties		20,466		7,250		27,716
Net finance costs		(635)		(279)		(914)
Profit on disposal of long-term investments less impairment loss, net		36		–		36
Profit before taxation		19,867		6,971		26,838
Taxation						
– Group		(4,453)		–		(4,453)
– Associates		–		(85)		(85)
– Jointly controlled entities		–		(886)		(886)
Profit after taxation		15,414		6,000		21,414

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, toll road fees, logistics business, construction, mortgage and other loan financing, internet infrastructure, enabling services, department store and container and cargo handling services.

Other income includes mainly investment income from equity and bonds investments.

(Expressed in millions of Hong Kong dollars)

2 Segment Information (cont'd)

(a) Business segments (cont'd)

The Group's assets and liabilities by business segments are analysed as follows:

	The Company and its subsidiaries	Associates and jointly controlled entities	Total Assets	Total Liabilities
At 30 June 2008				
Property				
Development	**70,344**	**4,474**	**74,818**	**(4,799)**
Investment	**172,178**	**23,071**	**195,249**	**(3,595)**
	242,522	**27,545**	**270,067**	**(8,394)**
Hotel operation	**2,908**	**1,369**	**4,277**	**(116)**
Telecommunications	**3,109**	**–**	**3,109**	**(1,714)**
Other businesses	**9,194**	**2,279**	**11,473**	**(2,604)**
	257,733	**31,193**	**288,926**	**(12,828)**
Long-term investments			**4,566**	**–**
Short-term investments			**717**	**–**
Bank balances and deposits			**6,796**	**–**
Bank and other borrowings			**–**	**(40,303)**
Unallocated corporate assets/(liabilities)			**510**	**(1,253)**
Taxation			**–**	**(4,171)**
Deferred taxation			**–**	**(18,903)**
Total assets/(liabilities)			**301,515**	**(77,458)**
At 30 June 2007				
Property				
Development	56,868	5,491	62,359	(6,146)
Investment	147,066	13,908	160,974	(2,409)
	203,934	19,399	223,333	(8,555)
Hotel operation	2,836	1,450	4,286	(98)
Telecommunications	2,960	–	2,960	(1,741)
Other businesses	9,127	2,249	11,376	(2,945)
	218,857	23,098	241,955	(13,339)
Long-term investments			6,297	–
Short-term investments			841	–
Bank balances and deposits			7,364	–
Bank and other borrowings			–	(33,332)
Unallocated corporate assets/(liabilities)			837	(1,500)
Taxation			–	(3,944)
Deferred taxation			–	(16,684)
Total assets/(liabilities)			257,294	(68,799)

(Expressed in millions of Hong Kong dollars)

2 Segment Information (cont'd)

(a) Business segments (cont'd)

The Group's depreciation and amortization and capital expenditure by business segments are analysed as follows:

	Depreciation and Amortization		Capital Expenditure	
	2008	2007	**2008**	2007
Property				
Development	**6**	5	**13,872**	11,658
Investment	**12**	6	**10,125**	6,134
	18	11	**23,997**	17,792
Hotel operation	**107**	65	**166**	182
Telecommunications	**516**	533	**475**	390
Other businesses	**477**	448	**368**	355
Unallocated corporate assets	**8**	4	**184**	5
	1,126	1,061	**25,190**	18,724

In addition to the above capital expenditure, the Group also acquired interests in subsidiaries as explained in note 32 (b).

(b) Geographical segments

An analysis of the Group's revenue by geographical area is as follows:

	2008	2007
Hong Kong	**23,716**	30,313
Mainland China	**475**	465
Others	**280**	216
	24,471	30,994

An analysis of the Group's segment capital expenditures by geographical area is as follows:

	2008	2007
Hong Kong	**19,834**	17,192
Mainland China	**5,323**	1,505
Others	**33**	27
	25,190	18,724

(Expressed in millions of Hong Kong dollars)

2 Segment Information (cont'd)

(b) Geographical segments (cont'd)

An analysis of the consolidated carrying amount of segment assets is as follows:

	2008			2007		
	The Company and its subsidiaries	**Associates and jointly controlled entities**	**Consolidated**	The Company and its subsidiaries	Associates and jointly controlled entities	Consolidated
Hong Kong	**220,559**	**26,150**	**246,709**	196,042	20,152	216,194
Mainland China	**37,025**	**2,169**	**39,194**	22,695	1,025	23,720
Singapore	**-**	**2,874**	**2,874**	-	1,921	1,921
Others	**149**	**-**	**149**	120	-	120
	257,733	**31,193**	**288,926**	218,857	23,098	241,955

3 Net Finance Costs

	2008	2007
Interest expenses on		
Bank loans and overdrafts	**1,194**	1,184
Other loans wholly repayable within five years	**138**	137
Other loans not wholly repayable within five years	**213**	134
	1,545	1,455
Notional non-cash interest accretion	**80**	76
Less : Portion capitalized	**(703)**	(624)
	922	907
Interest income on bank deposits	**(217)**	(272)
	705	635

Interest is capitalized at an average annual rate of approximately 3.80 per cent (2007: 4.37 per cent).

Notional non-cash interest accretion represents notional adjustments to accrete the carrying amount of asset retirement obligations and contractual obligations of telecommunications licence recognized in the balance sheet to the present value of the estimated future cash flows expected to be required for their settlement in the future.

(Expressed in millions of Hong Kong dollars)

4 Profit on Disposal of Long-Term Investments Less Impairment Loss, Net

	2008	2007
Profit on deemed partial disposal of interest in a subsidiary	2	–
Profit on disposal of interests in jointly controlled entities	23	–
Profit on disposal of available-for-sale investments	1,031	60
Impairment of available-for-sale investments	–	(24)
	1,056	36

5 Profit Before Taxation

	2008	2007
Profit before taxation is arrived at		
after charging:		
Cost of properties sold	2,401	7,250
Cost of other inventories sold	624	881
Depreciation and amortization of hotel properties	97	59
Depreciation of other properties, plant and equipment	965	938
Amortization of intangible assets (included in cost of sales)	64	64
Impairment of goodwill	31	9
Staff costs (including directors' emoluments and retirement schemes contributions)	3,297	2,823
Auditors' remuneration	14	12
Loss on disposal of other fixed assets	14	13
Net holding loss on marketable securities	10	–
Fair value loss on financial assets designated as at fair value through profit or loss	2	–
and crediting:		
Dividend income from:		
listed investments	202	111
unlisted investments	6	2
Interest income from:		
listed debt securities	63	39
unlisted debt securities	-	2
Profit on disposal of marketable securities	22	34
Net holding gain on marketable securities	-	203

(Expressed in millions of Hong Kong dollars)

6 Directors' Emoluments and Five Highest Paid Individuals

The aggregate amounts of emoluments paid and payable to directors of the Company during the year are as follows:

Name of director	Fees	Salaries, allowances and benefits	Discretionary Bonuses	Retirement scheme contributions	2008 Total emoluments	2007 Total emoluments
Executive Directors						
Kwok Ping-kwong, Thomas	**0.14**	**1.65**	**0.16**	**0.15**	**2.10**	1.98
Kwok Ping-luen, Raymond	**0.25**	**1.70**	**0.16**	**0.16**	**2.27**	2.14
Chan Kai-ming	**0.10**	**2.69**	**0.25**	**0.25**	**3.29**	3.12
Chan Kui-yuen, Thomas	**0.13**	**3.54**	**5.33**	**0.33**	**9.33**	9.09
Kwong Chun	**0.10**	**2.12**	**1.70**	**-**	**3.92**	3.76
Wong Yick-kam, Michael	**0.33**	**3.54**	**9.21**	**0.33**	**13.41**	8.63
Wong Chik-wing, Mike	**0.10**	**9.10**	**4.15**	**0.63**	**13.98**	13.51
Non-Executive Directors						
Kwong Siu-hing	**0.01**				**0.01**	-
Kwok Ping-sheung, Walter (Note a)	**0.15**	**2.38**	**0.16**	**0.15**	**2.84**	2.06
Lee Shau-kee	**0.11**				**0.11**	0.11
Woo Po-shing	**0.10**				**0.10**	0.10
Li Ka-cheung, Eric	**0.52**				**0.52**	0.52
Kwan Cheuk-yin, William	**0.15**				**0.15**	0.15
Lo Chiu-chun, Clement	**0.15**				**0.15**	0.15
Independent Non-Executive Directors						
Chung Sze-yuen	**0.32**				**0.32**	0.46
Dicky Peter Yip	**0.37**				**0.37**	0.37
Wong Yue-chim, Richard	**0.21**				**0.21**	0.21
Cheung Kin-tung, Marvin	**0.19**				**0.19**	-
Past director						
Fung Kwok-king, Victor	**0.04**				**0.04**	0.10
Law King-wan	**-**				**-**	0.05
Total 2008	**3.47**	**26.72**	**21.12**	**2.00**	**53.31**	46.51
Total 2007	3.47	24.90	16.23	1.91		

(Expressed in millions of Hong Kong dollars)

6 Directors' Emoluments and Five Highest Paid Individuals (cont'd)

The above analysis included three (2007: three) individuals whose emoluments were among the five highest pay in the Group. Details of the emoluments paid to the remaining two (2007: two) individuals are:

	2008	2007
Salaries, allowances and benefits in kind	**11.97**	7.67
Discretionary bonus	**13.99**	11.39
Retirement scheme contributions	**0.95**	0.61
	26.91	19.67

Number of employees whose emoluments fell within:–

Emoluments Band			**Number**	Number
HK$M		HK$M	**of Employees**	of Employees
9.5	–	10.0	**-**	2
11.0	–	11.5	**1**	–
15.5	–	16.0	**1**	–
			2	2

Note:

(a) Mr. Kwok Ping-sheung, Walter ceased to be the Chairman and Chief Executive of the Company on 27 May 2008 and was re-designated as a Non-Executive Director on the same date. His salaries, allowances and benefits included HK$0.77 million for leave pay, pro-rata double pay and payment in lieu of notice.

7 Staff Retirement Schemes

The Group operates a number of defined contribution schemes for all qualified employees. The assets of these schemes are held separately from those of the Group in independently administered funds. Contributions to these schemes are made by both the employers and employees at rates ranging from five per cent to ten per cent on the employees' salary.

With effect from 1 December 2000, the Group sets up an employer sponsored scheme ("MPF Scheme") for other employees. The MPF Scheme is registered with the Mandatory Provident Fund Schemes Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in independently administered funds. Pursuant to the rules of the MPF Scheme, the Group and its employees are each required to make contributions to the scheme at specific rates. Contributions of the Group to the MPF Scheme are charged to profit and loss account as incurred.

Total contributions to the retirement schemes made by the Group during the year amounted to HK$169 million (2007: HK$142 million). Forfeited contributions for the year of HK$4 million (2007: HK$7 million) were used to reduce the existing level of contributions.

(Expressed in millions of Hong Kong dollars)

8 Taxation

	2008	2007
Company and subsidiaries		
Current taxation		
Hong Kong Profits Tax	**1,142**	1,568
Over provision in prior years	**(4)**	(3)
	1,138	1,565
Tax outside Hong Kong	**112**	40
Under provision in prior years	**–**	4
	112	44
	1,250	1,609
Deferred taxation		
Change in fair value of investment properties	**1,629**	2,538
Other origination and reversal of temporary differences	**205**	306
	1,834	2,844
	3,084	4,453

(a) Hong Kong Profits Tax is provided at the rate of 16.5 per cent (2007: 17.5 per cent) based on the estimated assessable profits for the year. Tax outside Hong Kong is calculated at the rates applicable in the relevant jurisdictions.

(b) Reconciliation between tax expenses and accounting profit at applicable tax rate:

	2008	2007
Profit before share of results of associates, jointly controlled entities and taxation	**23,285**	19,867
Tax at Hong Kong Profits Tax rate of 16.5% (2007: 17.5%)	**3,842**	3,477
Effect of change in tax rate and different tax rates of subsidiaries operating outside Hong Kong	**330**	1,007
Net effect of non-deductible expenses and non-taxable revenue	**(337)**	(136)
Utilization/recognition of tax losses not previously recognized	**(5)**	(12)
Tax losses and other temporary differences not recognized	**(41)**	45
Decrease in opening deferred tax liabilities relating to change in fair value of investment properties resulting from a decrease in applicable tax rate	**(721)**	–
Others	**16**	72
Tax expenses	**3,084**	4,453

(c) The tax assessments for certain subsidiaries of the Group for certain prior years have not been agreed with the relevant tax authorities. Provision has been made by the Group for these liabilities based on the best professional advice available. The final liabilities in respect of these outstanding assessments may differ from provisions made, giving rise to further provisions or a write back for provisions already made.

(Expressed in millions of Hong Kong dollars)

9 Dividends

	2008	2007
Interim dividend of HK$0.80 per share based on 2,564 million shares (2007: HK$0.70 per share based on 2,492 million shares) paid	**2,051**	1,744
Proposed final dividend of HK$1.70 per share based on 2,564 million shares (2007: HK$1.60 per share based on 2,492 million shares)	**4,359**	3,987*
	6,410	5,731

* The actual final dividend paid for 2007 was HK$4,103 million due to additional shares issued on 29 October 2007.

10 Earnings Per Share

(a) Reported earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to the Company's shareholders of HK$27,602 million (2007: HK$21,226 million).

The basic earnings per share is based on the weighted average number of shares in issue during the year of 2,538,581,996 (2007: 2,491,814,121). No diluted earnings per share for the year ended 30 June 2008 is presented as there are no dilutive potential ordinary shares. The diluted earnings per share for the year ended 30 June 2007 was based on 2,491,816,491 shares which was the weighted average number of shares in issue during the year plus the weighted average number of 2,370 shares deemed to be issued at no consideration if all outstanding options had been exercised.

(b) Underlying earnings per share

For the purpose of assessing the underlying performance of the Group, basic and diluted earnings per share are additionally calculated based on the underlying profit attributable to the Company's shareholders of HK$12,186 million (2007: HK$11,495 million), excluding the effect of fair value changes on investment properties. A reconciliation of profit is as follows:

	2008	2007
Profit attributable to the Company's shareholders as shown in the consolidated profit and loss account	**27,602**	21,226
Increase in fair value of investment properties	**(12,206)**	(8,904)
Deferred tax on change in fair value of investment properties	**2,350**	2,538
Decrease in opening deferred tax liabilities related to change in fair value of investment properties resulting from decrease in applicable tax rate	**(721)**	-
Fair value gains of disposed properties realized	**435**	47
Increase/(decrease) in fair value of investment properties net of deferred tax attributable to minority interests	**196**	(28)
Share of increase in fair value of investment properties net of deferred tax of associates and jointly controlled entities	**(5,470)**	(3,384)
Underlying profit attributable to the Company's shareholders	**12,186**	11,495

(Expressed in millions of Hong Kong dollars)

11 Investment Properties

The Group

(a) Movement during year

Valuation	
At 1 July 2006	116,733
Additions	1,883
Transfer from	
– properties under development	523
– properties for sale	2,118
– deposits for acquisition of properties	4,333
Disposals	(80)
Exchange difference	729
Increase in fair value	8,904
At 30 June 2007 and 1 July 2007	135,143
Acquired on acquisition of subsidiaries	**2,658**
Additions	**3,237**
Transfer from	
– properties under development	**6,161**
– other fixed assets	**233**
– properties for sale	**838**
Disposals	**(39)**
Transfer to	
– properties for sale	**(3,040)**
Exchange difference	**1,896**
Increase in fair value	**12,206**
At 30 June 2008	**159,293**

(Expressed in millions of Hong Kong dollars)

11 Investment Properties (cont'd)

(b) Value of properties shown above comprises:

	2008	2007
Properties in Hong Kong held under		
Long lease (not less than 50 years)	**25,817**	23,259
Medium-term lease (less than 50 years but not less than ten years)	**112,289**	94,935
Properties outside Hong Kong held under		
Long lease (not less than 50 years)	**961**	713
Medium-term lease (less than 50 years but not less than ten years)	**20,226**	16,236
	159,293	135,143

(c) Investment properties revaluation

The Group's investment properties have been revalued as at 30 June 2008 by Knight Frank Petty Limited, independent professional valuers, on a market basis, which has taken into account comparable market transactions and the net income derived from existing tenancies with due allowance for reversionary income potential.

(d) Loss on disposal of the Group's investment properties during the year amounted to HK$39 million (2007: HK$9 million).

(Expressed in millions of Hong Kong dollars)

12 Fixed Assets

	Hotel Properties	Properties under Development	Other Properties	Network Equipment	Toll Road	Other Fixed Assets	Total
The Group							
(a) Movement during year							
Cost							
At 1 July 2006	3,169	5,950	2,406	2,811	5,268	2,086	21,690
Acquired on acquisition of subsidiaries	–	–	118	–	–	9	127
Additions	161	4,177	28	329	–	367	5,062
Transfer from							
– properties under development	532	–	–	–	–	–	532
– properties for sale	–	617	–	–	–	–	617
– deposit for acquisition of properties	–	10	–	–	–	–	10
Disposals	–	–	–	(35)	–	(153)	(188)
Transfer to							
– investment properties	–	(523)	–	–	–	–	(523)
– hotel properties	–	(532)	–	–	–	–	(532)
– properties for sale	–	(20)	–	–	–	–	(20)
Exchange difference	–	44	–	–	–	2	46
At 30 June 2007 and 1 July 2007	3,862	9,723	2,552	3,105	5,268	2,311	26,821
Acquired on acquisition of subsidiaries	–	–	–	–	–	**6**	**6**
Additions	**144**	**4,230**	**69**	**416**	–	**576**	**5,435**
Transfer from							
– properties under development	–	–	**102**	–	–	–	**102**
– other properties	–	–	–	–	–	**2**	**2**
– other fixed assets	**5**	–	–	–	–	–	**5**
– properties for sale	–	**1,046**	–	–	–	–	**1,046**
Disposals	–	–	–	**(129)**	–	**(154)**	**(283)**
Transfer to							
– investment properties	–	**(6,161)**	–	–	–	**(233)**	**(6,394)**
– hotel properties	–	–	–	–	–	**(5)**	**(5)**
– other properties	–	**(102)**	–	–	–	–	**(102)**
– other fixed assets	–	–	**(2)**	–	–	–	**(2)**
Exchange difference	–	**170**	**2**	–	–	**23**	**195**
At 30 June 2008	**4,011**	**8,906**	**2,723**	**3,392**	**5,268**	**2,526**	**26,826**
Accumulated depreciation							
At 1 July 2006	1,079	–	788	1,028	386	1,236	4,517
Charge for the year	59	–	79	404	258	197	997
Disposals	–	–	–	(22)	–	(147)	(169)
At 30 June 2007 and 1 July 2007	1,138	–	867	1,410	644	1,286	5,345
Charge for the year	**97**	–	**85**	**386**	**258**	**236**	**1,062**
Disposals	–	–	–	**(119)**	–	**(145)**	**(264)**
At 30 June 2008	**1,235**	–	**952**	**1,677**	**902**	**1,377**	**6,143**
Net book value at 30 June 2008	**2,776**	**8,906**	**1,771**	**1,715**	**4,366**	**1,149**	**20,683**
Net book value at 30 June 2007	2,724	9,723	1,685	1,695	4,624	1,025	21,476

(Expressed in millions of Hong Kong dollars)

12 Fixed Assets (cont'd)

(b) Net book value of properties shown above comprises:

	2008	2007
Properties in Hong Kong held under		
Long lease (not less than 50 years)		
Hotel properties	**785**	798
Properties under development	**8**	3
Other properties	**365**	378
	1,158	1,179
Medium-term lease (less than 50 years but not less than ten years)		
Hotel properties	**1,991**	1,926
Properties under development	**6,616**	8,454
Other properties	**1,380**	1,307
	9,987	11,687
Properties outside Hong Kong held under		
Medium-term lease (less than 50 years but not less than ten years)		
Properties under development	**2,282**	1,266
Other properties	**26**	–
	2,308	1,266
	13,453	14,132

(c) The carrying amount of properties under development as at 30 June 2008 included interest capitalized in the amount of HK$804 million (2007: HK$838 million).

13 Subsidiaries

The Company

	2008	2007
Unlisted shares, at cost	**30,074**	30,074

Particulars regarding principal subsidiaries are set out on pages 182 to 186.

(Expressed in millions of Hong Kong dollars)

14 Associates

The Group

	2008	2007
Unlisted shares, at cost less impairment loss	**28**	28
Hong Kong listed shares, at cost	**585**	585
Share of post-acquisition reserves	**2,172**	2,473
	2,785	3,086
Amounts due from associates	**609**	328
	3,394	3,414
Market value of Hong Kong listed shares	**4,440**	5,263

The Group's effective interest in the revenues, results, assets and liabilities of its associates are summarised below:

	2008	2007
Non-current assets	**3,868**	3,479
Current assets	**1,588**	2,639
Current liabilities	**(806)**	(1,432)
Non-current liabilities	**(1,865)**	(1,600)
Net assets	**2,785**	3,086
Revenue	**2,818**	4,406
Fair value change of investment properties net of related deferred tax	**7**	–
Profit for the year	**432**	1,610

Particulars regarding principal associates are set out on page 188.

(Expressed in millions of Hong Kong dollars)

15 Jointly Controlled Entities

The Group

	2008	2007
Unlisted shares, at cost less impairment loss	**844**	778
Share of post-acquisition reserves	**15,331**	9,553
	16,175	10,331
Amounts due from jointly controlled entities	**11,624**	9,353
	27,799	19,684

The Group's effective interest in the revenues, results, assets and liabilities of its jointly controlled entities are summarised below:

	2008	2007
Non-current assets	**38,057**	35,766
Current assets	**16,278**	15,207
Current liabilities	**(3,130)**	(2,182)
Non-current liabilities	**(35,030)**	(38,460)
Net assets	**16,175**	10,331
Revenue	**6,231**	2,437
Fair value change of investment properties net of related deferred tax	**5,463**	3,384
Profit for the year	**7,518**	4,390

Particulars regarding principal jointly controlled entities are set out on page 187.

(Expressed in millions of Hong Kong dollars)

16 Long-Term Investments

The Group

	2008	2007
Held-to-maturity debt securities		
Listed debt securities, overseas	**41**	-
Available-for-sale debt securities		
Listed debt securities, overseas	**758**	745
Available-for-sale equity securities		
Listed equity securities, overseas	**860**	802
Listed equity securities, Hong Kong	**2,257**	4,147
Unlisted equity securities	**650**	603
	3,767	5,552
	4,566	6,297
Market value		
Listed overseas	**1,659**	1,547
Listed in Hong Kong	**2,257**	4,147
	3,916	5,694

Unlisted investments are measured at cost less impairment.

17 Loan Receivables

The Group

	2008	2007
Mortgage loan receivables	**791**	1,164
Less: Amount due within one year included under current assets	**(98)**	(44)
	693	1,120

Mortgage loan receivables are secured on properties and repayable by monthly instalments with various tenors not more than 20 years at the balance sheet date and carry interest at rates with reference to banks' lending rates.

As at 30 June 2008, 9% (2007: 6%) of loan receivables have been overdue but not impaired, of which 99% (2007: 96%) aged less than three months since the due dates. These relate to a number of independent customers for whom there is no recent history of default and there has not been a significant change in credit quality and the amounts are still considered recoverable.

Impairment losses in respect of loan receivables are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against loan receivables directly. The balance and movement of the impairment allowance as at 30 June 2008 and 30 June 2007 is not significant.

(Expressed in millions of Hong Kong dollars)

18 Intangible Assets

The Group

	Goodwill	Telecommunications licences	Total
At 1 July 2006	–	632	632
Additions	9	66	75
Impairment	(9)	–	(9)
Amortization	–	(64)	(64)
At 30 June 2007 and 1 July 2007	–	634	634
Additions	**66**	**–**	**66**
Impairment	**(31)**	**–**	**(31)**
Amortization	**–**	**(64)**	**(64)**
At 30 June 2008	**35**	**570**	**605**
At 30 June 2007	–	634	634

Goodwill is related to the Group's acquisition of subsidiaries during the year. At the balance sheet date, an impairment test was performed by comparing the carrying amount of the business with the recoverable amount.

Telecommunications licences represent the discounted value of the annual fees payable for the telecommunications licences over the licence period less accumulated amortization and impairment loss. The corresponding non-current and current portion of these contractual liabilities are recorded in other long-term liabilities and other payables respectively.

19 Properties For Sale

The Group

	2008	2007
Properties pending development for sale	**26,505**	26,919
Properties under development for sale	**32,926**	17,846
Stock of completed properties for sale	**5,986**	4,031
	65,417	48,796

(Expressed in millions of Hong Kong dollars)

20 Debtors, Prepayments and Others

		2008		2007	
	Notes	**The Group**	**The Company**	The Group	The Company
Materials		**171**	**-**	174	-
Debtors, deposits and prepayments		**8,290**	**7**	12,101	7
Deposits for acquisition of properties		**2,382**	**-**	42	-
Amounts due from customers for contract works	20a	**84**	**-**	82	-
Short-term loans		**540**	**-**	102	-
Derivative financial instruments	20b	**85**	**-**	24	-
		11,552	**7**	12,525	7

Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in the respective contracts.

Included in debtors, prepayments and others of the Group are trade debtors of HK$4,966 million (2007: HK$10,341 million), of which 94 per cent aged less than 60 days, one per cent between 61 to 90 days and five per cent more than 90 days (2007: 98 per cent, one per cent and one per cent, respectively).

As at 30 June 2008, 14% (2007: 10%) of trade debtors were past due but not impaired, of which 86% (2007: 89%) aged less than three month since the due dates. These relate to a number of independent customers for whom there is no recent history of default and there has not been a significant change in credit quality and the amounts are still considered recoverable.

Impairment losses in respect of trade debtors are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade debtors directly. The balance and movement of the impairment allowance as at 30 June 2008 and 30 June 2007 is not significant.

20a. Amounts due from/(to) customers for contract works

The Group

	Notes	2008	2007
Contract costs incurred plus recognized profits less recognized losses		**1,248**	626
Less: Progress billings		**(1,196)**	(576)
		52	50
Represented by:			
Due from customers included in current assets	20	**84**	82
Due to customers included in current liabilities	25	**(32)**	(32)
		52	50

(Expressed in millions of Hong Kong dollars)

20 Debtors, Prepayments and Others (cont'd)

20b. Derivative financial instruments

		2008		2007	
	Notes	**Assets**	**Liabilities**	Assets	Liabilities
Fair value hedges	20 & 25				
– interest rate swaps		**74**	–	23	56
– currency swaps		**6**	–	1	–
Financial assets designated as at fair value through profit or loss		**5**	–	–	–
		85	–	24	56

At the balance sheet date, the Group had outstanding fair value hedges in respect of fixed-to-floating interest rate swaps to hedge the fair value interest rate risk of the Group's fixed interest rate borrowings and currency swaps (to hedge principal repayment of USD debt) analyzed as follows :

	Notional Principal amount	
	2008	2007
Fixed-to-floating interest rate swaps maturing		
Within one year	**400**	300
After one year, but within five years	**400**	650
After five years	**1,800**	1,950
	2,600	2,900
Currency swaps maturing		
After one year, but within five years	**374**	234
	374	234

The fixed-to-floating interest rate swaps converted the fixed rates to floating rates at HIBOR plus a weighted average margin of 0.31 % (2007: 0.33%) per annum. The swaps are measured at fair value and the increase in fair value during the year in the amount of HK$112 million (2007: increase of HK$23 million) along with the corresponding increase in fair value of the hedged borrowings attributable to the hedged risk of the same amount has been recognized in profit and loss.

21 Amount due from a Subsidiary

The Company

Amount due from a subsidiary is interest free and repayable on demand.

(Expressed in millions of Hong Kong dollars)

22 Short-Term Investments

The Group

	2008	2007
Marketable securities, at market value		
Listed equity securities, Hong Kong	**638**	710
Listed equity securities, overseas	**40**	61
	678	771
Held-to-maturity debt securities maturing within one year, at amortized cost		
Listed debt securities, overseas (2007 Market value: HK$31 million)	**-**	31
Available-for-sale debt securities maturing within one year, at market value		
Listed debt securities, overseas	**39**	39
	717	841

23 Bank Balances and Deposits

	2008		2007	
	The Group	**The Company**	The Group	The Company
Bank deposits	**5,623**	**-**	6,755	-
Bank balances and cash	**1,173**	**-**	609	-
	6,796	**-**	7,364	-

Deposits with banks in the consolidated balance sheet are interest bearing at prevailing market rates. About 55% (2007: 52%) of the Group's bank balances and deposits were denominated in Hong Kong dollars, 27% (2007: 43%) in United States dollars, 14% (2007: 3%) in Renminbi and 4% (2007: 2%) in other currencies.

24 Bank and Other Borrowings

		2008		2007	
	Note	**The Group**	**The Company**	The Group	The Company
Unsecured bank overdrafts		**79**	**13**	65	4
Long-term bank and other borrowings due within one year	26	**1,972**	**-**	708	-
		2,051	**13**	773	4

(Expressed in millions of Hong Kong dollars)

25 Trade and Other Payables

		2008		2007	
	Notes	**The Group**	**The Company**	The Group	The Company
Creditors and accrued expenses		**11,524**	**20**	12,747	20
Amounts due to customers for contract works	20a	**32**	**-**	32	-
Amounts due to minority shareholders		**1,547**	**-**	1,301	-
Derivative financial instruments	20b	**-**	**-**	56	-
		13,103	**20**	14,136	20

Included in trade and other payables of the Group are trade creditors of HK$1,183 million (2007: HK$986 million), of which 60 per cent aged less than 60 days, three per cent between 61 to 90 days and 37 per cent more than 90 days (2007: 63 per cent, four per cent and 33 per cent, respectively).

26 Bank and Other Borrowings

	2008		2007	
	The Group	**The Company**	The Group	The Company
Unsecured bank overdrafts	**79**	**13**	65	4
Long-term bank and other loans	**40,224**	**-**	33,267	-
	40,303	**13**	33,332	4

The maturity of the Group's long-term bank and other loans are as follows:

	Note	**2008**	2007
Secured bank loans repayable			
Within one year		**275**	132
After one year, but within two years		**275**	144
After two years, but within five years		**1,512**	552
After five years		**1,083**	621
		3,145	1,449
Unsecured bank loans repayable			
Within one year		**1,292**	273
After one year, but within two years		**3,232**	4,875
After two years, but within five years		**24,011**	19,149
After five years		**-**	688
		28,535	24,985
Other unsecured loans repayable			
Within one year		**405**	303
After one year, but within two years		**2,041**	410
After two years, but within five years		**1,903**	1,884
After five years		**4,195**	4,236
		8,544	6,833
		40,224	33,267
Less : Amount due within one year included under current liabilities	24	**(1,972)**	(708)
		38,252	32,559

(Expressed in millions of Hong Kong dollars)

26 Bank and Other Borrowings (cont'd)

The fair values of the long-term borrowings as estimated by discounting their future cash flows at the prevailing market borrowing rates at the balance sheet date for similar borrowings are as follows:

	Carrying amount		**Fair value**	
	2008	2007	**2008**	2007
Secured bank loans	**2,870**	1,317	**2,870**	1,317
Unsecured bank loans	**27,242**	24,712	**27,242**	24,712
Other unsecured loans	**8,140**	6,530	**8,285**	6,491
	38,252	32,559	**38,397**	32,520

(a) As at 30 June 2008, the Group had entered into fixed-to-floating interest rate swaps in the aggregate notional amount of HK$2,600 million to hedge the fair value interest rate risk of certain fixed interest rate borrowings (see note 20b). These borrowings and the related hedging derivatives are reported at fair value through profit and loss.

(b) Secured bank loans related to bank borrowings of the Group's subsidiaries which are secured by way of legal charges over its assets and business undertakings.

(c) The above bank loans and other loans are repayable on various dates up to March 2017 (2007: March 2011) and carry interest, after hedging where appropriate, at effective rate per annum of 2.61% (2007: 4.64%) at the balance sheet date.

(d) The carrying amount of the borrowings are denominated in the following currencies:

	2008		2007	
	The Group	**The Company**	The Group	The Company
Hong Kong dollars	**34,184**	**13**	28,461	4
United States dollars	**2,809**	**-**	3,028	–
Singapore dollars	**1,545**	**-**	1,391	–
Renminbi	**1,710**	**–**	404	–
Other currency	**55**	**–**	48	–
	40,303	**13**	33,332	4

(Expressed in millions of Hong Kong dollars)

27 Deferred Taxation

The Group

	2008	2007
Deferred tax assets	**(242)**	(250)
Deferred tax liabilities	**19,145**	16,934
	18,903	16,684

The components of deferred tax assets and liabilities recognized in the consolidated balance sheet and the movements during the year are as follows:

	Accelerated tax depreciation	Revaluation of properties	Provisions	Tax Losses	Others	Total
At 1 July 2006	1,929	12,753	27	(834)	(106)	13,769
On acquisition of subsidiaries	1	-	-	-	7	8
Charged to profit and loss accounts	85	2,538	-	138	83	2,844
Exchange difference	19	49	-	(5)	-	63
At 30 June 2007 and 1 July 2007	2,034	15,340	27	(701)	(16)	16,684
On acquisition of subsidiaries	**52**	-	-	-	-	**52**
Charged/(credited) to profit and loss accounts	**214**	**1,629**	**(27)**	**17**	**1**	**1,834**
Exchange difference	**34**	**304**	-	**(5)**	-	**333**
At 30 June 2008	**2,334**	**17,273**	-	**(689)**	**(15)**	**18,903**

At the balance sheet date, the Group has unrecognized tax losses and deductible temporary differences of HK$3,346 million (2007: HK$4,365 million), of which HK$22 million (2007: HK$35 million) of the tax losses will expire at various dates up to 2012 (2007: 2011). Recognition of these unrecognized tax losses depends on future taxable profits available and losses agreed with the relevant tax authorities.

(Expressed in millions of Hong Kong dollars)

28 Other Long-Term Liabilities

The Group

	2008	2007
Asset retirement obligations	**52**	47
Contractual obligations for telecommunications licences	**657**	650
	709	697

29 Share Capital

	2008		2007	
	Number of Shares in Million	**Amount**	Number of Shares in Million	Amount
Authorized:				
Ordinary shares of $0.50 each				
At beginning and end of year	**2,900**	**1,450**	2,900	1,450
Issued and fully paid:				
Ordinary shares of $0.50 each				
At beginning of year	**2,492**	**1,246**	2,491	1,246
Issue of shares	**72**	**36**	–	–
Issue of shares on exercise of share options (2007: 774,000)	**–**	**–**	1	–
At end of year	**2,564**	**1,282**	2,492	1,246

On 29 October 2007, 72.5 million ordinary shares in the Company were placed at a price of HK$150.75 per share (the "Placing Price") through a share placement arrangement. Subsequently, the Company issued 72.5 million new ordinary shares for cash at a subscription price of HK$150.23 per share to increase the capital base of the Company. The subscription price is equivalent to the Placing Price less expenses borne by the Company in relation to the placement arrangement. Accordingly, the Company's share capital and share premium account were increased by HK$36 million and HK$10,855 million respectively. The new ordinary shares rank pari passu in all respects with the existing ordinary shares of the Company.

(Expressed in millions of Hong Kong dollars)

30 Share Option Schemes

The Company has a share option scheme which was adopted on 5 December 2002 ("the New Scheme") to replace a former scheme previously adopted on 20 November 1997 ("the Old Scheme"), whereby the directors of the Company may grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for shares in the Company. Details of the share option schemes are set out in the Directors' Report on pages 106 to 107.

The Old Scheme

Upon the termination of the Old Scheme, no further options could be offered but the outstanding options granted shall continue to be valid and exercisable in accordance with its provisions. At 30 June 2008, no options remained outstanding (2007: nil).

The New Scheme

The New Scheme was adopted by the Company in order to comply with the new requirements under Chapter 17 of the Listing Rules. No options have been granted to any person since its adoption.

(i) There were no outstanding or movements in share options during the year ended 30 June 2008. Movements in share options to subscribe for ordinary shares in the Company under the Old Scheme during the year ended 30 June 2007 were as follows:

			Number of Share Options				
Date of Grant	Exercise Price	Exercisable Period	At 1 July 2006	Granted During the Year	Exercised During the Year	Lapsed During the Year	At 30 June 2007
16 July 2001	HK$70	16.7.2002 to 15.7.2006	810,000	-	(774,000)	(36,000)	-
			810,000	-	(774,000)	(36,000)	-

(ii) No share options were exercised during the year ended 30 June 2008. Details of share options exercised during the year ended 30 June 2007 were as follows:

Exercise Date	Exercise Price	Market Value per Share at Exercise Date	Number of Share Option	Proceeds Received
3 July 2006	HK$70	HK$79.15	24,000	1
6 July 2006	HK$70	HK$79.35	60,000	4
7 July 2006	HK$70	HK$78.45	75,000	5
10 July 2006	HK$70	HK$78.80	150,000	11
11 July 2006	HK$70	HK$78.80	240,000	17
12 July 2006	HK$70	HK$78.80	225,000	16
			774,000	54

(Expressed in millions of Hong Kong dollars)

31 Share Premium and Reserves

The Company

	Share Premium	Capital reserve	Retained profits	Total
At 1 July 2006	24,873	5,281	65,013	95,167
Premium arising from exercise of share options	54	–	–	54
Profit for the year	–	–	6,060	6,060
Interim dividend paid	–	–	(1,744)	(1,744)
Final dividend paid	–	–	(3,737)	(3,737)
At 30 June 2007 and 1 July 2007	24,927	5,281	65,592	95,800
Premium arising from issue of shares, net of expenses	**10,855**	**-**	**-**	**10,855**
Profit for the year	–	–	**6,248**	**6,248**
Interim dividend paid	**-**	**-**	**(2,051)**	**(2,051)**
Final dividend paid	–	–	**(4,103)**	**(4,103)**
At 30 June 2008	**35,782**	**5,281**	**65,686**	**106,749**

32 Notes to Consolidated Cash Flow Statement

(a) Reconciliation of operating profit to cash generated from operations

	2008	2007
Operating profit before change in fair value of investment properties	**10,728**	11,562
Depreciation and amortization	**1,126**	1,061
Impairment of goodwill	**31**	9
Loss on disposal of investment properties	**39**	9
Loss on disposal of other fixed assets	**14**	13
Share-based payment expenses	**-**	1
Dividend income from investments	**(208)**	(113)
Impairment of properties	–	379
Interest income	**(84)**	(96)
Exchange difference	**(2)**	8
Operating profit before changes in working capital	**11,644**	12,833
(Increase)/decrease in properties for sale	**(724)**	4,784
Additions to properties pending development for sale	**(9,969)**	(11,658)
Decrease/(increase) in debtors, prepayments and others	**1,700**	(3,375)
Decrease/(increase) in marketable securities	**64**	(102)
(Decrease)/increase in trade and other payables	**(2,065)**	1,951
Increase/(decrease) in deposits received on sales of properties	**263**	(13)
Cash generated from operations	**913**	4,420

(Expressed in millions of Hong Kong dollars)

32 Notes to Consolidated Cash Flow Statement (cont'd)

(b) Purchase of subsidiaries and assets

During the year, the Group completed several acquisitions.

In July and September 2007, the Group acquired 60% interest in Nine Dragon Lake Joint Investments Limited and 91% interest in 成都忠捷置業有限公司, respectively. Both subsidiaries have interest in property development projects in Mainland China.

In November 2007, the Group acquired 100% interest in Risearn Worldwide Limited which indirectly holds an investment property in Hong Kong, and 100% interest in Zeson Management Limited which is a car parking management business in Hong Kong.

In March 2008, the Group acquired 100% interest in Digcom Limited which indirectly holds an investment property in Hong Kong.

The Group also completed several relatively smaller acquisitions during the year. Since those are relatively immaterial to both the Group's financial positions and results, the details of acquisitions are not disclosed.

The acquired subsidiaries contributed revenues of HK$163 million and underlying profits attributable to the Company's shareholders of HK$47 million from their respective dates of acquisition to 30 June 2008. If these acquisitions had occurred on 1 July 2007, total Group revenues and profit attributable to the Company's shareholders would not be significantly different from that reported in consolidated profit and loss account.

The cash flow and net assets acquired are as follows:

	2008 Book Value	**2008 Fair Value**	2007 Fair Value
Net assets acquired:			
Investment properties	**2,013**	**2,658**	-
Fixed assets	**6**	**6**	127
Properties for sales	**732**	**3,885**	-
Debtors, prepayments and others	**198**	**198**	70
Bank balances and cash	**36**	**36**	1
Trade and other payables	**(248)**	**(254)**	(47)
Taxation	**(5)**	**(5)**	-
Bank and other borrowings	**-**	**-**	(3)
Deferred tax liabilities	**(39)**	**(52)**	(8)
Minority interests	**(36)**	**(1,329)**	-
	2,657	**5,143**	140
Less:			
Interests in jointly controlled entities		**-**	(54)
Goodwill on acquisition		**35**	-
		5,178	86
Satisfied by:			
Cash paid		**4,520**	86
Deferred consideration		**658**	-
		5,178	86

(Expressed in millions of Hong Kong dollars)

32 Notes to Consolidated Cash Flow Statement (cont'd)

(b) Purchase of subsidiaries and assets (cont'd)

	2008	2007
Analysis of net cash inflow in respect of the purchase of subsidiaries:		
Cash consideration paid	**4,520**	86
Bank balances and cash acquired	**(36)**	(1)
	4,484	85

(c) Analysis of the balance of cash and cash equivalents at end of year

	2008	2007
Bank deposits	**5,623**	6,755
Bank balances and cash	**1,173**	609
Bank overdrafts	**(79)**	(65)
	6,717	7,299
Less: Pledged bank deposits	**(333)**	(324)
	6,384	6,975

33 Jointly Controlled Assets

The Group

At the balance sheet date, the aggregate amounts of assets and liabilities recognized in the financial statements relating to the Group's interests in jointly controlled assets are as follows :

	2008	2007
Investment properties	**8,802**	6,292
Properties under development	**2**	1
Properties under development for sale	**294**	208
Stocks of completed properties for sale	**143**	144
	9,241	6,645
Trade and other payables	**188**	174

(Expressed in millions of Hong Kong dollars)

34 Related Party Transactions

During the year, the Group undertook various transactions with related parties. The following is a summary of significant transactions between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates		Jointly controlled entities	
	2008	2007	**2008**	2007
Interest income	**8**	1	**63**	98
Rental income	**7**	6	**1**	1
Rental expenses	**–**	–	**27**	23
Other revenue from services rendered	**347**	640	**38**	33
Purchase of goods and services	**-**	-	**264**	150

The outstanding balances with associates and jointly controlled entities at the balance sheet date were disclosed in notes 14 and 15.

35 Contingent Liabilities and Commitments

The Group

At the balance sheet date, the Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows :

		2008	2007
(a)	Capital commitments in respect of fixed assets		
	Contracted but not provided for	**12,919**	8,876
	Authorized but not contracted for	**426**	490
(b)	Capital commitments in respect of investments		
	Contracted but not provided for	**45**	4
(c)	The Group's share of capital commitments of joint ventures:		
	Contracted but not provided for	**2,015**	1,800
	Authorized but not contracted for	**46**	–

(d) Guarantees given to banks and financial institutions for the borrowings of jointly controlled entities of HK$2,425 million (2007: HK$3,400 million) and other guarantees of HK$2 million (2007: HK$2 million).

The Company

At the balance sheet date, the Company had contingent liabilities, not included in the Company's financial statements, in respect of guarantees for bank and other borrowings drawn by:

	2008	2007
Subsidiaries	**37,071**	31,806
Jointly controlled entities	**2,425**	3,400
	39,496	35,206

(Expressed in millions of Hong Kong dollars)

36 Operating Lease

At the balance sheet date, the future aggregate minimum lease income receivable by the Group under noncancellable operating leases for land and buildings is analysed as follows:

	2008	2007
Not later than one year	**6,354**	4,852
Later than one year but not later than five years	**7,000**	4,334
Later than five years	**1,454**	268
	14,808	9,454

At the balance sheet date, the future aggregate minimum lease charges payable by the Group under non-cancellable operating leases is analysed as follows:

	2008	2007
Not later than one year	**341**	338
Later than one year but not later than five years	**246**	226
Later than five years	**21**	28
	608	592

37 Charges of Assets

At the balance sheet date, certain bank deposits of the Group's subsidiary, SmarTone Telecommunications Holdings Limited, in the aggregate amount of HK$333 million (2007: HK$324 million) have been pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks.

At the balance sheet date, certain assets of the Group's subsidiaries with an aggregate net book amount of approximately HK$5,439 million (including bank balances of HK$12 million) (2007: HK$4,656 million (including bank balances of HK$7 million)) have been charged to secure its bank borrowings.

38 Comparative Figures

Certain comparative figures have been restated to conform with the current year's presentation.

39 Critical Accounting Judgements and Estimations

The estimates and judgements used in preparing the financial statements are continually evaluated based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below:

(a) Fair value of investment properties

Investment properties are stated in the balance sheet at their open market value assessed by an independent qualified professional valuer. Valuation is determined by reference to comparable market transactions and where appropriate on the basis of capitalization of the net income derived from existing tenancies with due allowance for reversionary income potential based on market conditions existing at the balance sheet date.

(b) Impairment of assets

Assets including goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of the fair value less costs to sell and value in use. Estimating the value in use of an asset involves estimating the future cash flows expected to arise from its continuing use and from its disposal at the end of its useful life and applying the appropriate discount rate that reflects current market assessment of the time value of money and the risk specific to the asset.

(c) Income taxes

There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business and judgement is required in determining the provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the year in which such determination is made.

(d) Recognition of deferred tax assets

The amount of the deferred tax assets included in the balance sheet of the Group is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences and unused tax losses can be utilized. The recognition of deferred tax assets requires the Group to make judgements, based on assessment regarding future financial performance, about the amount of future taxable profits and the timing of when these will be realized.

(e) Assessment of useful economic lives

Fixed assets and intangibles (other than goodwill) are depreciated or amortized over their useful economic lives. The assessment of estimated useful lives is a matter of judgement based on the experience of the Group, taking into account factors such as technological progress, changes in market demand, expected usage and physical wear and tear. Useful lives are periodically reviewed for continued appropriateness. Due to long lives of assets, changes to the estimates used can result in variations in their carrying value.

(Expressed in millions of Hong Kong dollars)

40 Financial Risk Management

The Group's major financial instruments include investments, amounts due from associates and jointly controlled entities, loans receivables, trade debtors, bank balances and deposits, trade creditors, bank and other borrowings and other long-term liabilities. Details of these financial instruments are disclosed in respective notes.

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The risks associated with these financial instruments are managed by the Group's financial management policies and practices described below:

(a) Foreign currency risk

Foreign currency exposure does not pose a significant risk for the Group as most of the Group's assets, operational cash flows and borrowings are denominated in Hong Kong dollars. The Group aims to minimize its currency risk using forward contracts where feasible and cost effective. The Group's primary foreign currency exposures arise mainly from the property development and investment activities in Mainland China and Singapore, whose net assets are exposed to foreign currency translation risk. Where appropriate, the Group seeks to finance these investments through borrowings denominated in the relevant foreign currencies. Exchange differences arising from the translation of the net investment in these Mainland China and Singapore subsidiaries, associates and jointly controlled entities have been dealt with as an equity movement.

The Group is also exposed to foreign currency risk in respect of its foreign currency borrowings, mainly denominated in United States dollars. Where appropriate, the Group may enter into currency swaps to hedge the currency risks associated with its borrowings. Foreign currency exposure of the Group's other monetary assets/liabilities is minimal.

At 30 June 2008, it is estimated that a 10% increase/decrease in exchange rate of Hong Kong dollars against all other currencies, with all other variables held constant, would increase/decrease the profit before taxation for the year by approximately HK$113 million (2007: HK$28 million). The equity would be decreased/increased by HK$84 million (2007: HK$82 million).

(b) Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly, at times of interest rate uncertainty, through the use of interest rate swaps.

The Group's interest rate risks arise principally from borrowings. Borrowings raised at floating rates expose the Group to cash flow interest rate risk. Interest rate risk is managed by the Group's senior management through regular review to determine the strategy as to having the funding in floating/fixed rate mix appropriate to the Group's businesses and investments.

The Group's borrowings are principally arranged on a floating rate basis. When appropriate, interest rate swaps are used to hedge and manage its long-term interest rate exposure. Speculative derivative transactions are strictly prohibited.

As at 30 June 2008, it is estimated that an increase/decrease of 100 basis points in interest rates, with all other variables held constant, would decrease/increase the profit before taxation for the year by approximately HK$256 million (2007: HK$212 million). The equity would be decreased/increased by approximately HK$48 million and HK$49 million, respectively (2007: HK$34 million and HK$37 million, respectively).

The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for both derivative and nonderivative financial instruments in existence at that date. The analysis is performed on the same basis for financial year 2007.

(Expressed in millions of Hong Kong dollars)

40 Financial Risk Management (cont'd)

(c) Price risk

The Group is exposed to price risk through the Group's certain available-for-sale investments and marketable securities that are measured at fair value at each balance sheet date with reference to the quoted market prices. The Group manages its exposure by closely monitoring the price movements and the changes in market conditions that may affect the value of these investments.

As at 30 June 2008, it is estimated that an increase/decrease of 10% in equity prices, with all other variables held constant, would increase/decrease the profit before taxation for the year and total equity by approximately HK$63 million and HK$392 million, respectively (2007: HK$74 million and HK$573 million, respectively).

(d) Credit risk

The Group's credit risk is primarily attributable to trade debtors, derivative financial instruments and deposits with banks and financial institutions and held-to-maturity debt securities.

The Group's trade debtors mainly arise from sale of properties developed by the Group and rent receivables from tenants. Occasionally, long term loans are provided to purchasers of the Group's properties and carry interest at rates with reference to banks' lending rates. Regular review is carried out and stringent monitoring procedures are in place to deal with overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment loss is made for irrecoverable amounts.

Counterparty exposure from derivatives is managed, together with that from deposits and bank account balances, with credit limit that reflect published credit ratings and monitored on a regular basis to ensure there is no significant risk to any individual counterparty. Investments in held-to-maturity debt securities are generally limited to issuers of sound credit and rating.

The Group has no significant concentration of credit risk. The maximum exposure to credit risk without taking account of any collateral held is represented by the carrying amount of each financial asset in the balance sheet after deducting any impairment loss. Except for the financial guarantees given by the Company as set out in note 35, the Group does not provide any other guarantee which would expose the Group to material credit risk

(Expressed in millions of Hong Kong dollars)

40 Financial Risk Management (cont'd)

(e) Liquidity risk

The Group's financial and treasury activities are centrally managed and contolled at the corporate level. The Group takes liquidity risk into consideration when deciding its sources of finances and their respective tenors. The Group aims to diversify its funding sources and minimize its refinancing risk by preventing substantial refinancing in any one period. The Group also maintains substantial undrawn committed revolving banking facilities to allow for flexibility in meeting its funding requirements.

The following tables detail the Group's remaining contractual maturity for its derivative and non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

As at 30 June 2008	Notes	**Carrying amount**	**Total contractual undiscounted cash flow**	**Up to 1 year**	**> 1 year to 2 years**	**> 2 years to 5 years**	**> 5 years**
Creditors and accrued expenses	25	**11,524**	**11,527**	**7,315**	**1,399**	**2,717**	**96**
Amounts due to minority shareholders	25	**1,547**	**1,547**	**983**	**-**	**564**	**-**
Bank and other borrowings	24 & 26	**40,303**	**45,031**	**3,155**	**6,557**	**29,302**	**6,017**
Other long-term liabilities	28	**709**	**1,230**	**-**	**86**	**352**	**792**
		54,083	**59,335**	**11,453**	**8,042**	**32,935**	**6,905**

As at 30 June 2007	Notes	Carrying amount	Total contractual undiscounted cash flow	Up to 1 year	> 1 year to 2 years	> 2 years to 5 years	> 5 years
Creditors and accrued expenses	25	12,747	12,747	7,315	1,472	3,881	79
Amounts due to minority shareholders	25	1,301	1,301	182	9	1,110	-
Bank and other borrowings	24 & 26	33,332	39,591	2,373	6,846	23,790	6,582
Other long-term liabilities	28	697	1,306	-	76	298	932
Derivative financial instruments	20b	56	81	-	6	33	42
		48,133	55,026	9,870	8,409	29,112	7,635

(f) Fair values

Listed investments are stated at quoted market prices. Unlisted equity investments for which fair values cannot be reliably measured are stated at cost less impairment losses.

The fair values of trade receivables, bank balances, trade payables, accruals and short term borrowings approximate their carrying amounts due to the short-term maturities of these assets and liabilities.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of currency swap contracts is determined using quoted forward exchange rates at the balance sheet date.

The carrying amounts of mortgage loan receivables, which carry variable interest rates and reprice with reference to market changes, approximate their fair values.

The carrying amounts of other financial assets and liabilities in the financial statements are not materially different from their fair values.

(Expressed in millions of Hong Kong dollars)

41 Capital Management

The Group's objective for managing capital is to maintain a strong capital base to support the development of its business and to continue to provide returns for shareholders while maintaining a prudent level of financial leverage.

The Group actively reviews and monitors its capital structure on a regular basis to maintain a healthy net debt-to-shareholders' funds ratio. For this purpose the Group defines net debt as total borrowings less bank balances and deposits. Shareholders' funds comprise share capital, share premium and reserves attributable to the Company's shareholders as shown in the consolidated balance sheet. In order to maintain or adjust the capital structure, the Group may adjust the payment of dividends, issue new shares, raise new debt financing or sell assets to reduce debt.

The net debt-to-shareholders' funds ratios at the year end were as follows:

	2008	2007
Secured bank loans	**3,145**	1,449
Unsecured bank and other loans	**37,158**	31,883
Total borrowings	**40,303**	33,332
Less: Bank balance and deposits	**(6,796)**	(7,364)
Net debt	**33,507**	25,968
Shareholders' funds	**219,250**	185,476
Net debt-to-shareholders funds ratio	**15.3%**	14.0%

42 Approval of Financial Statements

The financial statements set out on pages 132 to 188 were approved by the board of directors on 11 September 2008.

Principal Subsidiaries

The directors are of the opinion that a complete list of the particulars of all subsidiaries will be of excessive length and therefore the list following contains only the particulars of subsidiaries which principally affect the profit and loss account or assets of the Group. A complete list of all the subsidiaries will be annexed to the Company's 2008 annual return.

Unless otherwise stated, all principal subsidiaries were incorporated and are operating in Hong Kong and unlisted.

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
SUNeVision Holdings Ltd. (Listed in Hong Kong)	2	84.63	IT infrastructure & internet services investment	203,148,383
SmarTone Telecommunications Holdings Limited (Listed in Hong Kong)	3	57.94	Mobile telephone system operation	573,435,928
Sun Hung Kai Real Estate Agency Limited		100	General management & agency	1,000,000
New Town (N.T.) Properties Limited		100	Investment holding	2,287,658,338
Hung Kai Finance Company Limited		100	Registered deposit-taking company	100,000,200
Fidelity Finance Company Limited		100	Finance	200
Honour Finance Company Limited		100	Finance	500,000
Sun Hung Kai Properties (Financial Services) Limited		100	Finance	100,000
Sun Hung Kai Properties Insurance Limited		100	General insurance	75,000,000
Sun Hung Kai Architects and Engineers Limited		100	Architectural & engineering	350,000
Sanfield Building Contractors Limited		100	Building construction	10,200,000
Everlight Engineering Company Limited		100	Fire prevention & mechanical engineering	50,000
Aegis Engineering Company Limited		100	Plant and machine hire	100,000
Hong Yip Service Company Limited		100	Property & facility management	100,000
Kai Shing Management Services Limited		100	Property & facility management	10,000
Mantegna Investment Company Limited	1	100	Hotel ownership	10,000,000
New Town Serviced Apartment Management Company Limited		100	Furnished apartment management	200
Royaltelle International Limited		100	Hotel management	2
Able Smart Assets Limited	1	100	Property investment	US$1
Ace Peace Limited		100	Property investment	1
Additech Ltd.	1	100	Property investment	US$1
Advance Vision Enterprises Limited		100	Property investment	2
Airport Freight Forwarding Centre Company Limited		100	Freight forwarding centre	100
Annadale Development Limited		100	Property development and investment	2
Antanpark Limited	1	100	Property investment	US$1
Antinio Investments Limited	1	100	Property investment	US$1
Artsland Properties Investment Limited	1	100	Property investment	US$1
Asiaford Limited	1	100	Property development	US$1

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Assured Outcome Limited	1	100	Property investment	US$1
Banodale Limited		100	Property development	2
Barnard Enterprises Limited	1	75	Property investment	US$100
Beachshore Limited		100	Property development	10,400,000
Beauty Marble Investment Limited		100	Property investment	2
Beijing Sun Dong An Co Ltd.	4	100	Property investment	US$129,000,000
Best Winners Limited	1	100	Property investment	US$1
Biliboss Ltd.	1	100	Property investment	US$1
Branhall Investments Limited	1	100	Property investment	40,000,000
Buratto Limited	1	100	Property investment	US$1
Century Loyal Limited		100	Property investment	1
Cheerlord Investment Ltd.	1	100	Property investment	US$1
成都忠捷置業有限公司	4	91	Property development	RMB213,000,000
Cherry Land Company Limited		100	Property investment	1,500,000
City Lion Investment Limited	1	100	Property investment	US$1
City Success Limited		100	Property development and investment	2
Cranejoy Limited		100	Property investment	2
Dictado Company Limited		100	Property investment	200
Dipende Limited	1	100	Property investment	US$1
Entero Company Limited		100	Property investment	200
Even Decade Limited	1	100	Property investment	US$1
Ever Channel Limited		100	Property investment	2
Ever Crown Properties (Suzhou) Co, Ltd	4	90	Property development and investment	RMB1,096,667,101
Ever Fast Limited		100	Property development and investment	2
Excel Elite Assets Limited	1	100	Property investment	US$1
Excellent Chance Limited	1	100	Property investment	US$1
Faith & Safe Transportation Limited		100	Mid stream operator	8,622,450
First Gain Assets Limited	1	100	Property investment	US$1
Firstmax Limited		100	Property investment	2
Fit Sharp Limited	1	100	Property investment	US$1
Forever Glory Investments Limited	1	100	Property investment	US$1
Fortin International Limited	1	100	Property development and investment	US$1
Fortune Honor Limited		100	Property investment	2
Fortune Wind Investments Limted	1	100	Property development	US$1
Fortune Yield Investment Limited		100	Property investment	2
佛山市新普房地產開發有限公司	4	100	Property development and investment	US$5,000,000
Full Market Limited		100	Property investment	2
Garudia Limited		100	Property investment	2

Principal Subsidiaries

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Golden Square Properties Enterprises Limited	1	100	Property investment	1,000,000
Goodwick Limited		100	Property investment	1
廣州九龍湖房地產開發有限公司	4	60	Property development	561,401,400
廣州市滙信房地產開發有限公司	4	95	Property development	RMB82,000,000
廣州市佳俊房地產開發有限公司	4	100	Property development	RMB97,200,000
Harbour Vantage Limited		100	Property development	2
Headmaster Assets Limited	1	100	Property investment	US$1
Hero Town Limited	1	100	Property investment	US$86,500,001
Herowell Limited		100	Property investment	1
Hoi Kong Container Services Company Limited		100	Mid stream operator	40,000,000
Honenberg Limited		100	Property investment	2
Hong Kong Business Aviation Centre Limited	5	35	Business Aviation Centre	1,000,000
華祥房地產(南京)有限公司	4	100	Property investment	RMB108,597,016
Hung Kai Finance Investment Holding Limited		100	Property investment	200
Jayan Company Limited		100	Property investment and investment holding	2
Jentex Limited	1	100	Property development	US$1
Jugada Company Limited		100	Property investment	2
Kamchatka Company Limited		100	Property investment	200
Kartasun Limited		100	Property investment	2
Kimrose Investments Ltd.	1	100	Property investment	US$1
King Skill Limited		100	Property development	2
Laboster Company Limited		100	Property investment	2
Lee Bit Kai Investment Company Limited		100	Property investment	1,000
Leverson Limited	1	100	Property investment	US$1
Long Tesak Company Limited		100	Property investment	100,000
Lonsale Company Limited		100	Property investment	2
Lorient Holdings Ltd.	1	100	Property investment	US$1
Lunalite Company Limited		100	Property investment	2
Luxsky Ltd.	1	100	Property investment	US$1
Manceton Limited		100	Property investment	2
Mighty Choice Assets Limited	1	100	Property investment	US$1
Mindano Limited		100	Property investment	10,000
Morifunn Ltd.	1	100	Property investment	US$1
Moscova Company Limited		100	Property investment	200
Nixon Cleaning Company Limited		100	Cleaning service	100,000
Obvio Yip Company Limited		100	Property development and investment	15,000,000,000

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Open Step Limited		60	Property investment	10
Pacotilla Company Limited		100	Property investment	200
Partner Sino Assets Limited	1	100	Property investment	US$1
Pawling Limited	1	100	Property investment	US$1
Profit Richness Limited	1	100	Property investment	US$1
Protasan Limited		100	Property investment	100
Rinnovare Limited	1	100	Property investment	US$1
Route 3 (CPS) Company Limited		70	Toll road operation	10,000
SHKP E-home Limited		100	Property development	2
Shanghai Central Plaza Property Co., Ltd	4	80	Property investment	US$42,000,000
Shanghai Maxdo International Hotel Limited	4	78.36	Property investment	US$80,000,000
Shanghai Maxdo International Tower Limited	4	78.36	Property investment	US$290,500,000
Shanghai Xin Zhong Hui Property Co., Ltd	4	97.14	Property investment	US$35,000,000
上海新中楊房地產有限公司	4	100	Property development and investment	US$165,000,000
Shubbery Company Limited		100	Property investment	200
Shunyue Investments Limited	1	100	Property investment	US$1
Smartland Enterprises Limited		100	Property investment	2
Solar Kingdom Limited		100	Property investment	2
Speed Wise Limited		100	Property investment	2
Speedway Assets Limited	1	100	Property investment	US$1
Standard Top Limited		100	Property investment	2
Startrack Company Limited		100	Property investment	200
Sun Carol Company Limited		100	Property investment	200
Sun Hung Kai Development (Lujiazui I) Ltd	4	100	Property investment	US$214,482,000
Sun Hung Kai Development (Lujiazui II) Ltd	4	100	Property investment	US$65,345,000
Sun Hung Kai Development (Lujiazui III) Ltd	4	100	Property investment	US$51,205,000
Sun Hung Kai Properties (Capital Market) Limited	2	100	Finance	US$10
Sun Hung Kai Secretarial Services Limited		100	Secretarial services	200
Sun Yuen Long Centre Management Company Limited		87.5	Property investment and management	50,000
Sunfez Company Limited		100	Property investment	200
Suniland Limited		100	Property development and investment	2
Sunrit Enterprises Limited		100	Property investment	4,000,000
Tainam Holdings Limited	1	100	Property investment	US$1
Tamworth Development Limited		100	Property development	2
Ten Choice Development Limited		100	Property investment	2
Tenuta Limited	1	100	Property investment	US$1
Tipro Development Limited		100	Property investment	1,000,000
Time Plus Limited		100	Property development	2

Principal Subsidiaries

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Tonthai Investment Enterprises Limited	1	100	Property investment	US$1
Town Descant Company Limited		100	Property investment	200
Transport Infrastructure Management Limited		66.7	Road management	70,000,000
Treasure On Development Limited		100	Property development and investment	2
Tsi Mai Company Limited		100	Property investment	200
Tsuen Kwong Limited		100	Property development	2
Uniland Investment Enterprises Limited	1	100	Property investment	US$1
Upper Hill Company Limited	1	100	Property investment	US$1
Vast Earn Property Corp	1	100	Property investment	US$2
Wai Hung Development Company Limited		100	Investment holding and property investment	70,000
Warrior Company Limited		100	Property investment	300
Well Logic Properties Investment Limited	1	100	Property investment	US$1
Wellden Limited		100	Property investment	2
Wilson Parking (Holdings) Limited		100	Investment holding and carpark operation	1,000
Winner Land Enterprises Limited		100	Property investment	2
Wonder Charm Assets Limited	1	100	Property investment	US$1
Wonderful Dragon Investments Limited		100	Property development	2
WTC (Club) Limited		100	Club management	200
YATA Limited (formerly Seiyu (Shatin) Company Limited)		100	Deprtment store operation	30,000,000
Zarabanda Company Limited		100	Property investment	2
Zhongshan SHKP Taoyuan Real Estate Development Co. Ltd.	4	75	Property development	40,000,000

Notes: 1. Incorporated in the British Virgin Islands.

2. Incorporated in the Cayman Islands.

3. Incorporated in Bermuda.

4. Incorporated and operating in the People's Republic of China.

5. Indirectly held by the Company.

Principal Jointly Controlled Entities

The directors are of the opinion that a complete list of the particulars of all jointly controlled entities will be of excessive length and therefore the list following contains only the particulars of jointly controlled entities which principally affect the profit and loss account or assets of the Group. A complete list of all jointly controlled entities will be annexed to the Company's 2008 annual return.

Unless otherwise stated, all principal jointly controlled entities were incorporated and are operating in Hong Kong and unlisted.

	Name	Note	Attributable Equity Interest Held by the Company (%)	Activities
+	Altomatic Limited		50	Property investment
	Brilliant Palace Limited	1	40	Investment holding
#+	Cheerjoy Development Limited		35	Property development
#	Dragon Beauty International Limited		50	Property development
	First Star Development Limited		50	Property development
+	Glorious Concrete (H.K.) Limited		50	Manufacturers of ready mixed concrete
#+	Green Valley Landfill Limited		20	Landfill waste disposal facility
	IFC Development Limited	1	50	Property investment
	Jade Land Resources Limited		25	Property development and investment
	Karnold Way Limited		57.52	Finance
#	Kerry Hung Kai Warehouse (Cheung Sha Wan) Limited		50	Godown operation
	Krimark Investments Limited	1	30	Investment holding
+	Newfoundworld Investment Holdings Limited	1	20	Investment holding
#+	Orchard Turn Holdings Pte. Ltd.	2	50	Investment holding
+	Ranny Limited		50	Property investment
#+	River Trade Terminal Co. Ltd.	1	50	River trade terminal
#	Senica International Limited	1	22.5	Investment holding
#+	South China Transfer Limited		20	Solid waste management and environmental services
	Special Concept Development Limited		25	Property development and investment
+	Splendid Shing Limited		50	Property investment
+	Star Play Development Limited		33.3	Property investment
	Teamfield Property Limited		57.52	Property investment
+	Tinyau Company Limited		50	Property investment
+	Topcycle Development Limited		50	Property development
	Wellview Investment Limited	1	40	Investment holding
#	Wolver Hollow Company Limited		50	Property investment
+	Xipho Development Company Limited		33.3	Property development

\+ The financial statements of these companies have been audited by firms other than Deloitte Touche Tohmatsu.

\# Companies with year ends not co-terminous with that of Sun Hung Kai Properties Limited.

Notes: 1. Incorporated in the British Virgin Islands.

2. Incorporated and operating in the Republic of Singapore.

Principal Associates

The directors are of the opinion that a complete list of the particulars of all associates will be of excessive length and therefore the list following contains only the particulars of associates which principally affect the profit and loss account or assets of the Group. A complete list of all associates will be annexed to the Company's 2008 annual return.

Unless otherwise stated, all principal associates were incorporated and are operating in Hong Kong and unlisted.

	Name	Note	Attributable Equity Interest Held by the Company (%)	Activities
#+	Transport International Holdings Limited (listed in Hong Kong)	1	33.28	Public transportation
#+	Ranex Investments Limited		29	Property development and investment
#+	The Hong Kong School of Motoring Limited		30	Driving School
#+	Onluck Finance Limited		35.44	Finance
#+	Treasure Peninsula Limited		29	Finance

+ The financial statements of these companies have been audited by firms other than Deloitte Touche Tohmatsu.

Companies with year ends not co-terminous with that of Sun Hung Kai Properties Limited.

Note: 1. Incorporated in the Bermuda.

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END